



SELECT MEDICAL HOLDINGS CORPORATION

Anti-Gravity Treadmill

Extraordinary **people.** *Exceptional* **care.**







2023 ANNUAL REPORT









Select MEDICAL
Improving Quality of Life

EXTRAORDINARY **PEOPLE.** EXCEPTIONAL **CARE.**



Select Medical's pledge to deliver an exceptional patient experience is directly tied to our commitment to deliver an exceptional employee experience. Following are a few highlights of those achievements in 2023.



TREATED MORE THAN
ONE MILLION PATIENTS
ACROSS OUR CARE CONTINUUM



55,000 EMPLOYEES
ACROSS THE U.S.



WELCOMED
14,500
NEW EMPLOYEES

MANY VOICES | **O1NE SELECT**
INTRODUCED TO CELEBRATE DIVERSITY



SPECIALTY HOSPITALS ACHIEVED
HIGHEST RETENTION RATE
SINCE 2017

OUTPATIENT DIVISION ACHIEVED
HIGHEST RETENTION RATE
SINCE 2019





MORE THAN 11,000 CLINICIANS COMPLETED CAREER ADVANCEMENT PROGRAMS & CONTINUING EDUCATION COURSES



ENGAGED IN
150
INPATIENT REHABILITATION **RESEARCH STUDIES**



RECOGNIZED FOR
QUALITY, INNOVATION, REPUTATION & FINANCIAL PERFORMANCE
BY FORTUNE



GENDER DIVERSITY
IN LEADERSHIP IS
59% AND 41%
MALE   FEMALE

ACHIEVED **ALL-TIME HIGH**
PATIENT SATISFACTION SCORES



2%
OF WORKFORCE ARE
VETERANS



MORE THAN
50%
OF PROMOTIONS WERE
INTRA-ORGANIZATIONAL



7
INPATIENT REHABILITATION HOSPITALS AT
12 LOCATIONS
NAMED TO U.S. NEWS & WORLD REPORT
"BEST REHABILITATION HOSPITALS"



10
INPATIENT REHABILITATION HOSPITALS NAMED AS
"AMERICA'S BEST REHABILITATION CENTERS"
BY NEWSWEEK

DEAR SHAREHOLDER

In 2023, Select Medical saw growth opportunities across all divisions as well as challenges from clinical labor shortages to industry regulatory changes. Our ability to strategically navigate and successfully execute against this dichotomy is attributable to the deep bench strength of the company's senior operational and clinical leadership teams enterprise-wide.

In September, the company appointed veteran Select Medical executives John Saich and Tom Mullin as co-presidents and Mike Malatesta as executive vice president and chief financial officer. Several new C-Suite officers and senior executives were also named across the human resources, compliance, legal, communications, strategy and growth, and operational functions. Combined, these appointments represent a highly adept team of young leaders who will help steer the company toward future success.

Focus on Recruitment, Retention, Education and Advancement

In 2023, Select Medical welcomed nearly 14,500 new employees including more than 1,350 returning staff members across the enterprise. Under the "Go Anywhere with Us" retention program, we also facilitated 5,000 intra-organizational job changes.

In addition, the company expanded its focus on the delivery of new educational and career advancement initiatives. The Outpatient Division introduced a National Leadership Development Program, and nearly 5,000 clinicians completed over 16,000 accredited, internally developed online learning modules across a myriad of disciplines. Across the specialty hospitals divisions, more than 2,200 clinical staff actively participated in our various clinical advancement programs.

A STEADY FOCUS ON **TALENT MANAGEMENT** WAS INSTRUMENTAL IN OUR ABILITY TO GROW OUR LINES OF BUSINESS IN 2023

Concentra supported more than 3,800 medical, therapy and onsite clinicians in completing over 34,000 continuing education hours through ConcentraYou, and saw strong employee participation in its Aspiring Leaders Program, Occupational Health University advanced clinical training courses, among others.





A Stable Workforce Supports Expansion and Growth

A steady focus on talent management was instrumental in our ability to grow our lines of business in 2023. The company signed new critical illness recovery hospital joint ventures with West Tennessee Health and Inova Health in Northern Virginia as well as an inpatient rehabilitation joint venture with AtlantiCare in South New Jersey, and an expanded partnership with OhioHealth in Columbus, Ohio.

Additionally, a joint venture was formed with Lutheran Health Network to build an inpatient rehabilitation hospital in Fort Wayne, Indiana. Two new acute rehabilitation units were also opened in Select Specialty Hospitals in Springfield, Missouri and Pensacola, Florida. In addition, the company announced plans to grow its neuro transitional units footprint, adding a new facility in Dallas, Texas and Columbus, Ohio in 2024.

The Outpatient Division saw growth across its national network as part of the AtlantiCare joint venture along with 48 start-ups and 13 acquisitions. Concentra continued to expand as well with the opening of eight new clinics. Concentra's additional 2023 growth included 20 new onsites, doubled first-year revenue of its relaunched episodic business and 55,000 Concentra Telemed visits.

Clinical Excellence, Quality and Outcomes Recognized

Seven of the company's inpatient rehabilitation hospitals at 12 locations were recognized among the country's "Best Rehabilitation Hospitals," according to *U.S. News & World Report's* rankings for 2023-2024. Those that made the list included: Kessler Institute for Rehabilitation, Baylor Scott & White Institute for Rehabilitation, OhioHealth Rehabilitation Hospital, California Rehabilitation Institute, Cleveland Clinic Rehabilitation Hospital, TriHealth Rehabilitation Hospital and Banner Rehabilitation Hospital. *Newsweek* also named 10 of our inpatient rehabilitation hospitals to its 2023 list of "America's Best Physical Rehab Centers."

IT WAS OUR PRIVILEGE TO CARE FOR MORE THAN
ONE MILLION PATIENTS IN 2023

In addition to these prestigious national recognitions judged on outcomes, quality and safety, Select Medical's research team managed more than 150 ongoing studies and quality improvement projects nationwide focusing on a multitude of specialties, including: critical care medicine, physical medicine and rehabilitation, neuropsychology, cancer rehabilitation and the list continues to grow.

Guided by Our Four Key Results

As we embark on 2024, we will build on this progress by remaining focused on our Four Key Results:

1. *Keeping Our Patients and Each Other Safe*
2. *Delivering an Exceptional Patient Experience*
3. *Delivering an Exceptional Employee Experience*
4. *Meeting Our Annual Business Plan*

Select Medical will also successfully manage the separation of Concentra, announced in January 2024, with the aim to increase stockholder value and focus each company's strategic priorities on its respective marketplace.

In closing, it was our privilege to care for more than one million patients in 2023, helping them achieve outcomes that improve quality of life.

Sincerely,



Robert A. Ortenzio
Executive Chairman & Co-Founder

Rocco A. Ortenzio
Vice Chairman & Co-Founder



David S. Chernow
Chief Executive Officer

SELECT MEDICAL HOLDINGS CORPORATION
FINANCIAL HIGHLIGHTS

(In thousands, except per share data)	2023	2022	2021	2020	2019
FOR THE YEARS ENDED					
Revenue	$ 6,664,058	$ 6,333,538	$ 6,204,515	$ 5,531,713	$ 5,453,922
Income from operations	554,874	403,283	713,774	567,657	471,881
Net income attributable to Select Medical Holdings Corporation	243,491	158,994	402,225	258,995	148,449
Earnings per common share, fully diluted	1.91	1.23	2.98	1.93	1.10
Dividends per share	0.500	0.500	0.375	–	–
Cash flow from operations	582,058	284,825	401,228	1,028,073	445,182
SEGMENT INFORMATION					
Revenue					
Critical illness recovery hospital	$ 2,299,773	$ 2,234,132	$ 2,246,772	$ 2,077,499	$ 1,836,518
Rehabilitation hospital	979,585	916,763	849,340	734,673	670,971
Outpatient rehabilitation	1,188,914	1,125,282	1,084,361	919,913	1,046,011
Concentra	1,838,081	1,724,359	1,732,041	1,501,434	1,628,817
Other	357,705	333,002	292,001	298,194	271,605
Total Revenue	$ 6,664,058	$ 6,333,538	$ 6,204,515	$ 5,531,713	$ 5,453,922
Adjusted EBITDA[1]					
Critical illness recovery hospital	$ 246,015	$ 111,344	$ 267,993	$ 342,427	$ 254,868
Rehabilitation hospital	221,875	198,034	184,704	153,203	135,857
Outpatient rehabilitation	111,868	101,860	138,275	79,164	151,831
Concentra[2]	361,334	334,337	389,616	252,892	276,482
Other[2]	(133,667)	(98,712)	(33,229)	(27,120)	(108,130)
Total Adjusted EBITDA	$ 807,425	$ 646,863	$ 947,359	$ 800,566	$ 710,908
BALANCE SHEET SNAPSHOT AT YEAR-END					
Cash and cash equivalents	$ 84,006	$ 97,906	$ 74,310	$ 577,061	$ 335,882
Working capital	9,181	(116,162)	(133,638)	155,634	298,712
Total assets	7,689,631	7,665,293	7,360,171	7,655,399	7,340,288
Total debt	3,658,004	3,879,562	3,573,957	3,402,019	3,445,110
Stockholders' equity	1,288,304	1,121,922	1,109,981	1,060,480	770,972

(1) Adjusted EBITDA is used by Select Medical to report its segment performance. Adjusted EBITDA is defined as earnings excluding interest, income taxes, depreciation and amortization, gain (loss) on early retirement of debt, stock compensation expense, acquisition costs associated with U.S. HealthWorks, gain (loss) on sale of businesses, and equity in earnings (losses) of unconsolidated subsidiaries. Refer to Item 7 for further consideration of Adjusted EBITDA as a Non-GAAP measure.

(2) For the years ended December 31, 2020, 2021, and 2022, Select Medical recognized payments received under the Public Health and Social Services Emergency Fund, also referred to as the Provider Relief Fund, for health care related expenses and lost revenues attributable to COVID-19 as other operating income. For the year ended December 31, 2020, $88.9 million and $1.1 million of other operating income is included within the operating results of Select Medical's other activities and Concentra segment, respectively. For the year ended December 31, 2021, $89.1 million and $34.7 million of other operating income is included within the operating results of Select Medical's other activities and Concentra segment, respectively. For the year ended December 31, 2022, $23.8 million of other operating income is included within the operating results of Select Medical's other activities.

IMPROVING QUALITY OF LIFE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to
Commission file numbers: 001-34465

SELECT MEDICAL HOLDINGS CORPORATION
(Exact name of Registrant as specified in its Charter)

Delaware	**20-1764048**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

4714 Gettysburg Road, P.O. Box 2034
Mechanicsburg, PA, 17055
(Address of Principal Executive Offices and Zip Code)
(717) 972-1100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.001 par value per share	SEM	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **NONE**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding twelve months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐	Smaller reporting company	☐	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously held financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to Section 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's voting stock held by non-affiliates at June 30, 2023 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $3,253,662,356, based on the closing price per share of common stock on that date of $31.86 as reported on the New York Stock Exchange. Shares of common stock known by the registrant to be beneficially owned by directors and officers of the registrant subject to the reporting and other requirements of Section 16 of the Securities Exchange Act of 1934 are not included in the computation. The registrant, however, has made no determination that such persons are "affiliates" within the meaning of Rule 12b-2 under the Securities Exchange Act of 1934.

As of February 1, 2024, the number of shares of Holdings' Common Stock, $0.001 par value, outstanding was 128,361,492.

Unless the context indicates otherwise, any reference in this report to "Holdings" refers to Select Medical Holdings Corporation and any reference to "Select" refers to Select Medical Corporation, the wholly owned operating subsidiary of Holdings, and any of Select's subsidiaries. Any reference to "Concentra" refers to Concentra Group Holdings Parent, LLC ("Concentra Group Holdings Parent") and its subsidiaries, including Concentra Inc. References to the "Company," "we," "us," and "our" refer collectively to Holdings, Select, and Concentra.

Documents Incorporated by Reference

Listed hereunder are the documents, any portions of which are incorporated by reference and the Parts of this Form 10-K into which such portions are incorporated:

1. The registrant's definitive proxy statement for use in connection with the 2024 Annual Meeting of Stockholders to be held on or about April 30, 2024 to be filed within 120 days after the registrant's fiscal year ended December 31, 2023, portions of which are incorporated by reference into Part III of this Form 10-K. Such definitive proxy statement, except for the parts therein which have been specifically incorporated by reference, should not be deemed "filed" for the purposes of this form 10-K.

SELECT MEDICAL HOLDINGS CORPORATION

ANNUAL REPORT ON FORM 10-K

FOR THE YEAR ENDED DECEMBER 31, 2023

PART I

Forward-Looking Statements

This annual report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "may," "could," "would," "should," "believe," "expect," "anticipate," "plan," "target," "estimate," "project," "intend," and similar expressions. These statements include, among others, statements regarding our expected business outlook, anticipated financial and operating results, including the continued impact of the effects of the coronavirus disease 2019 ("COVID-19") pandemic on those financial and operating results, our business strategy and means to implement our strategy, our objectives, the amount and timing of capital expenditures, the likelihood of our success in expanding our business, financing plans, budgets, working capital needs, and sources of liquidity.

Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our management's beliefs and assumptions, which in turn are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding our services, the expansion of our services, competitive conditions, and general economic conditions. These assumptions could prove inaccurate. Forward-looking statements also involve known and unknown risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Such factors include, but are not limited to, the following:

- changes in government reimbursement for our services and/or new payment policies may result in a reduction in revenue, an increase in costs, and a reduction in profitability;

- adverse economic conditions including an inflationary environment could cause us to continue to experience increases in the prices of labor and other costs of doing business resulting in a negative impact on our business, operating results, cash flows, and financial condition;

- shortages in qualified nurses, therapists, physicians, or other licensed providers, and/or the inability to attract or retain qualified healthcare professionals could limit our ability to staff our facilities;

- shortages in qualified health professionals could cause us to increase our dependence on contract labor, increase our efforts to recruit and train new employees, and expand upon our initiatives to retain existing staff, which could increase our operating costs significantly;

- public threats such as a global pandemic, or widespread outbreak of an infectious disease, similar to the COVID-19 pandemic, could negatively impact patient volumes and revenues, increase labor and other operating costs, disrupt global financial markets, and/or further legislative and regulatory actions which impact healthcare providers, including actions that may impact the Medicare program;

- the failure of our Medicare-certified long term care hospitals or inpatient rehabilitation facilities to maintain their Medicare certifications may cause our revenue and profitability to decline;

- the failure of our Medicare-certified long term care hospitals and inpatient rehabilitation facilities operated as "hospitals within hospitals" to qualify as hospitals separate from their host hospitals may cause our revenue and profitability to decline;

- a government investigation or assertion that we have violated applicable regulations may result in sanctions or reputational harm and increased costs;

- acquisitions or joint ventures may prove difficult or unsuccessful, use significant resources, or expose us to unforeseen liabilities;

- our plans and expectations related to our acquisitions and our ability to realize anticipated synergies;

- failure to complete or achieve some or all the expected benefits of the potential separation of Concentra;

- private third-party payors for our services may adopt payment policies that could limit our future revenue and profitability;

- the failure to maintain established relationships with the physicians in the areas we serve could reduce our revenue and profitability;

- competition may limit our ability to grow and result in a decrease in our revenue and profitability;

- the loss of key members of our management team could significantly disrupt our operations;

- the effect of claims asserted against us could subject us to substantial uninsured liabilities;

- a security breach of our or our third-party vendors' information technology systems may subject us to potential legal and reputational harm and may result in a violation of the Health Insurance Portability and Accountability Act of 1996 or the Health Information Technology for Economic and Clinical Health Act; and

- other factors discussed from time to time in our filings with the Securities and Exchange Commission (the "SEC"), including factors discussed under the heading "Risk Factors" of this annual report on Form 10-K.

Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we are under no obligation to publicly update or revise any forward-looking statements, whether as a result of any new information, future events, or otherwise. You should not place undue reliance on our forward-looking statements. Although we believe that the expectations reflected in forward-looking statements are reasonable, we cannot guarantee future results or performance.

Investors should also be aware that while we do, from time to time, communicate with securities analysts, it is against our policy to disclose to securities analysts any material non-public information or other confidential commercial information. Accordingly, stockholders should not assume that we agree with any statement or report issued by any securities analyst irrespective of the content of the statement or report. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not the responsibility of the Company.

Item 1. *Business.*

Overview

We began operations in 1997 and, based on the number of facilities, are one of the largest operators of critical illness recovery hospitals, rehabilitation hospitals, outpatient rehabilitation clinics, and occupational health centers in the United States. As of December 31, 2023, we had operations in 46 states and the District of Columbia. As of December 31, 2023, we operated 107 critical illness recovery hospitals in 28 states, 33 rehabilitation hospitals in 13 states, 1,933 outpatient rehabilitation clinics in 39 states and the District of Columbia, 544 occupational health centers in 41 states, and 150 onsite clinics at employer worksites.

We manage our Company through four business segments: our critical illness recovery hospital segment, our rehabilitation hospital segment, our outpatient rehabilitation segment, and our Concentra segment. We had revenue of $6,664.1 million for the year ended December 31, 2023. Of this total, we earned approximately 35% of our revenue from our critical illness recovery hospital segment, approximately 15% from our rehabilitation hospital segment, approximately 18% from our outpatient rehabilitation segment, and approximately 28% from our Concentra segment. We also recognized other revenue associated with employee leasing services provided to the Company's non-consolidating subsidiaries.

Our critical illness recovery hospital segment consists of hospitals designed to serve the needs of patients recovering from critical illnesses, often with complex medical needs, and our rehabilitation hospital segment consists of hospitals designed to serve patients that require intensive physical rehabilitation care. Patients are typically admitted to our critical illness recovery hospitals and rehabilitation hospitals from general acute care hospitals. Our outpatient rehabilitation segment consists of clinics that provide physical, occupational, and speech rehabilitation services. Our Concentra segment consists of occupational health centers and contract services provided at employer worksites that deliver occupational health services, physical therapy, and consumer health services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations— Results of Operations" and "Notes to Consolidated Financial Statements—Note 15. Segment Information" beginning on F-28 for financial information for each of our segments for the past three fiscal years.

Critical Illness Recovery Hospitals

We are a leading operator of critical illness recovery hospitals in the United States. Our hospitals are certified by Medicare as long term care hospitals ("LTCHs"). As of December 31, 2023, we operated 107 critical illness recovery hospitals in 28 states. For the years ended December 31, 2021, 2022, and 2023, approximately 37%, 38%, and 37%, respectively, of the revenue of our critical illness recovery hospital segment came from Medicare reimbursement. As of December 31, 2023, we employed approximately 16,600 people in our critical illness recovery hospital segment, consisting primarily of registered nurses, respiratory therapists, physical therapists, occupational therapists, and speech therapists.

We operate the majority of our critical illness recovery hospitals as a hospital within a hospital (an "HIH"). A critical illness recovery hospital that operates as an HIH typically leases space from a general acute care hospital, or "host hospital," and operates as a separately licensed hospital within the host hospital, or on the same campus as the host hospital. In contrast, a free-standing critical illness recovery hospital does not operate on a host hospital campus. We operated 107 critical illness recovery hospitals at December 31, 2023, of which 73 were operated as HIHs and 34 were operated as free-standing hospitals.

Patients are typically admitted to our critical illness recovery hospitals from general acute care hospitals, likely following an intensive care unit stay, and suffer from chronic critical illness. These patients have highly specialized needs, with serious and complex medical conditions involving multiple organ systems. These conditions are often a result of complications related to heart failure, complex infectious disease, respiratory failure and pulmonary disease, complex surgery requiring prolonged recovery, renal disease, neurological events, and trauma. Given their complex medical needs, these patients require a longer length of stay than patients in a general acute care hospital and benefit from being treated in a critical illness recovery hospital that is designed to meet their unique medical needs. For the year ended December 31, 2023, the average length of stay for patients in our critical illness recovery hospitals was 31 days.

Additionally, we continually seek to increase our admissions by demonstrating our quality outcomes and, by doing so, expanding and improving our relationships with the physicians and general acute care hospitals in the markets where we operate. We maintain a strong focus on the provision of high-quality medical care within our facilities. The Joint Commission ("TJC"), DNV GL Healthcare USA, Inc. ("DNV"), and the Center for Improvement in Healthcare Quality ("CIHQ") are independent accreditation organizations that establish standards related to the operation and management of healthcare facilities. As of December 31, 2023, we operated 107 critical illness recovery hospitals, 105 of which were accredited by TJC and two of which were accredited by DNV. Also as of December 31, 2023, all of our critical illness recovery hospitals were certified by Medicare as LTCHs. Each of our critical illness recovery hospitals must regularly demonstrate to a survey team conformance to the standards established by TJC, DNV, CIHQ, or the Medicare program, as applicable.

When a patient is referred to one of our critical illness recovery hospitals by a physician, case manager, discharge planner, or payor, a clinical assessment is performed to determine patient eligibility for admission. Based on the determinations reached in this clinical assessment, an admission decision is made.

Upon admission, an interdisciplinary team meets to perform a comprehensive review of the patient's condition. The interdisciplinary team is composed of a number of clinicians and may include any or all of the following: an attending physician; a registered nurse; a physical, occupational, and speech therapist; a respiratory therapist; a dietitian; a pharmacist; and a case manager. Upon completion of an initial evaluation by each member of the treatment team, an individualized treatment plan is established and initiated. Case management coordinates all aspects of the patient's hospital stay and serves as a liaison to the insurance carrier's case management staff as appropriate. The case manager specifically communicates clinical progress, resource utilization, and treatment goals to the patient, the treatment team, and the payor.

Each of our critical illness recovery hospitals has a distinct medical staff that is composed of physicians from multiple specialties that have successfully completed the required privileging and credentialing process. In general, physicians on the medical staff are not directly employed, but are more commonly independent, and practice at multiple hospitals in the community. Attending physicians conduct daily rounds on their patients while consulting physicians provide consulting services based on the specific medical needs of our patients. Each critical illness recovery hospital develops on-call arrangements with individual physicians to help ensure that a physician is available to care for our patients. When determining the appropriate composition of the medical staff of a critical illness recovery hospital, we consider the size of the critical illness recovery hospital, services provided by the critical illness recovery hospital, and the size and capabilities of the medical staff of the general acute care hospital that hosts that HIH or the proximity of an acute care hospital to the free-standing critical illness recovery hospital. The medical staff of each of our critical illness recovery hospitals meets the applicable requirements set forth by Medicare, the hospital's applicable accrediting organizations, and the state in which that critical illness recovery hospital is located.

Our critical illness recovery hospital segment is led by a president of hospital operations, division president, chief medical officer, chief nursing officer, and chief quality officer. Each of our critical illness recovery hospitals has an onsite management team consisting of a chief executive officer, a medical director, a chief nursing officer, and a director of business development. These teams manage local strategy and day-to-day operations, including oversight of clinical care and treatment. They also assume primary responsibility for developing relationships with the general acute care providers and clinicians in the local areas we serve that refer patients to our critical illness recovery hospitals. We provide our critical illness recovery hospitals with centralized accounting, treasury, payroll, legal, operational support, human resources, compliance, management information systems, and billing and collection services. The centralization of these services improves efficiency and permits staff at our critical illness recovery hospitals to focus their time on patient care.

For a description of government regulations and Medicare payments made to our critical illness recovery hospitals, see "Government Regulations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations— Regulatory Changes."

Critical Illness Recovery Hospital Strategy

The key elements of our critical illness recovery hospital strategy are to:

Focus on Specialized Inpatient Services. We serve highly acute patients and patients with debilitating injuries and rehabilitation needs that cannot be adequately cared for in a less medically intensive environment, such as a skilled nursing facility. Patients admitted to our critical illness recovery hospitals require long stays, benefiting from a more specialized and targeted clinical approach. Our care model is distinct from what patients experience in general acute care hospitals.

Provide High-Quality Care and Service. Our critical illness recovery hospitals serve a critical role in comprehensive healthcare delivery. Through our specialized treatment programs and staffing models, we treat patients with acute, highly complex, and specialized medical needs. Our treatment programs focus on specific patient needs and medical conditions, such as ventilator weaning protocols, comprehensive wound care assessments and treatment protocols, medication review and antibiotic stewardship, infection control prevention, and customized mobility, speech, and swallow programs. Our staffing models seek to ensure that patients have the appropriate clinical resources over the course of their stay. We maintain quality assurance programs to support and monitor quality of care standards and to meet regulatory requirements and maintain Medicare certifications. We believe that we are recognized for providing quality care and service, which helps develop brand loyalty in the local areas we serve.

Our treatment programs are continuously reassessed and updated based on peer-reviewed literature. This approach provides our clinicians access to the best practices and protocols that we have found to be effective in treating various conditions in this population such as respiratory failure, non-healing wounds, brain injury, renal dysfunction, and complex infectious diseases. In addition, we customize these programs to provide a treatment plan tailored to meet our patients' unique needs. The collaborative team-based approach coupled with the intense focus on patient safety and quality affords these highly complex patients the best opportunity to recover from catastrophic illness. This comprehensive care model is ultimately measured by the functional recovery of each of our patients.

Our critical illness recovery hospitals demonstrated a pivotal role in caring for patients during the COVID-19 pandemic. Our critical illness recovery hospitals were and continue to be in a position to enhance and promote recovery of patients with COVID-19, as many patients with severe manifestations of COVID-19 require prolonged mechanical ventilation. We have developed specialized strategies for liberation from prolonged mechanical ventilation, promoting physical recovery through innovative therapies and rehabilitation programs while reducing risk of adverse ventilator-associated events. We expect the percentage of our patient population that has COVID-19 to be less than it was during the height of the pandemic.

The quality of the patient care we provide is continually monitored using several measures, including clinical outcomes data and analyses and patient satisfaction surveys. Quality metrics from our critical illness recovery hospitals are used to create monthly, quarterly, and annual reporting for our leadership team. In order to benchmark ourselves against other hospitals, we collect our clinical and patient satisfaction information and compare it to national standards and the results of other healthcare organizations. We are required to report quality measures to individual states based on unique requirements and laws. We also submit required quality data elements to the Center for Medicare & Medicaid Services ("CMS"). See "Government Regulations —Other Healthcare Regulations—Medicare Quality Reporting."

Control Operating Costs. We continually seek to improve operating efficiency and control costs at our critical illness recovery hospitals by standardizing operations and centralizing key administrative functions. These initiatives include:

- centralizing administrative functions such as accounting, finance, treasury, payroll, legal, operational support, human resources, compliance, and billing and collection;

- standardizing management information systems to assist in capturing the medical record, accounting, billing, collections, and data capture and analysis; and

- centralizing sourcing and contracting to receive discounted prices for pharmaceuticals, medical supplies, and other commodities used in our operations.

Increase Commercial Volume. We have focused on continued expansion of our relationships with commercial insurers to increase our volume of patients with commercial insurance in our critical illness recovery hospitals. We believe that commercial payors seek to contract with our hospitals because we offer our patients high-quality, cost-effective care at more attractive rates than general acute care hospitals. We also offer commercial enrollees customized treatment programs not typically offered in general acute care hospitals.

Pursue Opportunistic Acquisitions. We may grow our network of critical illness recovery hospitals through opportunistic acquisitions. When we acquire a critical illness recovery hospital or a group of related facilities, a team of our professionals is responsible for formulating and executing an integration plan. We seek to improve financial performance at such facilities by adding clinical programs that attract commercial payors, centralizing administrative functions, and implementing our standardized resource management programs.

Rehabilitation Hospitals

Our rehabilitation hospitals provide comprehensive physical medicine, as well as rehabilitation programs and services, which serve to optimize patient health, function, and quality of life. As of December 31, 2023, we operated 33 rehabilitation hospitals in 13 states. For the years ended December 31, 2021, 2022, and 2023, approximately 49%, 46%, and 47% respectively, of the revenue of our rehabilitation hospital segment came from Medicare reimbursement. As of December 31, 2023, we employed approximately 12,800 people in our rehabilitation hospital segment, consisting primarily of registered nurses, respiratory therapists, physical therapists, occupational therapists, speech therapists, neuropsychologists, and other psychologists.

Patients at our rehabilitation hospitals have specialized needs, with serious and often complex medical conditions requiring rehabilitative healthcare services in an inpatient setting. These conditions require targeted therapy and rehabilitation treatment, including comprehensive rehabilitative services for brain and spinal cord injuries, strokes, amputations, neurological disorders, orthopedic conditions, pediatric congenital or acquired disabilities, and cancer. Given their complex medical needs and gradual and prolonged recovery, these patients generally require a longer length of stay than patients in a general acute care hospital. For the year ended December 31, 2023, the average length of stay for patients in our rehabilitation hospitals was 14 days.

Additionally, we continually seek to increase our admissions by demonstrating our quality outcomes and, by doing so, expanding and improving our relationships with the physicians and general acute care hospitals in the markets where we operate. We maintain a strong focus on the provision of high-quality medical care within our facilities. As of December 31, 2023, we operated 33 rehabilitation hospitals, all of which were accredited by TJC. Also as of December 31, 2023, all of our rehabilitation hospitals were certified by Medicare as inpatient rehabilitation facilities ("IRFs"). 27 of our rehabilitation hospitals also received accreditation from the Commission on Accreditation of Rehabilitation Facilities ("CARF"), an independent, not-for-profit organization that establishes standards related to the operation of medical rehabilitation facilities. Each of our rehabilitation hospitals must regularly demonstrate to a survey team conformance to the standards established by TJC, the Medicare program, or CARF, as applicable.

When a patient is referred to one of our rehabilitation hospitals by a physician, case manager, discharge planner, health maintenance organization, or insurance company, we perform a clinical assessment of the patient to determine if the patient meets criteria for admission. Based on the determinations reached in this clinical assessment, an admission decision is made.

Upon admission, an interdisciplinary team reviews a patient's condition. The interdisciplinary team is composed of a number of clinicians and may include any or all of the following: an attending physician; a registered nurse; a physical, occupational, and speech therapist; a respiratory therapist; a dietitian; a pharmacist; and a case manager. Upon completion of an initial evaluation by each member of the treatment team, an individualized treatment plan is established and implemented. The case manager coordinates all aspects of the patient's hospital stay and serves as a liaison with the insurance carrier's case management staff when appropriate. The case manager communicates progress, resource utilization, and treatment goals between the patient, the treatment team, and the payor.

Each of our rehabilitation hospitals has a multi-specialty medical staff that is composed of physicians who have completed the privileging and credentialing process required by that rehabilitation hospital and have been approved by the governing board of that rehabilitation hospital. Physicians on the medical staff of our rehabilitation hospitals are generally not directly employed by our rehabilitation hospitals, but instead have staff privileges at one or more hospitals. At each of our rehabilitation hospitals, attending physicians conduct rounds on their patients on a regular basis and consulting physicians provide consulting services based on the medical needs of our patients. Our rehabilitation hospitals also have on-call arrangements with physicians to help ensure that a physician is available to care for our patients. We staff our rehabilitation hospitals with the number of physicians, therapists, and other medical practitioners that we believe is appropriate to address the varying needs of our patients. When determining the appropriate composition of the medical staff of a rehabilitation hospital, we consider the size of the rehabilitation hospital, services provided by the rehabilitation hospital, and, if applicable, the proximity of an acute care hospital to the free-standing rehabilitation hospital. The medical staff of each of our rehabilitation hospitals meets the applicable requirements set forth by Medicare, the facility's applicable accrediting organizations, and the state in which that rehabilitation hospital is located.

Our rehabilitation hospital segment is led by a president of hospital operations, division president, chief medical officer, chief academic officer, chief nursing officer, and chief quality officer. Each of our rehabilitation hospitals has an onsite management team consisting of a chief executive officer, a medical director, a chief nursing officer, a director of therapy services, and a director of business development. These teams manage local strategy and day-to-day operations, including oversight of clinical care and treatment. They also assume primary responsibility for developing relationships with the general acute care providers and clinicians in the local areas we serve that refer patients to our rehabilitation hospitals. We provide our facilities within our rehabilitation hospital segment with centralized accounting, treasury, payroll, legal, operational support, human resources, compliance, management information systems, and billing and collection services. The centralization of these services improves efficiency and permits the staff at our rehabilitation hospitals to focus their time on patient care.

For a description of government regulations and Medicare payments made to our rehabilitation hospitals, see "Government Regulations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Regulatory Changes."

Rehabilitation Hospital Strategy

The key elements of our rehabilitation hospital strategy are to:

Focus on Specialized Inpatient Services. We serve patients with debilitating injuries and rehabilitation needs that cannot be adequately cared for in a less medically intensive environment, such as a skilled nursing facility. Generally, patients in our rehabilitation hospitals require longer stays and can benefit from more specialized and intensive clinical care than patients treated in general acute care hospitals and require more intensive therapy than that provided in outpatient rehabilitation clinics.

Provide High-Quality Care and Service. Our rehabilitation hospitals serve a critical role in comprehensive healthcare delivery. Through our specialized treatment programs and staffing models, we treat patients with complex and specialized medical needs. Our specialized treatment programs focus on specific patient needs and medical conditions, such as rehabilitation programs for brain trauma and spinal cord injuries. We also focus on specific programs of care designed to restore strength, improve physical and cognitive function, and promote independence in activities of daily living for patients who have suffered complications from strokes, amputations, cancer, and neurological and orthopedic conditions. Our staffing models seek to ensure that patients have the appropriate clinical resources over the course of their stay. We maintain quality assurance programs to support and monitor quality of care standards and to meet regulatory requirements and maintain Medicare certifications. We believe that we are recognized for providing quality care and service, which helps develop brand loyalty in the local areas we serve.

Our treatment programs, which are continuously reassessed and updated, benefit patients because they give our clinicians access to the best practices and protocols that we have found to be most effective in treating various conditions such as brain and spinal cord injuries, strokes, and neuromuscular disorders. In addition, we combine or modify these programs to provide a treatment plan tailored to meet our patients' unique needs. We measure the outcomes and successes of our patients' recovery in order to provide the best possible patient care and service.

Our rehabilitation hospitals demonstrated a critical role in caring for patients during the height of the COVID-19 pandemic and continue to be in a position to enhance and promote recovery of hospitalized patients recovering from COVID-19.

The quality of the patient care we provide is continually monitored using several measures, including clinical outcomes data and analyses and patient satisfaction surveys. Quality metrics from our rehabilitation hospitals are used to create monthly, quarterly, and annual reporting for our leadership team. In order to benchmark ourselves against other hospitals, we collect our clinical and patient satisfaction information and compare it to national standards and the results of other healthcare organizations. We are required to report quality measures to individual states based on unique requirements and laws. We also submit required quality data elements to CMS. See "Government Regulations—Other Healthcare Regulations—Medicare Quality Reporting."

Control Operating Costs. We continually seek to improve operating efficiency and control costs at our rehabilitation hospitals by standardizing operations and centralizing key administrative functions. These initiatives include:

- centralizing administrative functions such as accounting, finance, treasury, payroll, legal, operational support, human resources, compliance, and billing and collection;

- standardizing management information systems to assist in capturing the medical record, accounting, billing, collections, and data capture and analysis; and

- centralizing sourcing and contracting to receive discounted prices for pharmaceuticals, medical supplies, and other commodities used in our operations.

Increase Commercial Volume. We have focused on continued expansion of our relationships with commercial insurers to increase our volume of patients with commercial insurance in our rehabilitation hospitals. We believe that commercial payors seek to contract with our rehabilitation hospitals because we offer our patients high-quality, cost-effective care at more attractive rates than general acute care hospitals. We also offer commercial enrollees customized and comprehensive rehabilitation treatment programs not typically offered in general acute care hospitals.

Develop Rehabilitation Hospitals through Pursuing Joint Ventures with Large Healthcare Systems. By leveraging the experience of our senior management and development team, we believe that we are well positioned to expand our portfolio of joint ventured operations. When we identify joint venture opportunities, our development team conducts an extensive review of the area's referral patterns and commercial insurance rates to determine the general reimbursement trends and payor mix. Once discussions commence with a healthcare system, we identify the specific needs of a joint venture, which could include working capital, the construction of new space, or the leasing and renovation of existing space. A joint venture typically consists of us and the healthcare system contributing certain post-acute care businesses into a newly formed entity. We typically function as the manager and hold either a majority or minority ownership interest. We bring clinical expertise and clinical programs that attract commercial payors and implement our standardized resource management programs, which may improve the clinical outcome and enhance the financial performance of the joint venture.

Pursue Opportunistic Acquisitions. We may grow our network of rehabilitation hospitals through opportunistic acquisitions. When we acquire a rehabilitation hospital or a group of related facilities, a team of our professionals is responsible for formulating and executing an integration plan. We seek to improve financial performance at such facilities by adding clinical programs that attract commercial payors, centralizing administrative functions, and implementing our standardized resource management programs.

Outpatient Rehabilitation

We are the largest operator of outpatient rehabilitation clinics in the United States based on number of facilities, with 1,933 facilities throughout 39 states and the District of Columbia as of December 31, 2023. Our outpatient rehabilitation clinics are typically located in a medical complex or retail location. Our outpatient rehabilitation segment employed approximately 11,300 people as of December 31, 2023.

In our outpatient rehabilitation clinics, we provide physical, occupational, and speech rehabilitation programs and services. We also provide certain specialized programs such as functional programs for work related injuries, hand therapy, post-concussion rehabilitation, pelvic health rehabilitation, pediatric rehabilitation, cancer rehabilitation, and athletic training services. The typical patient in one of our outpatient rehabilitation clinics suffers from musculoskeletal impairments that restrict his or her ability to perform normal activities of daily living. These impairments are often associated with accidents, sports injuries, work related injuries, or post-operative orthopedic and other medical conditions. Our rehabilitation programs and services are designed to help these patients minimize physical and cognitive impairments and maximize functional ability. We also provide services designed to prevent short term disabilities from becoming chronic conditions. Our rehabilitation services are provided by our professionals including licensed physical therapists, occupational therapists, and speech-language pathologists.

Outpatient rehabilitation patients are generally referred or directed to our clinics by a physician, employer, or health insurer who believes that a patient, employee, or member can benefit from the level of therapy we provide in an outpatient setting. Although individuals in all states may have some form of direct access to physical therapy services, the level of direct access varies based on provisions and limitations in each jurisdiction. In recent years, all states have enacted laws that allow individuals to seek outpatient physical rehabilitation services without a physician order. In our outpatient rehabilitation segment, for the year ended December 31, 2023, approximately 82% of our revenue comes from commercial payors, including healthcare insurers, managed care organizations, workers' compensation programs, contract management services, and private pay sources. We believe that our services are attractive to healthcare payors who are seeking to provide high-quality and cost-effective care to their enrollees. The balance of our reimbursement is derived from Medicare and other government sponsored programs.

For a description of government regulations and Medicare payments made to our outpatient rehabilitation services, see "Government Regulations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations— Regulatory Changes."

Outpatient Rehabilitation Strategy

The key elements of our outpatient rehabilitation strategy are to:

Provide High-Quality Care and Service. We are focused on providing a high level of service to our patients throughout their entire course of treatment. We collect patient reported outcomes that allow us to assess each patient's functional improvement. To measure satisfaction with our service we have developed surveys for both patients and physicians. Our clinics utilize the feedback from these surveys to continuously refine and improve service levels. We believe that by focusing on quality care and offering a high level of customer service we develop brand loyalty which allows us to strengthen our relationships with referring physicians, employers, and health insurers to drive additional patient volume.

Increase Market Share. We strive to establish a leading presence within the local areas we serve. We use analytics to assess underserved needs in rehabilitation markets. We then target those areas for additional growth. To increase our presence, we seek to open new clinics in our existing markets. We have also entered into joint ventures with hospital systems that have resulted in an increase in the number of facilities that we operate. This allows us to realize economies of scale, heightened brand loyalty, and workforce continuity. We also focus on increasing our workers' compensation and commercial/managed care payor mix.

Expand Rehabilitation Programs and Services. Through our local clinical directors of operations and clinic managers within their service areas, we assess the healthcare needs of the areas we serve. Based on these assessments, we implement additional clinical programs and services (such as telehealth and home physical therapy) specifically targeted to meet demand in the local community. In designing these programs we benefit from the knowledge we gain through our national network of clinics. This knowledge is used to design programs that optimize treatment methods and measure changes in health status, clinical outcomes, and patient satisfaction.

Optimize Payor Contract Reimbursements. We review payor contracts scheduled for renewal and potential new payor contracts to assure reasonable reimbursements for the services we provide. Before we enter into a new contract with a commercial payor, we assess the reasonableness of the reimbursements by analyzing past and projected patient volume and clinic capacity. We create a retention strategy for the top performing contracts and a renegotiation strategy for contracts that do not meet our defined criteria. We believe that our national footprint and our strong reputation enable us to negotiate favorable reimbursement rates with commercial insurers.

Maintain Strong Community and Employee Relations. We believe that the relationships between our employees and the referral sources in their communities are critical to our success. Our referral sources, such as physicians and healthcare case managers, send their patients to our clinics based on three factors: the quality of our care, the customer service we provide, and their familiarity with our therapists. We seek to retain and motivate our therapists by implementing a performance-based bonus program, a defined career path with the ability to be promoted from within, timely communication on company developments, and internal training programs. We also focus on empowering our employees by giving them a high degree of autonomy in determining local area strategy. We seek to identify therapists who are potential business leaders. This management approach reflects the unique nature of each local area in which we operate and the importance of encouraging our employees to assume responsibility for their clinic's financial and operational performance.

Pursue Opportunistic Acquisitions. We may grow our network of outpatient rehabilitation facilities through opportunistic acquisitions. We believe our size and centralized infrastructure allow us to take advantage of operational efficiencies and improve financial performance at acquired facilities.

Concentra

We are the largest provider of occupational health services in the United States based on the number of facilities. As of December 31, 2023, we operated 544 occupational health centers and 150 onsite clinics at employer worksites throughout 42 states. In some of our occupational health centers we also provide urgent care services. We deliver occupational health services, physical therapy, preventive care, consumer health and other direct-to-employer care in our occupational health centers, virtually through our telemedicine platform, and our onsite clinics located at the workplaces of our employer customers. Our Concentra segment employed approximately 11,400 people as of December 31, 2023.

We offer a range of employer-focused health services through our occupational health centers, telemedicine platform, and onsite clinics. Occupational health services include workers' compensation injury and physical rehabilitation care as well as employer services consisting of substance abuse testing, physical exams, clinical testing and preventative care. Consumer health consists of patient-directed urgent care treatment of injuries and illnesses. Direct-to-employer services consist of the services described above, as well as advanced primary care at our onsite clinics.

Occupational health services refers to the diagnosis and treatment of work-related injuries (workers' compensation), compliance services, such as preventive services, including pre-employment, fitness-for-duty, and post-accident physical examinations and substance abuse screening. Utilization is driven by the needs of labor-intensive industries such as transportation, distribution/warehousing, manufacturing, construction, healthcare, police/fire, and other occupations that have historically posed a higher than average risk of workplace injury or that require a workplace physical. Workers' compensation is the form of insurance that provides medical coverage to employees with work-related illnesses or injuries.

Workers' compensation is administered on a state-by-state basis and each state is responsible for implementing and regulating its own workers' compensation program. Because workers' compensation benefits are mandated by law and subject to extensive regulation, insurers, third-party administrators, and employers do not have the same flexibility to alter benefits as they have with other health benefit programs. In addition, because programs vary by state, it is difficult for insurance companies and multi-state employers to adopt uniform policies to administer, manage, and control the costs of benefits across states. As a result, managing the cost of workers' compensation requires approaches that are tailored to the specific regulatory environments in which the employer operates. For the year ended December 31, 2023, approximately 60% of our Concentra segment revenue came from workers' compensation payers.

On January 3, 2024, the Company announced its intention to separate the Company's Concentra business, with the intention to create a new, publicly traded company by the end of the fiscal year 2024.

Concentra Strategy

The key elements of our Concentra strategy are to:

Provide High-Quality Care and Service. We strive to provide a high level of service to our employer customers and their employees. We measure and monitor employer and employee satisfaction and focus on treatment programs to provide high-quality clinical outcomes in a consistent manner. Our programs and services have proven that aggressive treatment and management of workers injuries can more rapidly restore employees to better health which reduces workers' compensation indemnity claim costs for our employer customers.

Focus on Occupational Health Services. Our history as an industry leader in the provision of occupational health services provides the platform for Concentra to grow this service offering. Complementary service offerings help drive additional growth in this business line.

Deep Customer Relationships. We partner with employers nationwide and Concentra's diverse client base includes companies from multiple industries including wholesale and retail distribution, transportation, manufacturing, construction, restaurants, entertainment services and business and health services. In addition, Concentra has strong relationships with payors (insurance carriers and third-party claims administrators) built over time by tenured administrative and operational leaders. Concentra's local management teams work closely and collaboratively with our customers' local management to discuss business needs and outcomes and highlight new products and services to ensure we are delivering on our mutual goals. By establishing direct relationships with these customers, we seek to reduce overall costs of their workers' compensation claims, while improving employee health, and getting their employees back to work.

Increase Presence in the Areas We Serve. We strive to establish a strong presence within the local areas we serve. To increase our presence, we seek to expand our services and programs and to open new occupational health centers and employer onsite locations. This allows us to realize economies of scale, heightened brand loyalty, and workforce continuity.

Pursue Opportunistic Acquisitions. We may grow our network and expand our geographic reach through opportunistic acquisitions. We believe our size and centralized infrastructure allow us to take advantage of operational efficiencies and improve financial performance at acquired facilities.

Other

Other activities include our corporate administration and shared services, as well as employee leasing services with our non-consolidating subsidiaries. We also hold minority investments in other healthcare related businesses. These include investments in companies that provide specialized technology and services to healthcare entities, as well as providers of complementary services.

Our Competitive Strengths

We believe that the success of our business model is based on a number of competitive strengths, including our position as a leading operator in each of our business segments, our proven financial performance, our strong cash flow, our significant scale, our experience in completing and integrating acquisitions, our partnerships with large healthcare systems, our ability to capitalize on acquisition opportunities, and our experienced management team.

Leading Operator in Distinct but Complementary Lines of Business. We believe that we are a leading operator in our business segments based on number of facilities in the United States. Our leadership position and reputation as a high-quality, cost-effective healthcare provider in each of our business segments allows us to attract patients and employees, aids us in our marketing efforts to referral sources, and helps us negotiate payor contracts. In our critical illness recovery hospital segment, we operated 107 critical illness recovery hospitals in 28 states as of December 31, 2023. In our rehabilitation hospital segment, we operated 33 rehabilitation hospitals in 13 states as of December 31, 2023. In our outpatient rehabilitation segment, we operated 1,933 outpatient rehabilitation clinics in 39 states and the District of Columbia as of December 31, 2023. In our Concentra segment, we operated 544 occupational health centers in 41 states as of December 31, 2023. With these leading positions in the areas we serve, we believe that we are well-positioned to benefit from the rising demand for medical services due to an aging population in the United States, which will drive growth across our business segments.

Proven Financial Performance and Strong Cash Flow. We have established a track record of improving the financial performance of our facilities due to our disciplined approach to revenue growth, expense management, and focus on free cash flow generation. This includes regular review of specific financial metrics of our business to determine trends in our revenue generation, expenses, billing, and cash collection. Based on the ongoing analysis of such trends, we make adjustments to our operations to optimize our financial performance and cash flow.

Significant Scale. By building significant scale in each of our business segments, we have been able to leverage our operating costs by centralizing administrative functions at our corporate office.

Experience in Successfully Completing and Integrating Acquisitions. Since our inception in 1997 through 2023, we completed a number of significant acquisitions, including the acquisitions of Physiotherapy, Concentra, and U.S. HealthWorks. We believe that we have improved the operating performance of these businesses over time by applying our standard operating practices and by realizing efficiencies from our centralized operations and management.

Experience in Partnering with Large Healthcare Systems. Over the past several years we have partnered with large healthcare systems to provide post-acute care services. We believe that we provide operating expertise to these ventures through our experience in operating critical illness recovery hospitals, rehabilitation hospitals, and outpatient rehabilitation facilities and have improved and expanded the level of post-acute care services provided in these communities, as well as the financial performance of these operations.

Well-Positioned to Capitalize on Acquisition Opportunities. We are well-positioned to pursue selective acquisitions within each of our business segments to augment our internal growth. Many of the nation's critical illness recovery hospitals, rehabilitation hospitals, outpatient rehabilitation facilities, and occupational health centers are operated by independent operators lacking national or broad regional scope. We believe that our geographically diversified portfolio of facilities provide us with a footprint to strengthen and grow our businesses in the markets we operate and in new markets that need the services we provide.

Experienced and Proven Management Team. Prior to co-founding our company with our current Executive Chairman and Co-Founder, our Vice Chairman and Co-Founder founded and operated three other healthcare companies focused on inpatient and outpatient rehabilitation services. The other members of our senior management team also have extensive experience in the healthcare industry, with an average of almost 25 years in the business. In recent years, we have reorganized our operations to expand executive talent and promote management continuity.

Sources of Revenue

The following table presents the approximate percentages by payor source of revenue received for healthcare services we provided for the periods indicated:

	Year Ended December 31,		
Revenue by Payor Source	**2021**	**2022**	**2023**
Medicare	22.9 %	22.9 %	22.3 %
Commercial insurance[1]	36.2 %	36.0 %	36.1 %
Workers' Compensation	19.0 %	19.6 %	20.0 %
Private and other[2]	20.4 %	19.8 %	19.4 %
Medicaid	1.5 %	1.7 %	2.2 %
Total	100.0 %	100.0 %	100.0 %

_____

(1)   Primarily includes commercial healthcare insurance carriers, health maintenance organizations, preferred provider organizations, and managed care programs.

(2)   Primarily includes management services, employer and other contracted services, self-payors, and non-patient related payments. Revenues included in this category from self-pay patients represent less than 1% of total revenue for all periods.

Government Sources

Medicare is a federal program that provides medical insurance benefits to persons age 65 and over, some disabled persons, and persons with end-stage renal disease. Medicaid is a federal-state funded program, administered by the states, which provides medical benefits to individuals who are unable to afford healthcare. As of December 31, 2023, we operated 107 critical illness recovery hospitals, all of which were certified by Medicare as LTCHs. Also as of December 31, 2023, we operated 33 rehabilitation hospitals, all of which were certified by Medicare as IRFs. Our outpatient rehabilitation clinics regularly receive Medicare payments for their services. Additionally, many of our critical illness recovery hospitals and rehabilitation hospitals participate in state Medicaid programs. Amounts received under the Medicare and Medicaid programs are generally less than the customary charges for the services provided. In recent years, there have been significant changes made to the Medicare and Medicaid programs. Since a significant portion of our revenues come from patients covered under the Medicare program, our ability to operate our business successfully in the future will depend in large measure on our ability to adapt to changes in the Medicare program. See "—Government Regulations—Overview of U.S. and State Government Reimbursements."

Non-Government Sources

Our non-government sources of revenue include insurance companies, workers' compensation programs, health maintenance organizations, preferred provider organizations, other managed care companies, and employers, as well as patients directly.

Human Capital Management

Overview

At December 31, 2023, we had approximately 54,600 employees, including approximately 38,400 full-time and 16,200 part-time and per-diem employees. Our critical illness recovery hospital segment employees totaled approximately 16,600, rehabilitation hospital segment employees totaled approximately 12,800, outpatient rehabilitation segment employees totaled approximately 11,300, and Concentra segment employees totaled approximately 11,400. Approximately 2,500 of the remaining employees performed corporate management, administration, and other support services primarily at our Mechanicsburg, Pennsylvania headquarters.

Our workforce is predominantly non-union, with less than 30 employees represented by one labor union. We consider our employee relations to be good and believe that our employees are essential contributors to our success. In some markets, the shortage of clinical personnel is a significant operating issue facing healthcare providers. Shortages of nurses and other clinical personnel, including therapists, may, from time to time, require us to increase use of more costly temporary personnel, which we refer to as "contract labor," and other types of premium pay programs.

Our hospitals are staffed by licensed physicians who are usually not employed by us. Any licensed physician may apply to be accepted to the medical staff of any of our hospitals, but the hospital's medical staff and the appropriate governing board of the hospital, in accordance with established credentialing criteria, must approve acceptance to the staff. Members of the medical staffs of our hospitals often also serve on the medical staffs of other hospitals and may terminate their affiliation with one of our hospitals at any time. Within our hospital divisions, approximately 15,000 practitioners are credentialed to treat and provide services to our patients. In addition, some physicians or group practices provide administrative and/or clinical services in our hospitals under contracts.

Select Medical developed a cultural framework we call "The Select Medical Way." One of the key tenants of this framework is to deliver a superior employee experience. We devote considerable time and resources to attract, engage and retain talented employees to successfully operate our business and achieve our goals. Each of the key areas on which we focus to achieve our human capital objectives is described below.

Select Medical's Human Capital and Compensation Committee undergoes an annual review of material compensation and human capital risk exposures, and reviews management's efforts to monitor and mitigate such exposures.

Talent Acquisition

We have several key strategies to attract and hire top talent across the markets that we serve. These strategies include robust employee referral programs, new hire incentives such as sign-on bonuses and loan repayment assistance, recruitment marketing through social media and our internal campaign technology, promotion of virtual and in-person hiring events and partnering with nursing and therapy schools for clinical rotations and hiring new graduate nursing and therapy clinicians with extended orientation. Our recruitment and selection processes seek to ensure that we hire employees who have the level of education, experience, and professional licensure that align with the organization's strategic objectives.

Training and Development

Our licensed clinicians receive new-hire orientation and training which is commensurate with the experience of the employee. Due to the complex medical conditions of the patients admitted to our hospitals and the specialized nature of their work, our nurses receive more extensive training, which has a duration of up to 13 weeks, prior to assuming patient care responsibilities.

We have also developed several programs to advance technical and clinical skills, enable career growth and improve retention for clinical and operational employees. Using our online learning platform, we have developed an extensive catalog of online learning classes for both instructor-led and asynchronous learning covering technical, professional, and management-related topics. To support mandatory educational requirements for our licensed clinicians, many of our clinical education courses are approved for continuing education units with the respective accrediting bodies.

To develop future leaders at all levels of the organization, we offer online curriculum as well as a variety of in-person workshops and intensives. In addition to internal education opportunities, we provide tuition assistance for employees who pursue relevant degrees and certifications from accredited educational institutions. We also utilize an internal program that encourages and makes it easier for employees to explore possible career growth opportunities within the Company. To promote business continuity, we create specific succession plans for our key operational and support management and executive positions.

Diversity and Inclusion

We strive to foster a culture of inclusion and equity. We are committed to providing regular employee education and training on respect, equity, empathy and compassion, and we evaluate and update these resources on an ongoing basis. Additionally, any agency or contracted individual working within our facilities receives orientation and training on our expectations and standards for care. We take pride in our recruitment efforts that seek to attract the best and brightest talent from around the country. We are committed to having a workforce that reflects diversity at all levels, and we partner with several organizations to help attract diverse talent. In order to help us achieve these goals, we have established a diversity task force that oversees affirmative action planning and provides strategic recommendations to help ensure our goals for a diverse and inclusive workplace remain robust and actionable.

Employee Engagement and Wellness

We demonstrate our care for our employees through our safety, benefit, and employee resource programs. We strive to create and sustain a culture of employee safety in each of our facilities.

We have emphasized, particularly within our critical illness recovery hospital and inpatient rehabilitation segments, a communications tool called the "10-Foot Circle of Employee Safety." This tool is meant to help leaders and staff focus on areas of our work which cause workplace injuries. This program has resulted in significant reductions of employee injuries at work. We have also implemented an Employee Assistance Program ("EAP") which has become a valuable resource for employees needing no cost or low cost counseling/mental health services, legal support, or family assistance. Our EAP provides access to resources for individuals dealing with grief, anxiety, and other concerns relevant to and at the forefront of our communities. We offer robust benefit programming with health coaching on diverse topics like weight management, smoking cessation, and maintaining and improving health goals, and we offer training to our employees to help them develop their skills. We utilize surveys of our employees that are focused on areas such as employee engagement, operational reliability and suggestions for improvement. Subsequently, we take actions to realize opportunities for improvement based on the results of these surveys. Additionally, we offer extensive supportive programs to individuals facing serious health concerns, including but not limited to, high blood pressure/heart conditions, diabetes and cancer.

In response to heightened threats of workplace violence faced by healthcare workers, we have formed a dedicated interdisciplinary task force focused on development of robust strategies to enhance workplace safety.

Workforce Compensation and Pay Equity

We provide competitive compensation and benefits, including a retirement savings plan with matching opportunities, comprehensive healthcare and insurance benefits, health savings and flexible spending accounts, paid time off and family leave. We have key processes that seek to ensure our pay and benefits remain competitive across all of our disciplines. Using an electronic platform for both performance reviews and compensation review, each employee's performance assessment and compensation go through multiple layers of review annually to promote equitable, market competitive and performance-based compensation. For external benchmarking, we use third party commercially available compensation surveys, as well as the Department of Labor wage data. We continue to navigate shortages, higher turnover, and wage pressures in the healthcare labor market.

Select Medical Charitable Foundation

We have operated a private, non-profit charitable foundation known as the Select Medical Charitable Foundation since 2004. The Foundation is funded primarily by donations by our employees. The Foundation provides financial assistance to employees significantly impacted by natural disasters such as hurricanes, tornadoes, and wildfires. Eligibility is application-based with grant distribution determined by the Foundation Review Committee, comprised of colleagues across the organization. In 2023, the Foundation assisted our colleagues in Florida that were impacted by Hurricane Idalia.

Competition

Critical Illness Recovery Hospitals and Rehabilitation Hospitals

Our critical illness recovery hospitals and our rehabilitation hospitals both compete on the basis of the quality of the patient services we provide, the outcomes we achieve for our patients, and the prices we charge for our services. The primary competitive factors in both of our critical illness recovery hospital and rehabilitation hospital segments include quality of services, charges for services, and responsiveness to the needs of patients, families, payors, and physicians. Other companies operate critical illness recovery hospitals and rehabilitation hospitals that compete with our own hospitals, including large operators of similar facilities, such as ScionHealth and Encompass Health Corporation, and rehabilitation units and step-down units operated by acute care hospitals in the markets we serve. The competitive position of a critical illness recovery hospital or a rehabilitation hospital is also affected by the ability of its management to negotiate contracts with purchasers of group healthcare services, including private employers, managed care companies, preferred provider organizations, and health maintenance organizations. Such organizations attempt to obtain discounts from established critical illness recovery hospital or rehabilitation hospital charges. The importance of obtaining contracts with preferred provider organizations, health maintenance organizations, and other organizations which finance healthcare, and its effect on a critical illness recovery hospital's or rehabilitation hospital's competitive position, vary from area to area depending on the number and strength of such organizations.

Outpatient Rehabilitation Clinics

Our outpatient rehabilitation clinics face a highly fragmented and competitive environment. The primary competitors that provide outpatient rehabilitation services include physician-owned physical therapy clinics, dedicated locally owned and managed outpatient rehabilitation clinics, and hospital or university owned or affiliated ventures, as well as national and regional providers in select areas, including Athletico Physical Therapy, ATI Physical Therapy, U.S. Physical Therapy, and Upstream Rehabilitation. Some of these competing clinics have longer operating histories and greater name recognition in these communities than our clinics, and they may have stronger relationships with physicians in these communities on whom we rely for patient referrals. Because the barriers to entry are not substantial and current customers have the flexibility to move easily to new healthcare service providers, we believe that new outpatient physical therapy competitors can emerge relatively quickly.

Concentra

Our Concentra segment's occupational health services and consumer health businesses face a highly fragmented and competitive environment. The primary competitors that provide occupational health services have typically been independent physicians, hospital emergency departments, and hospital-owned or hospital-affiliated medical facilities. Because the barriers to entry are not substantial and Concentra's current customers have the flexibility to move easily to new healthcare service providers, we believe that new competitors to Concentra can emerge relatively quickly. Furthermore, urgent care clinics in the local communities Concentra serves may provide services similar to those Concentra offers.

Government Regulations

General

The healthcare industry is required to comply with many complex laws and regulations at the federal, state, and local government levels. These laws and regulations require that hospitals and facilities furnishing outpatient services (including outpatient rehabilitation clinics, Concentra occupational health centers and onsite clinics) comply with various requirements and standards. These laws and regulations include those relating to the adequacy of medical care, facilities and equipment, personnel, operating policies and procedures, and recordkeeping, as well as standards for reimbursement, fraud and abuse prevention, and health information privacy and security. These laws and regulations are extremely complex, often overlap and, in many instances, the industry does not have the benefit of significant regulatory or judicial interpretation. If we fail to comply with applicable laws and regulations, we could suffer civil or criminal penalties, including the loss of our licenses to operate and our ability to participate in the Medicare, Medicaid, and other federal and state healthcare programs.

Facility Licensure

Our healthcare facilities are subject to state and local licensing statutes and regulations ranging from the adequacy of medical care to compliance with building codes and environmental protection laws. In order to assure continued compliance with these various regulations, governmental and other authorities periodically inspect our facilities, both at scheduled intervals and in response to complaints from patients and others. While our facilities intend to comply with existing licensing standards, there can be no assurance that regulatory authorities will determine that all applicable requirements are fully met at any given time. In addition, the state and local licensing laws are subject to changes or new interpretations that could impose additional burdens on our facilities. A determination by an applicable regulatory authority that a facility is not in compliance with these requirements could lead to the imposition of corrective action, assessment of fines and penalties, or loss of licensure, Medicare enrollment, certification or accreditation. These consequences could have an adverse effect on our company.

Some states require us to get approval under certificate of need regulations when we create, acquire, or expand our facilities or services, or alter the ownership of such facilities, whether directly or indirectly. The certificate of need regulations vary from state to state, and are subject to change and new interpretation. If we fail to show public need and obtain approval in these states for our new facilities or changes to the ownership structure of existing facilities, we may be subject to civil or even criminal penalties, lose our facility license, or become ineligible for reimbursement.

Professional Licensure, Corporate Practice and Fee-Splitting Laws

Healthcare professionals at our critical illness recovery hospitals, our rehabilitation hospitals, and our facilities furnishing outpatient services are required to be individually licensed or certified under applicable state law. We take steps to help ensure our employees and agents possess all necessary licenses and certifications.

Some states prohibit the "corporate practice of medicine," which restricts business corporations from practicing medicine through the direct employment of physicians or from exercising control over medical decisions by physicians. Some states similarly prohibit the "corporate practice of therapy." The laws relating to corporate practice vary from state to state and are not fully developed in each state in which we have facilities. Typically, however, professional corporations owned and controlled by licensed professionals are exempt from corporate practice restrictions and may employ physicians or therapists to furnish professional services. Also, in some states, hospitals are permitted to employ physicians.

Some states also prohibit entities from engaging in certain financial arrangements, such as fee-splitting, with physicians or therapists. The laws relating to fee-splitting also vary from state to state and are not fully developed. Generally, these laws restrict business arrangements that involve a physician or therapist sharing medical fees with a referral source, but in some states these laws have been interpreted to extend to management agreements between physicians or therapists and business entities under some circumstances.

We believe that each of our facilities, licensed physicians, and therapists comply with any current corporate practice and fee-splitting laws of the state in which they are located. In states where we are prohibited by the corporate practice of medicine from directly employing licensed physicians, we typically enter into management agreements with professional corporations that are owned by licensed physicians, which, in turn, employ or contract with physicians who provide professional medical services in our facilities. Under those management agreements, we perform only non-medical administrative services, do not exercise control over the practice of medicine by the physicians, and structure compensation to avoid fee-splitting. In those states that apply the corporate practice of therapy prohibition, we either contract to obtain therapy services from an entity permitted to employ therapists or we manage the physical therapy practice owned by licensed therapists through which the therapy services are provided.

Although we believe that our facilities comply with corporate practice and fee-splitting laws, if new regulations or judicial or administrative interpretations establish that our facilities do not comply with these laws, we could be subject to civil and perhaps criminal penalties. In addition, if any of our facilities are determined not to comply with corporate practice and fee-splitting laws, certain of our agreements relating to the facility may be determined to be unenforceable, including our management agreements with the professional corporations furnishing physician services or our payment arrangements with insurers or employers. Future interpretations of corporate practice and fee-splitting laws, the enactment of new legislation, or the adoption of new regulations relating to these laws could cause us to have to restructure our business operations or close our facilities in a particular state. Any such penalties, determinations of unenforceability, or interpretations could have a material adverse effect on our business.

Medicare Enrollment and Certification

In order to participate in the Medicare program and receive Medicare reimbursement, each facility must comply with the applicable regulations of the United States Department of Health and Human Services relating to, among other things, the type of facility, its equipment, its personnel, and its standards of medical care, as well as compliance with all applicable state and local laws and regulations. As of December 31, 2023, all of the critical illness recovery hospitals we operated were certified by Medicare as LTCHs. As of December 31, 2023, all of the rehabilitation hospitals we operated were certified by Medicare as IRFs. In addition, we provide the majority of our outpatient rehabilitation services through outpatient rehabilitation clinics certified by Medicare as rehabilitation agencies or "rehab agencies," which operate as outpatient rehabilitation providers for the purposes of the Medicare program. Our Concentra occupational health centers furnishing outpatient services are generally enrolled in Medicare as suppliers.

Accreditation

Our critical illness recovery hospitals and our rehabilitation hospitals receive accreditation from TJC, DNV, CIHQ and/or CARF. As of December 31, 2023, all of the 107 critical illness recovery hospitals and all of the 33 rehabilitation hospitals we operated were accredited by TJC, DNV, or CIHQ. In addition, 27 of our rehabilitation hospitals have also received accreditation from CARF.

Workers' Compensation

Workers' compensation is a state mandated, comprehensive insurance program that requires employers to fund or insure medical expenses, lost wages, and other costs resulting from work related injuries and illnesses. Workers' compensation benefits and arrangements vary from state to state, and are often highly complex. In some states, payment for services covered by workers' compensation programs are subject to cost containment features, such as requirements that all workers' compensation injuries be treated through a managed care program, or the imposition of fee schedules or payment caps for services furnished to injured employees. Some state workers' compensation laws limit the ability of an employer to select the providers furnishing care to injured employees. Several states require that physicians furnishing non-emergency services to workers' compensation patients must register with the applicable state agency and undergo special continuing education and training. Workers' compensation programs may also impose other requirements that affect the operations of our facilities furnishing outpatient services. Revenue generated directly from workers' compensation programs represented approximately 60% of our revenue from our Concentra segment, 15% of our revenue from our outpatient rehabilitation segment, 2% of our revenue from our rehabilitation hospital segment, and 1% of our revenue from our critical illness recovery hospital segment for the year ended December 31, 2023.

Our facilities furnishing outpatient services are reimbursed for services provided to injured workers by payors pursuant to the applicable state workers' compensation statutes. Most of the states in which we maintain operations reimburse providers for services payable under workers' compensation laws pursuant to a treatment-specific fee schedule with established maximum reimbursement levels. In states without such fee schedules, healthcare providers are often reimbursed based on "usual and customary" fees benchmarked by market data and negotiated by providers with payors and networks.

Inadequate increases to the applicable fee schedule amounts for our services, and changes in state workers' compensation laws, including cost containment initiatives, could have a negative impact on the operations and financial performance of those facilities.

Overview of U.S. and State Government Reimbursements

Medicare Program in General

The Medicare program reimburses healthcare providers for services furnished to Medicare beneficiaries, which are generally persons age 65 and older, those who are chronically disabled, and those suffering from end stage renal disease. The program is governed by the Social Security Act of 1965 and is administered primarily by the Department of Health and Human Services and CMS. The table below shows the percentage of revenue generated directly from the Medicare program for each of our segments and our company as a whole for the fiscal years ended December 31, 2021, 2022, and 2023.

	Year Ended December 31,		
Medicare Revenue by Segment	**2021**	**2022**	**2023**
Critical illness recovery hospital	37.1 %	38.0 %	36.5 %
Rehabilitation hospital	48.6 %	46.2 %	47.2 %
Outpatient rehabilitation	15.9 %	15.6 %	15.3 %
Concentra	0.1 %	N/M	0.1 %
Total Company	22.9 %	22.9 %	22.3 %

N/M   Revenue for services provided to patients who are Medicare beneficiaries represent less than 0.1% of the segment's total revenue.

The Medicare program reimburses various types of providers, including LTCHs, IRFs, and outpatient rehabilitation providers, using different payment methodologies. The Medicare reimbursement systems specific to LTCHs, IRFs, and outpatient rehabilitation providers, as described herein, are different than the system applicable to general acute care hospitals. If any of our hospitals fail to comply with requirements for payment under Medicare reimbursement systems for LTCHs or IRFs, as applicable, that hospital will be paid under the system applicable to general acute care hospitals. For general acute care hospitals, Medicare payments for inpatient care are made under the inpatient prospective payment system ("IPPS") under which a hospital receives a fixed payment amount per discharge (adjusted for area wage differences) using Medicare severity diagnosis-related groups ("MS-DRGs"). The general acute care hospital MS-DRG payment rate is based upon the national average cost of treating a Medicare patient's condition, based on severity levels of illness, in that type of facility. Although the average length of stay varies for each MS-DRG, the average stay of all Medicare patients in a general acute care hospital is substantially less than the average length of stay in LTCHs and IRFs. Thus, the prospective payment system for general acute care hospitals creates an economic incentive for those hospitals to discharge medically complex Medicare patients to a post-acute care setting as soon as clinically possible. Effective October 1, 2005, CMS expanded its post-acute care transfer policy under which general acute care hospitals are paid on a per diem basis rather than the full MS-DRG rate if a patient is discharged early to certain post-acute care settings, including LTCHs and IRFs. When a patient is discharged from selected MS-DRGs to, among other providers, an LTCH or IRF, the general acute care hospital may be reimbursed below the full MS-DRG payment if the patient's length of stay is at least one day less than the geometric mean length of stay for the MS-DRG.

Medicare Reimbursement of LTCH Services

The Medicare payment system for LTCHs is based on a prospective payment system specifically applicable to LTCHs ("LTCH-PPS"). The policies and payment rates under LTCH-PPS are subject to annual updates and revisions. Under LTCH-PPS, each patient discharged from an LTCH is assigned to a distinct "MS-LTC-DRG," which is a Medicare severity long-term care diagnosis-related group for LTCHs, and an LTCH is generally paid a pre-determined fixed amount applicable to the assigned MS-LTC-DRG (adjusted for area wage differences), subject to exceptions for short stay and high cost outlier patients (described below). CMS assigns relative weights to each MS-LTC-DRG to reflect their relative use of medical care resources. The payment amount for each MS-LTC-DRG is intended to reflect the average cost of treating a Medicare patient assigned to that MS-LTC-DRG in an LTCH.

Standard Federal Rate

Payment under the LTCH-PPS is dependent on determining the patient classification, that is, the assignment of the case to a particular MS-LTC-DRG, the weight of the MS-LTC-DRG, and the standard federal payment rate. There is a single standard federal rate that encompasses both the inpatient operating costs, which includes a labor and non-labor component, and capital-related costs that CMS updates on an annual basis. LTCH-PPS also includes special payment policies that adjust the payments for some patients based on the patient's length of stay, the facility's costs, whether the patient was discharged and readmitted, and other factors.

Patient Criteria

The Bipartisan Budget Act of 2013, enacted December 26, 2013, established a dual-rate LTCH-PPS for Medicare patients discharged from an LTCH. Specifically, for Medicare patients discharged in cost reporting periods beginning on or after October 1, 2015, LTCHs are reimbursed at the LTCH-PPS standard federal payment rate only if, immediately preceding the patient's LTCH admission, the patient was discharged from a "subsection (d) hospital" (generally, a short-term acute care hospital paid under IPPS) and either the patient's stay included at least three days in an intensive care unit or coronary care unit at the subsection (d) hospital, or the patient was assigned to an MS-LTC-DRG for cases receiving at least 96 hours of ventilator services in the LTCH. In addition, to be paid at the LTCH-PPS standard federal payment rate, the patient's discharge from the LTCH may not include a principal diagnosis relating to psychiatric or rehabilitation services. For any Medicare patient who does not meet these criteria, the LTCH will be paid a "site-neutral" payment rate, which will be the lower of: (i) the IPPS comparable per-diem payment rate capped at the MS-DRG payment rate plus any outlier payments; or (ii) 100 percent of the estimated costs for services. For hospital discharges beginning on or after October 1, 2017 through September 30, 2026, the IPPS comparable per diem payment amount (including any applicable outlier payment) used to determine the site neutral payment rate is reduced by 4.6% after any annual payment rate update.

In addition, for cost reporting periods beginning on or after October 1, 2019, LTCHs must maintain an "LTCH discharge payment percentage" of at least 50% to continue to be reimbursed for Medicare fee-for-service patients at the dual rates of the LTCH-PPS. The "LTCH discharge payment percentage" is a ratio, expressed as a percentage, of Medicare fee-for-service (FFS) discharges not paid the site neutral payment rate (*i.e.*, those meeting LTCH patient criteria) to the total number of Medicare FFS discharges occurring during the cost reporting period. If this percentage is lower than 50%, the LTCH is notified that all of its Medicare FFS discharges will be subject to payment adjustment beginning in the cost reporting period after it was notified. The payment adjustment will result in reimbursement at an IPPS equivalent payment rate. However, the LTCH will not be subject to this payment adjustment if it maintains an LTCH discharge payment percentage of at least 50% during a 6-month "probationary-cure period" immediately before the cost reporting period when the payment adjustment would apply, and during that cost reporting period. An LTCH that has been subject to this payment adjustment will be reinstated at the regular dual payment rates of the LTCH-PPS in the cost reporting period that begins after the LTCH is notified that its LTCH discharge payment percentage is at least 50%.

Payment adjustments, including the interrupted stay policy (discussed herein), apply to LTCH discharges regardless of whether the case is paid at the standard federal payment rate or the site-neutral payment rate. However, short stay outlier payment adjustments do not apply to cases paid at the site-neutral payment rate. CMS calculates the annual recalibration of the MS-LTC-DRG relative payment weighting factors using only data from LTCH discharges that meet the criteria for exclusion from the site-neutral payment rate. In addition, CMS applies the IPPS fixed-loss amount for high cost outliers to site-neutral cases, rather than the LTCH-PPS fixed-loss amount. CMS calculates the LTCH-PPS fixed-loss amount using only data from cases paid at the LTCH-PPS payment rate, excluding cases paid at the site-neutral rate.

In response to the COVID-19 outbreak in the United States, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted on March 27, 2020. The CARES Act provided two temporary waivers regarding the site-neutral payment to LTCHs. The first waived the LTCH discharge payment percentage requirement for the cost reporting periods that include the emergency period. The second waived the application of the site neutral payment rate so that all LTCH cases admitted during the emergency period are paid the LTCH-PPS standard federal rate. These waivers ended when the public health emergency expired on May 11, 2023. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Regulatory Changes" for further description of the CARES Act provisions.

Short Stay Outlier Policy

CMS established a different payment methodology for Medicare patients with a length of stay less than or equal to five-sixths of the geometric average length of stay for that particular MS-LTC-DRG, referred to as a short stay outlier ("SSO"). SSO cases are paid based on a per diem rate derived from blending 120% of the MS-LTC-DRG specific per diem amount with a per diem rate based on the general acute care hospital IPPS. Under this policy, as the length of stay of a SSO case increases, the percentage of the per diem payment amounts based on the full MS-LTC-DRG standard federal payment rate increases and the percentage of the payment based on the IPPS comparable amount decreases.

High Cost Outliers

Some cases are extraordinarily costly, producing losses that may be too large for hospitals to offset. Cases with unusually high costs, referred to as "high cost outliers," receive a payment adjustment to reflect the additional resources utilized. CMS provides an additional payment if the estimated costs for the patient exceed the adjusted MS-LTC-DRG payment plus a fixed-loss amount that is established in the annual payment rate update.

Interrupted Stays

An interrupted stay is defined as a case in which an LTCH patient, upon discharge, is admitted to a general acute care hospital, IRF or skilled nursing facility/swing-bed and then returns to the same LTCH within a specified period of time. If the length of stay at the receiving provider is equal to or less than the applicable fixed period of time, it is considered to be an interrupted stay case and the case is treated as a single discharge for the purposes of payment to the LTCH. For interrupted stays of three days or less, Medicare payments for any test, procedure, or care provided to an LTCH patient on an outpatient basis or for any inpatient treatment during the "interruption" would be the responsibility of the LTCH.

Freestanding, HIH, and Satellite LTCHs

LTCHs may be organized and operated as freestanding facilities or as HIHs. As its name suggests, a freestanding LTCH is not located on the campus of another hospital. For such purpose, "campus" means the physical area immediately adjacent to a hospital's main buildings, other areas, and structures that are not strictly contiguous to a hospital's main buildings but are located within 250 yards of its main buildings, and any other areas determined, on an individual case basis by the applicable CMS regional office, to be part of a hospital's campus. Conversely, an HIH is an LTCH that is located on the campus of another hospital. An LTCH, whether freestanding or an HIH, that uses the same Medicare provider number of an affiliated "primary site" LTCH is known as a "satellite." Under Medicare policy, a satellite LTCH generally must be located within 35 miles of its primary site LTCH and be administered by such primary site LTCH. A primary site LTCH may have more than one satellite LTCH. CMS sometimes refers to a satellite LTCH that is freestanding as a "remote location." LTCH HIHs and satellites must comply with certain requirements to show that they operate as part of the main LTCH, and not the co-located hospital. Some of these requirements no longer apply to LTCHs that are located on the same campus as an IRF, an inpatient psychiatric facility, or any other hospital excluded from the IPPS, provided that an IPPS hospital is not also located on that campus.

Facility Certification Criteria

The LTCH-PPS regulations define the criteria that must be met in order for a hospital to be certified as an LTCH. To be eligible for payment under the LTCH-PPS, a hospital must be primarily engaged in providing inpatient services to Medicare beneficiaries with medically complex conditions that require a long hospital stay. In addition, by definition, LTCHs must meet certain facility criteria, including: (i) instituting a review process that screens patients for appropriateness of an admission and validates the patient criteria within 48 hours of each patient's admission, evaluates regularly their patients for continuation of care, and assesses the available discharge options; (ii) having active physician involvement with patient care that includes a physician available on-site daily and additional consulting physicians on call; and (iii) having an interdisciplinary team of healthcare professionals to prepare and carry out an individualized treatment plan for each patient.

An LTCH must have an average inpatient length of stay for Medicare patients (including both Medicare covered and non-covered days) of greater than 25 days. LTCH cases paid at the site-neutral rate and Medicare Advantage cases are excluded from the LTCH average length of stay calculation. LTCHs that fail to exceed an average length of stay of 25 days during any cost reporting period may be paid under the general acute care hospital IPPS if not corrected within established time frames. CMS, through its contractors, determines whether an LTCH has maintained an average length of stay of greater than 25 days during each annual cost reporting period.

Prior to qualifying under the payment system applicable to LTCHs, a new LTCH initially receives payments under the general acute care hospital IPPS. The LTCH must continue to be paid under this system for a minimum of six months while meeting certain Medicare LTCH requirements, the most significant requirement being an average length of stay for Medicare patients (including both Medicare covered and non-covered days) greater than 25 days.

Annual Payment Rate Update

Fiscal Year 2022. On August 13, 2021, CMS published the final rule updating policies and payment rates for the LTCH-PPS for fiscal year 2022 (affecting discharges and cost reporting periods beginning on or after October 1, 2021 through September 30, 2022). The standard federal rate was set at $44,714, an increase from the standard federal rate applicable during fiscal year 2021 of $43,755. The update to the standard federal rate for fiscal year 2022 included a market basket increase of 2.6%, less a productivity adjustment of 0.7%. The standard federal rate also included an area wage budget neutrality factor of 1.002848. As a result of the CARES Act, all LTCH cases were paid at the standard federal rate during the public health emergency. The fixed-loss amount for high cost outlier cases paid under LTCH-PPS was set at $33,015, an increase from the fixed-loss amount in the 2021 fiscal year of $27,195. The fixed-loss amount for high cost outlier cases paid under the site-neutral payment rate was set at $30,988, an increase from the fixed-loss amount in the 2021 fiscal year of $29,064.

Fiscal Year 2023. On August 10, 2022, CMS published the final rule updating policies and payment rates for the LTCH-PPS for fiscal year 2023 (affecting discharges and cost reporting periods beginning on or after October 1, 2022, through September 30, 2023). Certain errors in the final rule were corrected in documents published November 4, 2022 and December 13, 2022. The standard federal rate for fiscal year 2023 was set at $46,433, an increase from the standard federal rate applicable during fiscal year 2022 of $44,714. The update to the standard federal rate for fiscal year 2023 included a market basket increase of 4.1%, less a productivity adjustment of 0.3%. The standard federal rate also included an area wage budget neutrality factor of 1.0004304. As a result of the CARES Act, LTCH cases were paid at the standard federal rate during the public health emergency. With the end of the public health emergency on May 11, 2023, the site-neutral payment rate once again applies to patients admitted after that date that do not meet the LTCH patient criteria. The fixed-loss amount for high cost outlier cases paid under LTCH-PPS was set at $38,518, an increase from the fixed-loss amount in the 2022 fiscal year of $33,015. The fixed-loss amount for high cost outlier cases paid under the site-neutral payment rate was set at $38,788, an increase from the fixed-loss amount in the 2022 fiscal year of $30,988.

Fiscal Year 2024. On August 28, 2023, CMS published the final rule updating policies and payment rates for the LTCH-PPS for fiscal year 2024 (affecting discharges and cost reporting periods beginning on or after October 1, 2023, through September 30, 2024). Certain errors in the final rule were corrected in documents published October 4, 2023 and November 9, 2023. The standard federal rate for fiscal year 2024 is $48,117, an increase from the standard federal rate applicable during fiscal year 2023 of $46,433. The update to the standard federal rate for fiscal year 2024 includes a market basket increase of 3.5%, less a productivity adjustment of 0.2%. The standard federal rate also includes an area wage budget neutrality factor of 1.0031599. The fixed-loss amount for high cost outlier cases paid under LTCH-PPS is $59,873, an increase from the fixed-loss amount in the 2023 fiscal year of $38,518. The fixed-loss amount for high cost outlier cases paid under the site-neutral payment rate is $42,750, an increase from the fixed-loss amount in the 2023 fiscal year of $38,788.

Medicare Reimbursement of IRF Services

IRFs are paid under a prospective payment system specifically applicable to this provider type, which is referred to as "IRF-PPS." Under the IRF-PPS, each patient discharged from an IRF is assigned to a case mix group ("IRF-CMG") containing patients with similar clinical conditions that are expected to require similar amounts of resources. An IRF is generally paid a pre-determined fixed amount applicable to the assigned IRF-CMG (subject to applicable case adjustments related to length of stay and facility level adjustments for location and low income patients). The payment amount for each IRF-CMG is intended to reflect the average cost of treating a Medicare patient's condition in an IRF relative to patients with conditions described by other IRF-CMGs. The IRF-PPS also includes special payment policies that adjust the payments for some patients based on the patient's length of stay, the facility's costs, whether the patient was discharged and readmitted and other factors.

Facility Certification Criteria

Our rehabilitation hospitals must meet certain facility criteria to be classified as an IRF by the Medicare program, including: (i) a provider agreement to participate as a hospital in Medicare; (ii) a pre-admission screening procedure; (iii) ensuring that patients receive close medical supervision and furnish, through the use of qualified personnel, rehabilitation nursing, physical therapy, and occupational therapy, plus, as needed, speech therapy, social or psychological services, and orthotic and prosthetic services; (iv) a full-time, qualified director of rehabilitation; (v) a plan of treatment for each inpatient that is established, reviewed, and revised as needed by a physician in consultation with other professional personnel who provide services to the patient; and (vi) a coordinated multidisciplinary team approach in the rehabilitation of each inpatient, as documented by periodic clinical entries made in the patient's medical record to note the patient's status in relationship to goal attainment, and that team conferences are held at least every two weeks to determine the appropriateness of treatment. Failure to comply with any of the classification criteria may result in the denial of claims for payment or cause a hospital to lose its status as an IRF and be paid under the prospective payment system that applies to general acute care hospitals.

Patient Classification Criteria

In order to qualify as an IRF, a hospital must demonstrate that during its most recent 12-month cost reporting period, it served an inpatient population of whom at least 60% required intensive rehabilitation services for one or more of 13 conditions specified by regulation. Compliance with the 60% Rule is demonstrated through either medical review or the "presumptive" method, in which a patient's diagnosis codes are compared to a "presumptive compliance" list. Beginning October 1, 2017, the 60% Rule's presumptive methodology was revised to (i) include certain International Classification of Diseases, Tenth Revision, Clinical Modification ("ICD-10-CM") diagnosis codes for patients with traumatic brain injury and hip fracture conditions and (ii) count IRF cases that contain two or more of the ICD-10-CM codes from three major multiple trauma lists in the specified combinations.

Annual Payment Rate Update

Fiscal Year 2022. On August 4, 2021, CMS published the final rule updating policies and payment rates for the IRF-PPS for fiscal year 2022 (affecting discharges and cost reporting periods beginning on or after October 1, 2021 through September 30, 2022). The standard payment conversion factor for discharges for fiscal year 2022 was set at $17,240, an increase from the standard payment conversion factor applicable during fiscal year 2021 of $16,856. The update to the standard payment conversion factor for fiscal year 2022 included a market basket increase of 2.6%, less a productivity adjustment of 0.7%. CMS increased the outlier threshold amount for fiscal year 2022 to $9,491 from $7,906 established in the final rule for fiscal year 2021.

Fiscal Year 2023. On August 1, 2022, CMS published the final rule updating policies and payment rates for the IRF-PPS for fiscal year 2023 (affecting discharges and cost reporting periods beginning on or after October 1, 2022, through September 30, 2023). The standard payment conversion factor for discharges for fiscal year 2023 was set at $17,878, an increase from the standard payment conversion factor applicable during fiscal year 2022 of $17,240. The update to the standard payment conversion factor for fiscal year 2023 included a market basket increase of 4.2%, less a productivity adjustment of 0.3%. CMS increased the outlier threshold amount for fiscal year 2023 to $12,526 from $9,491 established in the final rule for fiscal year 2022.

Fiscal Year 2024. On August 2, 2023, CMS published the final rule updating policies and payment rates for the IRF-PPS for fiscal year 2024 (affecting discharges and cost reporting periods beginning on or after October 1, 2023, through September 30, 2024).Certain errors in the final rule were corrected in a document published on October 4, 2023.The standard payment conversion factor for discharges for fiscal year 2024 was set at $18,541, an increase from the standard payment conversion factor applicable during fiscal year 2022 of $17,878. The update to the standard payment conversion factor for fiscal year 2024 included a market basket increase of 3.6%, less a productivity adjustment of 0.2%. CMS decreased the outlier threshold amount for fiscal year 2024 to $10,423 from $12,526 established in the final rule for fiscal year 2023.

Medicare Reimbursement of Outpatient Rehabilitation Clinic Services

The Medicare program reimburses outpatient rehabilitation providers based on the Medicare physician fee schedule ("MPFS"). Outpatient rehabilitation providers may enroll in Medicare as institutional outpatient rehabilitation facilities (i.e., rehab agencies) or individual physical or occupational therapists in private practice. The majority of our providers are reimbursed through enrolled rehab agencies while the remaining balance of our clinicians are enrolled as individual physical or occupational therapists in private practice.

On an annual basis, our provider reimbursement under the MPFS is subject to changes by CMS, which may include adjustments in our reimbursement based on performance under the Merit-based Incentive Payment System ("MIPS"), and additional incentives for participation in alternative payment models ("APMs"). Historically, outpatient rehabilitation providers were not eligible to participate in the MIPS program. In 2019, CMS added physical and occupational therapists in private practice to the list of MIPS eligible clinicians. For enrolled therapists in private practice, payments under the MPFS are subject to adjustment in a later year based on their performance in MIPS according to established performance standards. Calendar year 2021 was the first year that payments were adjusted, based upon the therapist's performance under MIPS in 2019. Providers in facility-based outpatient therapy settings, including rehab agencies, are excluded from MIPS eligibility and therefore not subject to this payment adjustment.

As required under the Medicare Access and CHIP Reauthorization Act ("MACRA"), a 0.0% percent update will be applied each year to the fee schedule payment rates for therapy services provided in 2020 through 2025, subject to adjustments under MIPS and APMs. In 2026 and subsequent years, eligible professionals participating in APMs who meet certain criteria will receive annual updates of 0.75%, while all other professionals will receive annual updates of 0.25%. Each year from 2019 through 2024 eligible clinicians who receive a significant share of their revenues through an advanced APM (such as accountable care organizations or bundled payment arrangements) that involves risk of financial losses and a quality measurement component will receive a 5% bonus. As required under the Consolidated Appropriations Act, 2023, the bonus payment will be 3.5% in 2025. The bonus payment for APM participation is intended to encourage participation and testing of new APMs and to promote the alignment of incentives across payors. To date, none of our outpatient rehabilitation providers participate in qualified APMs.

In the 2020 MPFS final rule, CMS revised coding, documentation guidelines, and increased the valuation for the evaluation and management ("E/M") office visit codes, beginning in 2021. Because the MPFS is statutorily required to be budget-neutral, any revaluation of E/M services that will increase spending by more than $20 million requires a budget neutrality adjustment. To increase values for the E/M codes while maintaining budget neutrality under the fee schedule, CMS cut the values of other codes to make up the difference, beginning in 2021.

In the 2021 MPFS final rule, CMS increased the values for the E/M office visit codes and cuts to other specialty codes to maintain budget neutrality. As a result, therapy services provided in our outpatient rehabilitation clinics received an estimated 3.6% decrease in payment from Medicare in calendar year 2021. The Consolidated Appropriations Act, 2021, provided relief in the form of a one-time 3.75% increase in payments in calendar year 2021 for therapy services and other services paid under the MPFS.

In the calendar year 2022 MPFS final rule, CMS announced that Medicare payments for the therapy specialty were expected to decrease 1% in 2022. After CMS issued the final rule, Congress passed the Protecting Medicare and American Farmers from Sequester Cuts Act, which provided in Section 3 a one-time 3% increase in payments in calendar year 2022 to offset most of the 3.75% cut to payments for therapy services and other services paid under the MPFS. In the final rule, CMS also adopted its plan to transition the MIPS program to MIPS Value Pathways ("MVPs"). CMS began the transition to MVPs in 2023 with an initial set of MVPs in which reporting is voluntary.

In the calendar year 2023 MPFS final rule, CMS announced that it calculated the payment rates for the MPFS as if the 3% payment increase in calendar year 2022 from the Protecting Medicare and American Farmers from Sequester Cuts Act was never applied. The statute stated that the 3% payment increase for 2022 shall not be taken into account in determining the payment rates for subsequent years. As a result, physician fee schedule payments were expected to decrease 4.5% in 2023. CMS stated in the final rule that it expected that its policies for 2023 would result in a 1% decrease in Medicare payments for the therapy specialty, but this decrease did not account for the effects of the end of the 3% payment increase from 2022. However, Congress passed the Consolidated Appropriations Act, 2023, which required the Secretary to increase 2023 physician fee schedule payments by 2.5% and 2024 payments by 1.25%. As a result, payments under the 2023 MPFS physician fee schedule decreased by 2% in 2023. Medicare payments were also due to decrease by an additional 4% in 2023 due to mandatory cuts required under the PAYGO Act of 2010. The Consolidated Appropriations Act, 2023, further delays PAYGO until 2025. The calendar year 2023 final rule also included further development of MVPs. First, CMS revised the first set of seven MVPs that it adopted in the calendar year 2022 final rule. CMS removed certain improvement activities from these seven MVPs and added other quality measures for voluntary reporting by participants in these MVPs. In addition, CMS added five new MVPs that were available for voluntary reporting for the calendar year 2023 performance period.

In the calendar year 2024 MPFS final rule, CMS calculated the payment rates without the 2.5% payment increase to calendar year 2023 rates from the Consolidated Appropriations Act of 2023, but with the 1.25% payment increase to calendar year 2024 rates from that legislation. As a result of the lower statutory payment increase for calendar year 2024 and a negative 2.20% budget neutrality adjustment associated with changes to the relative value units, physician fee schedule payments are expected to decrease in 2024. CMS expects that its final policies for 2024 will result in a 3% decrease in Medicare payments for the therapy specialty. CMS also adopted changes to the quality payment program, including the transition from MIPS to the MVPs. First, CMS revised the existing set of 12 MVPs that it previously adopted in the calendar year 2022 and 2023 final rules. CMS removed certain improvement activities from these MVPs and added other quality measures for MVP participants to choose from for data reporting. CMS also consolidated two of the existing MVPs into a single primary care MVP. Finally, CMS added five new MVPs. According to CMS, the new Rehabilitative Support of Musculoskeletal Care MVP will be most applicable to clinicians who specialize in rehabilitation support for musculoskeletal care, including physical therapists and occupational therapists. These new MVPs are available for voluntary reporting for the calendar year 2024 performance period.

Therapy Caps

Outpatient therapy providers reimbursed under the MPFS have historically been subject to annual limits for therapy expenses. The Bipartisan Budget Act of 2018 repealed the annual limits on outpatient therapy, but the law preserves the former therapy cap amounts as thresholds above which claims must include a modifier as a confirmation that services are medically necessary as justified by appropriate documentation in the medical record. For calendar year 2022, this modifier threshold amount is $2,150. The $2,150 threshold is applied to physical therapy and speech therapy services combined and separately applied to occupational therapy. For calendar year 2023, the modifier threshold amount was $2,230. For calendar year 2024, CMS set the modifier threshold amount at $2,330. This amount is indexed annually by the Medicare Economic Index. Claims for services over the modifier threshold amounts without the modifier are denied. Along with the modifier threshold, the Bipartisan Budget Act of 2018 retained the targeted medical review process that was established in the Medicare Access and CHIP Reauthorization Act of 2015. For calendar year 2018 through calendar year 2028, all therapy claims exceeding $3,000 are subject to a targeted manual medical review process. The $3,000 threshold is applied to physical therapy and speech therapy services combined and separately applied to occupational therapy. Beginning in 2028 and in each calendar year thereafter, the threshold amount for claims requiring targeted manual medical review will increase by the percentage increase in the Medicare Economic Index.

Modifiers to Identify Services of Physical Therapy Assistants or Occupational Therapy Assistants

In the MPFS final rule for calendar year 2019, CMS established two new modifiers (CQ and CO) to identify services furnished in whole or in part by physical therapy assistants ("PTAs") or occupational therapy assistants ("OTAs"). These modifiers were mandated by the Bipartisan Budget Act of 2018, which requires that claims for outpatient therapy services furnished in whole or part by therapy assistants on or after January 1, 2020 include the appropriate modifier. In the final 2020 MPFS rule, CMS clarified that when the physical therapist is involved for the entire duration of the service and the PTA provides skilled therapy alongside the physical therapist, the CQ modifier is not required. Also, when the same service (code) is furnished separately by the physical therapist and PTA, CMS will apply the de minimis standard to each 15-minute unit of codes, not on the total physical therapist and PTA time of the service, allowing the separate reporting, on two different claim lines, of the number of units to which the new modifiers apply and the number of units to which the modifiers do not apply. In the calendar year 2022 MPFS final rule, CMS implemented the final part of the requirements in the Bipartisan Budget Act of 2018 regarding PTA and OTA services. For dates of service on and after January 1, 2022, CMS will pay for physical therapy and occupational therapy services provided by PTAs and OTAs at 85% of the otherwise applicable Part B payment amount. CMS also modified the de minimis standard for calendar year 2022. Specifically, CMS will allow a timed service to be billed without the CQ or CO modifier when a PTA or OTA participates in providing care, but the physical therapist or occupational therapist meets the Medicare billing requirements without including the PTA's or OTA's minutes. This occurs when the physical therapist or occupational therapist provides more minutes than the 15-minute midpoint.

The calendar year 2024 MPFS final rule did not contain any policy changes concerning the modifiers for services provided by physical therapy and occupational therapy assistants. However, the final rule included one change to Medicare policies relating to supervision of services provided by physical therapy assistants and occupational therapy assistants.In the final rule, CMS established a general supervision policy for remote therapeutic monitoring services provided by physical therapy assistants and occupational therapy assistants in private practice settings.

Other Requirements for Payment

Historically, outpatient rehabilitation services have been subject to scrutiny by the Medicare program for, among other things, medical necessity for services, appropriate documentation for services, supervision of therapy aides and students, and billing for single rather than group therapy when services are furnished to more than one patient. CMS has issued guidance to clarify that services performed by a student are not reimbursed even if provided under "line of sight" supervision of the therapist. Likewise, CMS has reiterated that Medicare does not pay for services provided by aides regardless of the level of supervision. CMS also has issued instructions that outpatient physical and occupational therapy services provided simultaneously to two or more individuals by a practitioner should be billed as group therapy services.

Medicaid Reimbursement of LTCH and IRF Services

The Medicaid program is designed to provide medical assistance to individuals unable to afford care. The program is governed by the Social Security Act of 1965, funded jointly by each individual state and the federal government and administered by state agencies. Medicaid payments are made under a number of different systems, which include cost based reimbursement, prospective payment systems, or programs that negotiate payment levels with individual hospitals. In addition, Medicaid programs are subject to statutory and regulatory changes, administrative rulings, interpretations of policy by the state agencies, and certain government funding limitations, all of which may increase or decrease the level of program payments to our hospitals. Revenue generated directly from the Medicaid program represented approximately 5% of our critical illness recovery hospital segment revenue and 2% of our rehabilitation hospital segment revenue for the year ended December 31, 2023.

Other Healthcare Regulations

Federal Healthcare Program Changes in Response to the COVID-19 Pandemic

The Secretary of Health and Human Services ("HHS") authorized a number of waivers or modifications of certain requirements under Medicare, Medicaid and the Children's Health Insurance Program ("CHIP") pursuant to section 1135 of the Social Security Act in response to the COVID-19 outbreak in the United States. However, most of these waivers ended when the COVID-19 public health emergency expired on May 11, 2023. For a description of such waivers and modifications, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Regulatory Changes."

Medicare COVID-19 Vaccination Mandate for Health Care Staff

On November 5, 2021, CMS issued an interim final rule amending the Medicare conditions of participation for twenty-one provider types, including hospitals, to require that Medicare and Medicaid-certified providers implement COVID-19 vaccination requirements for their staff. On June 5, 2023, CMS published a final rule that withdrew the health care staff COVID-19 vaccination requirements, effective as of August 4, 2023. Moreover, CMS announced that surveyors would stop assessing for compliance with the vaccination requirements on June 5, 2023.

Medicare Quality Reporting

LTCHs and IRFs are subject to mandatory quality reporting requirements. LTCHs and IRFs that do not submit the required quality data will be subject to a 2% reduction in their annual payment update. The reduction can result in payment rates less than the prior year. However, the reduction will not carry over into the subsequent fiscal years.

Our LTCHs and IRFs are required to collect and report patient assessment data and clinical measures on each Medicare beneficiary who receives inpatient services in our facilities. We began reporting this data on October 1, 2012. CMS began making this data available to the public on the CMS website in December 2016. CMS has added cross-setting quality measures to compare quality and resource data across post-acute settings pursuant to the Improving Medicare Post-Acute Care Transformation Act of 2014 (the "IMPACT Act").

Medicare Hospital Wage Index Adjustment

As part of the methodology for determining prospective payments to LTCHs and IRFs, CMS adjusts the standard payment amounts for area differences in hospital wage levels by a factor reflecting the relative hospital wage level in the geographic area of the hospital compared to the national average hospital wage level. This adjustment factor is the hospital wage index. CMS currently defines hospital geographic areas (labor market areas) based on the definitions of Core-Based Statistical Areas established by the Office of Management and Budget.

Physician-Owned Hospital Limitations

CMS regulations include a number of hospital ownership and physician referral provisions, including certain obligations requiring physician-owned hospitals to disclose ownership or investment interests held by the referring physician or his or her immediate family members. In particular, physician-owned hospitals must furnish to patients, on request, a list of physicians or immediate family members who own or invest in the hospital. Moreover, a physician-owned hospital must require all physician owners or investors who are also active members of the hospital's medical staff to disclose in writing their ownership or investment interests in the hospital to all patients they refer to the hospital. CMS can terminate the Medicare provider agreement of a physician-owned hospital if it fails to comply with these disclosure provisions or with the requirement that a hospital disclose in writing to all patients whether there is a physician on-site at the hospital, 24 hours per day, seven days per week.

Under the transparency and program integrity provisions of the Affordable Care Act ("ACA"), the exception to the federal self-referral law (the "Stark Law") that permits physicians to refer patients to hospitals in which they have an ownership or investment interest has been dramatically curtailed. Only hospitals with physician ownership and a provider agreement in place on December 31, 2010 are exempt from the general ban on self-referral. Existing physician-owned hospitals are prohibited from increasing the percentage of physician ownership or investment interests held in the hospital after March 23, 2010. In addition, physician-owned hospitals are prohibited from increasing the number of licensed beds after March 23, 2010, unless meeting specific exceptions related to the hospital's location and patient population. In order to retain their exemption from the general ban on self-referrals, our physician-owned hospitals are required to adopt specific measures relating to conflicts of interest, bona fide investments and patient safety. As of December 31, 2023, we operated six hospitals that are owned in-part by physicians.

Medicare Recovery Audit Contractors

CMS contracts with third-party organizations, known as Recovery Audit Contractors ("RACs") to identify Medicare underpayments and overpayments, and to authorize RACs to recoup any overpayments. RACs are paid on a contingency fee basis. The contingency fee is a percentage of improper overpayment recoveries or underpayments identified by the RAC. The RAC must return the contingency fee if an improper payment determination is reversed on appeal. RACs conduct audit activities nationwide in four regions of the country that cover all 50 states on a combined basis. RAC audits of our Medicare reimbursement may lead to assertions that we have been overpaid, require us to incur additional costs to respond to requests for records and pursue the reversal of payment denials through appeals, and ultimately require us to refund any amounts determined to have been overpaid. We cannot predict the impact of future RAC reviews on our results of operations or cash flows.

Fraud and Abuse Enforcement

Various federal and state laws prohibit the submission of false or fraudulent claims, including claims to obtain payment under Medicare, Medicaid, and other government healthcare programs. Penalties for violation of these laws include civil and criminal fines, imprisonment, and exclusion from participation in federal and state healthcare programs. In recent years, federal and state government agencies have increased the level of enforcement resources and activities targeted at the healthcare industry. In addition, the federal False Claims Act and similar state statutes allow individuals to bring lawsuits on behalf of the government, in what are known as qui tam or "whistleblower" actions, alleging false or fraudulent Medicare or Medicaid claims or other violations of the statute. The use of these private enforcement actions against healthcare providers has increased dramatically in recent years, in part because the individual filing the initial complaint is entitled to share in a portion of any settlement or judgment. Revisions to the False Claims Act enacted in 2009 expanded significantly the scope of liability, provided for new investigative tools, and made it easier for whistleblowers to bring and maintain False Claims Act suits on behalf of the government. See "Item 3.   Legal Proceedings."

From time to time, various federal and state agencies, such as the Office of Inspector General of the Department of Health and Human Services ("OIG") issue a variety of pronouncements, including fraud alerts, the OIG's Annual Work Plan, and other reports, identifying practices that may be subject to heightened scrutiny. These pronouncements can identify issues relating to LTCHs, IRFs, or outpatient rehabilitation services or providers. For example, the OIG work plan includes reviews to (1) determine whether Medicare appropriately paid inpatient hospital claims for mechanical ventilation services, (2) conduct a nationwide audit of IRF claims, (3) determine whether recipients of Provider Relief Fund payments complied with Federal requirements and the terms and conditions for reporting and spending such payments, and (4) determine whether hospital price transparency information required by CMS is readily available. We monitor government publications applicable to us to supplement and enhance our compliance efforts.

We endeavor to conduct our operations in compliance with applicable laws, including healthcare fraud and abuse laws. If we identify any practices as being potentially contrary to applicable law, we will take appropriate action to address the matter, including, where appropriate, disclosure to the proper authorities, which may result in a voluntary refund of monies to Medicare, Medicaid, or other governmental healthcare programs.

Remuneration and Fraud Measures

The federal anti-kickback statute prohibits some business practices and relationships under Medicare, Medicaid, and other federal healthcare programs. These practices include the payment, receipt, offer, or solicitation of remuneration in connection with, to induce, or to arrange for, the referral of patients covered by a federal or state healthcare program. Violations of the anti-kickback law may be punished by: a criminal fine of up to $100,000 or up to ten years imprisonment for each violation, or both; civil monetary penalties of $20,000, $30,000 or $100,000 per violation, depending on the type of violation; damages of up to three times the total amount of remuneration; and exclusion from participation in federal or state healthcare programs.

The Stark Law prohibits referrals for designated health services by physicians under the Medicare and Medicaid programs to other healthcare providers in which the physicians have an ownership or compensation arrangement unless an exception applies. Sanctions for violating the Stark Law include returning program reimbursements, civil monetary penalties of up to $15,000 per prohibited service provided, assessments equal to three times the dollar value of each such service provided, and exclusion from the Medicare and Medicaid programs and other federal and state healthcare programs. The statute also provides a penalty of up to $100,000 for a circumvention scheme. In addition, many states have adopted or may adopt similar anti-kickback or anti-self-referral statutes. Some of these statutes prohibit the payment or receipt of remuneration for the referral of patients, regardless of the source of the payment for the care. While we do not believe our arrangements are in violation of these prohibitions, we cannot assure you that governmental officials charged with the responsibility for enforcing the provisions of these prohibitions will not assert that one or more of our arrangements are in violation of the provisions of such laws and regulations.

Provider-Based Status

The designation "provider-based" refers to circumstances in which a subordinate facility (such as a separately certified Medicare provider, a department of a provider, or a satellite facility) is treated as part of a provider for Medicare payment purposes. In these cases, the services of the subordinate facility are included on the "main" provider's cost report and overhead costs of the main provider can be allocated to the subordinate facility, to the extent that they are shared. As of December 31, 2023, we operated 19 critical illness recovery hospitals and nine rehabilitation hospitals that were treated as provider-based satellites of certain of our other facilities. In addition, 279 of the outpatient rehabilitation clinics we operated were provider-based and operated as departments of the rehabilitation hospitals we operated. We also provide rehabilitation management and staffing services to hospital rehabilitation departments that may be treated as provider-based. These facilities are required to satisfy certain operational standards in order to retain their provider-based status.

Health Information Practices

The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") mandates the adoption of standards for the exchange of electronic health information in an effort to encourage overall administrative simplification and enhance the effectiveness and efficiency of the healthcare industry, while maintaining the privacy and security of health information. Among the standards that the Department of Health and Human Services has adopted or will adopt pursuant to HIPAA are standards for electronic transactions and code sets, unique identifiers for providers (referred to as National Provider Identifier), employers, health plans and individuals, security and electronic signatures, privacy, and enforcement. If we fail to comply with the HIPAA requirements, we could be subject to criminal penalties and civil sanctions. The privacy, security and enforcement provisions of HIPAA were enhanced by the Health Information Technology for Economic and Clinical Health Act ("HITECH"), which was included in the American Recovery and Reinvestment Act ("ARRA"). Among other things, HITECH establishes security breach notification requirements, allows enforcement of HIPAA by state attorneys general, and increases penalties for HIPAA violations.

The Department of Health and Human Services has adopted standards in three areas in which we are required to comply that affect our operations.

Standards relating to the privacy of individually identifiable health information govern our use and disclosure of protected health information and require us to impose those rules, by contract, on any business associate to whom such information is disclosed.

Standards relating to electronic transactions and code sets require the use of uniform standards for common healthcare transactions, including healthcare claims information, plan eligibility, referral certification and authorization, claims status, plan enrollment and disenrollment, payment and remittance advice, plan premium payments, and coordination of benefits.

Standards for the security of electronic health information require us to implement various administrative, physical, and technical safeguards to preserve the integrity and confidentiality of electronic protected health information.

During the COVID-19 public health emergency, the Department of Health and Human Services issued four Notifications of Enforcement Discretion announcing that HIPAA rules would not be applied to certain activities related to the response to COVID-19. For example, one of the Notifications of Enforcement Discretion promoted the use of telehealth by waiving HIPAA penalties for providers that used telehealth in good faith during the public health emergency. However, these Notifications of Enforcement Discretion related to HIPAA ended on May 11, 2023, when the public health emergency expired.

We maintain a Privacy and Security Committee that is charged with evaluating and monitoring our compliance with HIPAA. The Privacy and Security Committee monitors regulations promulgated under HIPAA as they have been adopted to date and as additional standards and modifications are adopted. Although health information standards have had a significant effect on the manner in which we handle health data and communicate with payors, the cost of our compliance has not had a material adverse effect on our business, financial condition, or results of operations. We cannot estimate the cost of compliance with standards that have not been issued or finalized by the Department of Health and Human Services.

In addition to HIPAA, there are numerous federal and state laws and regulations addressing patient and consumer privacy concerns, including unauthorized access or theft of personal information. State statutes and regulations vary from state to state. Lawsuits, including class actions and action by state attorneys general, directed at companies that have experienced a privacy or security breach also can occur. Although our policies and procedures are aimed at complying with privacy and security requirements and minimizing the risks of any breach of privacy or security, there can be no assurance that a breach of privacy or security will not occur. If there is a breach, we may be subject to various penalties and damages and may be required to incur costs to mitigate the impact of the breach on affected individuals.

IMPACT Act

In October 2014, President Obama signed the IMPACT Act into law. The IMPACT Act made a number of changes and additions to Medicare quality reporting for LTCHs, IRFs, skilled nursing facilities ("SNFs"), and home health agencies ("HHAs"). In addition, the IMPACT Act requires HHS and the Medicare Payment Advisory Commission ("MedPAC") to develop a technical prototype for a unified post-acute care ("PAC") prospective payment system ("PPS") that could replace the four existing payment systems for LTCHs, IRFs, SNFs, and HHAs.

The IMPACT Act directed HHS to begin requiring providers to report certain standardized patient assessment data to CMS. HHS had to adopt this reporting requirement by October 1, 2018, for LTCHs, IRFs, and SNFs, and by January 1, 2019, for HHAs. The IMPACT Act also required CMS to adopt and implement new cross-setting quality measures addressing, at a minimum, the following quality domains: (1) functional status, cognitive function, and changes in function and cognitive function; (2) skin integrity and changes in skin integrity; (3) medication reconciliation; (4) incidence of major falls; and (5) providing for the transfer of health information and treatment preferences of the patient upon transition from a hospital or critical access hospital to another setting, including a PAC provider or the individual's home, or upon transition from a PAC provider to another setting including a different PAC provider, hospital, critical access hospital, or the individual's home. Next, the IMPACT Act required that by October 1, 2016, for LTCHs, IRFs, and SNFs, and by January 1, 2017, for HHAs, CMS specify resource use and other measures for inclusion in the applicable reporting provisions. At a minimum, the resource use measures must include the following resource use domains: (1) resource use measures, including total estimated Medicare spending per beneficiary; (2) discharge to community; and (3) measures to reflect all-condition risk-adjusted hospitalization rates of potentially preventable readmission rates. CMS began implementing the IMPACT Act's data reporting requirements in the FY 2016 rulemakings for LTCHs, IRFs, SNFs, and HHAs.

In addition to the new reporting requirements, the IMPACT Act outlined a process for the potential development of a unified PAC PPS. The IMPACT Act does not require CMS to adopt a unified PAC PPS, nor does it provide CMS with specific authority to implement a new payment system. However, the IMPACT Act does require HHS and MedPAC to submit a series of reports to Congress with recommendations and a technical prototype for a PAC PPS. These recommendations and prototypes could become the basis of future legislation that would create a unified PAC PPS to replace some or all of the existing Medicare payment systems for LTCHs, IRFs, SNFs, and HHAs. MedPAC submitted the first report to Congress in June 2016. The report included recommended features for a unified PAC payment system based on the Post-Acute Payment Reform Demonstration ("PAC-PRD"). In July 2022, HHS submitted its report to Congress with a technical prototype for a united PAC PPS developed around criteria stated in the IMPACT Act. Under this payment system prototype, a Medicare beneficiary would be assigned to one of 32 Unified PAC Clinical Groups ("UPCGs") and to a PAC Case-Mix Group ("P-CMG") specific to the UPCG. The combination of the assigned UPCG and P-CMG would determine the base payment weight, which is then adjusted according to certain factors, including beneficiary comorbidities and provider type. There are three general categories of UPCGs in the prototype which are intended to represent the patient's primary reason for needing PAC care: (1) Rehabilitation and Therapy-Focused, (2) Medical and Diagnosis-Focused, and (3) Medication Management, Teaching and Assessment. Each UPCG has its own P-CMGs to differentiate patients based on their clinical characteristics and relative costliness. The report states that universal implementation of a unified PAC PPS cannot be accomplished under CMS's existing statutory authority. By June 30, 2023, MedPAC was required to submit an additional report to Congress with recommendations and a technical prototype for a new PAC payment system that would satisfy the same criteria HHS was directed to use. MedPAC issued a report in June 2023 with its final analysis and recommendations on the design of a unified PAC PPS. MedPAC concluded that a unified PAC PPS is feasible,but would disproportionately impact payments for certain PAC provider types, particularly LTCHs. MedPAC believes designing a unified PAC PPS would be relatively straightforward, but it would be more complicated to develop and implement such a payment system. According to MedPAC, a unified PAC PPS would also require companion policies, including changes to cost sharing requirements, a value-based incentive program, and uniform Medicare conditions of participation.

Price Transparency

Starting January 1, 2021, new regulations went into effect requiring hospitals to provide clear and accessible pricing information online regarding the items and services they provide. First, a new regulation requires hospitals to provide a machine readable file containing the following standard charges for all items and services provided by the hospital: gross charges, discounted cash prices, payer-specific negotiated charges, and de-identified minimum and maximum negotiated charges. Second, hospitals must provide a consumer-friendly display of standard charges for at least 300 "shoppable services" that consumers can schedule in advance. If a hospital does not offer 300 "shoppable services," then the hospital must provide the consumer-friendly display of standard charges for all of the "shoppable services" that it does provide. For each "shoppable service," hospitals must provide: discounted cash prices, payer-specific negotiated charges, and de-identified minimum and maximum negotiated charges. For hospitals that do not comply with these requirements, CMS may issue a warning notice, request a corrective action plan, and impose a civil monetary penalty that is publicized on the CMS website. These regulations were promulgated by the Trump administration and, on July 9, 2021, President Biden issued an Executive Order directing HHS to support the new price transparency regulations. On November 16, 2021, CMS issued a final rule that increased the maximum fines for hospitals that do not comply with the price transparency regulations. In 2021, non-compliant hospitals are subject to a fine of $300 per day. Beginning on January 1, 2022, non-compliant hospitals with 30 or fewer beds are still subject to a fine of $300 per day, not to exceed $2,007,500 per hospital per year. However, beginning January 1, 2022, non-complaint hospitals with 31 or more beds are subject to a fine in an amount that is equal to the number of hospital beds times 10, not to exceed $5,500 per day and $2,007,500 per year for each hospital. The maximum fine amounts are subject to increase annually using a multiplier determined by the Office of Management and Budget. CMS also revised its price transparency regulations to require that starting January 1, 2022, hospitals must make their standard charge information easily accessible without barriers. This includes providing the charge information in a manner that it can be accessed by automated searches and direct file downloads.

CMS revised the price transparency regulations in the calendar year 2024 Outpatient Prospective Payment System final rule. Effective January 1, 2024, hospitals will be required to display pricing information in a standardized format that conforms to a CMS template, data specifications, and data dictionary. Other changes are intended to improve the accessibility of the pricing data. Hospitals will also be required to provide an affirmation statement confirming that the pricing information is up-to-date and accurate. In addition, CMS expanded its price transparency enforcement tools, including a required acknowledgement by hospitals of any notice of violations of the price transparency rules, the ability for CMS to notify health system leadership of provider violations, and the potential for CMS to publish on it website information regarding hospitals' violations of the price transparency rules.

Surprise Billing

On July 13, 2021, HHS, the Department of the Treasury, the Department of Labor and the Office of Personnel Management published an interim final rule with comment period to implement certain provisions of the No Surprises Act, which was enacted as part of the Consolidated Appropriations Act, 2021. The interim final rule includes new regulations aimed at limiting surprise medical bills issued by health care providers to consumers. The HHS regulations adopted by this interim final rule are effective January 1, 2022 and apply to hospital emergency departments, freestanding emergency departments, health care providers and facilities, and providers of air ambulance services. The new regulations do not apply to patients covered by Medicare, Medicaid, Indian Health Services, Veterans Affairs health care, or TRICARE because these programs already prohibit balance billing.

Starting January 1, 2022, the interim final rule's new regulations apply to patients with health insurance coverage from a group health plan (including a self-insured group health plan) or from an individual market health insurance issuer. First, if a plan provides coverage for emergency services, the interim final rule requires that emergency services must be covered: (1) without prior authorization; (2) regardless of whether the provider is an in-network provider or an in-network emergency facility; and (3) regardless of any other term or condition of the plan or coverage other than the exclusion or coordination of benefits, or a permitted affiliation or waiting period. Second, the interim final rule includes new limits on patient cost-sharing obligations for out-of-network services. Specifically, patient cost-sharing amounts for emergency services provided by out-of-network emergency facilities and out-of-network providers, and certain non-emergency services furnished by out-of-network providers at certain in-network facilities, must be calculated based on one of the following amounts: (1) an amount determined by an applicable All-Payer Model Agreement under section 1115A of the Social Security Act; (2) a specified state law if there is no such All-Payer Model Agreement; or (3) if neither of the above apply, the lesser amount of either the billed charge or the qualifying payment amount, which is generally the plan or issuer's median contracted rate. Third, the interim final rule prohibits non-participating providers, health care facilities, and providers of air ambulance services from balance billing participants, beneficiaries, and enrollees in certain situations. Fourth, the interim final rule establishes that the total amount to be paid to an out-of-network provider or facility, including any cost-sharing, is based on: (1) an amount determined by an applicable All-Payer Model Agreement under section 1115A of the Social Security Act; (2) a specified state law if there is no such All-Payer Model Agreement; or (3) an amount agreed upon by the plan or issuer and the provider or facility if there is no such Agreement or state law. If none of these three circumstances apply, then the amount is determined by an independent dispute resolution ("IDR") entity. Fifth, a new regulation requires providers and facilities to make publicly available and provide patients with a one-page notice regarding the requirements and prohibitions applicable to the provider or facility regarding balance billing, any applicable state balance billing prohibitions or limitations, and information on how to contact appropriate state and federal agencies if the patient believes the provider or facility has violated the requirements described in the notice. Finally, the interim final rule establishes a process for HHS to receive and resolve complaints regarding information that any health care provider, provider of air ambulance services, or health care facility may be failing to meet the requirements set forth in the interim final rule.

In a separate interim final rule published on October 7, 2021, HHS, the Department of the Treasury, the Department of Labor and the Office of Personnel Management adopted regulations that will govern the IDR process that will be available to providers and insurers that are unable to agree on the payment rate for out-of-network providers. These new regulations are effective starting on January 1, 2022. The new IDR process presumes that the qualifying payment amount ("QPA") is the appropriate payment rate for an out-of-network service. Accordingly, the new IDR regulations require arbitrators to choose the offer that is closest to the QPA, unless the arbitrator determines that a party has credible information demonstrating that the QPA is "materially different" from the appropriate out-of-network rate for the item or service. The factors the arbitrator may consider to determine if the QPA is not the appropriate rate include: (1) the provider's training, experience, and quality and outcome measurements; (2) the provider's market share in the region; (3) patient acuity or the complexity of furnishing the item or service to the patient; (4) the provider's teaching status, case mix, and scope of services offered; and (5) whether the provider or the plan engaged in good faith efforts to enter into a network agreement. Separate regulations in this interim final rule address a dispute resolution process for uninsured patients who receive a good faith estimate of expected charges from a provider, but are then billed an amount that substantially exceeds the estimated charges. When the provider's billed charges are more than $400 greater than the good faith estimate, an uninsured patient may initiate a patient-provider dispute resolution process by submitting a notification to HHS within 120 days of receiving the provider's bill. The dispute resolution entity will then examine whether the provider has credible information demonstrating that the excess charges are attributable to unforeseen circumstances that the provider could not have reasonably anticipated when the provider made the good faith estimate.

The Texas Medical Association filed a lawsuit against HHS arguing that the rule requiring an arbitrator to rely on the QPA during arbitration was inconsistent with the No Surprises Act and did not go through the proper notice and comment process. The judge agreed with the Texas Medical Association and vacated parts of the final rule. Following this decision, HHS issued a revised final rule on August 26, 2022. The rule removed the rebuttable presumption that the QPA is the appropriate payment amount, but the QPA is still the first payment rate that IDR entities must consider. On September, 22, 2022, the Texas Medical Association filed another lawsuit against HHS challenging this revised rule on the basis that the QPA is still the benchmark rate despite HHS's elimination of the rebuttable presumption. In a February 6, 2023 decision, the court again sided with the Texas Medical Association and vacated portions of the August 2022 final rule. On November 30, 2022, the Texas Medical Association filed a third lawsuit arguing that the rules artificially deflated the amount used in arbitration to decide the appropriate out-of-network rate and therefore violated the plain text of the law. On August 24, 2023, the Texas Medical Association was successful in this third suit and the district court vacated the challenged regulations and guidance. Finally, the Texas Medical Association was successful in a fourth lawsuit when the judge vacated portions of the rule that allowed steep increases in fees for physicians seeking arbitration with insurers and that limited the ability of providers to "batch" related claims for arbitration.

In the wake of these court decisions, CMS paused certain functions of the IDR process until additional instructions are provided. CMS reopened the portal for filing some new single and bundled disputes on October 6, 2023. However, CMS and the other federal agencies are still working to re-open the portal for all batched disputes.

In addition, HHS issued two proposed rules. First, in a September 26, 2023 proposed rule, HHS proposed to increase the IDR fee from $50 to $150, per party per dispute. Second, in a proposed rule published on November 3, 2023, HHS proposed new rules for the batching of claims for IDR. The rules would limit batching to 25 items or services in a single dispute.Other proposed provisions would expedite the processing of disputes by IDR entities.

Compliance Program

Our Compliance Program

We maintain a written code of conduct (the "Code of Conduct") that provides guidelines for principles and regulatory rules that are applicable to our patient care and business activities. The Code of Conduct is reviewed and amended as necessary and is the basis for our company-wide compliance program. These guidelines are implemented by our compliance officer, our compliance and audit committee, and are communicated to our employees through education and training. We also have established a reporting system, auditing and monitoring programs, and a disciplinary system as a means for enforcing the Code of Conduct's policies.

Compliance and Audit Committee

Our compliance and audit committee is made up of members of our senior management and in-house counsel. The compliance and audit committee meets, at a minimum, on a quarterly basis and reviews the activities, reports, and operation of our compliance program. In addition, our Privacy and Security Committee provides reports to the compliance and audit committee. Our vice president of compliance and audit services meets with the compliance and audit committee, at a minimum, on a quarterly basis to provide an overview of the activities and operation of our compliance program.

Operating Our Compliance Program

We focus on integrating compliance responsibilities with operational functions. We recognize that our compliance with applicable laws and regulations depends upon individual employee actions as well as company operations. As a result, we have adopted an operations team approach to compliance. Our corporate executives, with the assistance of corporate experts, designed the programs of the compliance and audit committee. We utilize facility leaders for employee-level implementation of our Code of Conduct. This approach is intended to reinforce our company-wide commitment to operate in accordance with the laws and regulations that govern our business.

Compliance Issue Reporting

In order to facilitate our employees' ability to report known, suspected, or potential violations of our Code of Conduct, we have developed a system of reporting. This reporting, anonymous or attributable, may be accomplished through our toll-free compliance hotline, compliance e-mail address, or our compliance post office box. Our compliance officer and the compliance and audit committee are responsible for reviewing and investigating each compliance incident in accordance with the compliance and audit services department's investigation policy.

Compliance Monitoring and Auditing / Comprehensive Training and Education

Monitoring reports and the results of compliance for each of our business segments are reported to the compliance and audit committee, at a minimum, on a quarterly basis. We train and educate our employees regarding the Code of Conduct, as well as the legal and regulatory requirements relevant to each employee's work environment. New and current employees are required to acknowledge and certify that the employee has read, understood, and has agreed to abide by the Code of Conduct. Additionally, all employees are required to re-certify compliance with the Code of Conduct on an annual basis.

Policies and Procedures Reflecting Compliance Focus Areas

We review our policies and procedures for our compliance program from time to time in order to improve operations and to promote compliance with requirements of standards, laws, and regulations and to reflect the ongoing compliance focus areas which have been identified by the compliance and audit committee.

Internal Audit

We have a compliance and audit department, which has an internal audit function. Our vice president of compliance and audit services manages the combined compliance and audit department and meets with the audit and compliance committee of our Board of Directors, at a minimum, on a quarterly basis to discuss audit results and provide an overview of the activities and operation of our compliance program.

Available Information

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file periodic reports, proxy statements, and other information, including our Code of Conduct, with the SEC. Such periodic reports, proxy statements, and other information are available on the SEC's website at www.sec.gov.

Our website address is www.selectmedicalholdings.com and can be used to access free of charge, through the investor relations section, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with or furnish it to the SEC. The information on our website is not incorporated as a part of this annual report.

Executive Officers of the Registrant

The following table sets forth the names, ages and titles, as well as a brief account of the business experience, of each person who was an executive officer of the Company as of February 22, 2024:

Name	Age	Position
Robert A. Ortenzio	66	Executive Chairman and Co-Founder
Rocco A. Ortenzio	91	Vice Chairman and Co-Founder
David S. Chernow	66	Chief Executive Officer
Martin F. Jackson	69	Senior Executive Vice President, Strategic Finance and Operations
Michael F. Malatesta	54	Executive Vice President and Chief Financial Officer
John A. Saich	55	President
Thomas P. Mullin	40	President
Michael E. Tarvin	63	Senior Executive Vice President, General Counsel and Secretary
Brian R. Rusignuolo	48	Executive Vice President and Chief Information Officer
Christopher S. Weigl	40	Senior Vice President, Controller and Chief Accounting Officer
Robert G. Breighner, Jr.	54	Senior Vice President, Compliance and Audit

Robert A. Ortenzio has served as our Executive Chairman and Co-Founder since January 1, 2014. Mr. Ortenzio co-founded Select and has served as a director of Select since February 1997, and became a director of the Company in February 2005. Mr. Ortenzio served as the Company's Chief Executive Officer from January 1, 2005 to December 31, 2013 and as Select's President and Chief Executive Officer from September 2001 to January 1, 2005. Mr. Ortenzio also served as Select's President and Chief Operating Officer from February 1997 to September 2001. Mr. Ortenzio also currently serves on the Board of Directors of Concentra Group Holdings Parent. He was an Executive Vice President and a director of Horizon/CMS Healthcare Corporation from July 1995 until July 1996. In 1986, Mr. Ortenzio co-founded Continental Medical Systems, Inc., and served in a number of different capacities, including as a Senior Vice President from February 1986 until April 1988, as Chief Operating Officer from April 1988 until July 1995, as President from May 1989 until August 1996 and as Chief Executive Officer from July 1995 until August 1996. Before co-founding Continental Medical Systems, Inc., he was a Vice President of Rehab Hospital Services Corporation. Mr. Ortenzio is the son of Rocco A. Ortenzio, our Vice Chairman and Co-Founder.

Rocco A. Ortenzio has served as our Vice Chairman and Co-Founder since January 1, 2014. Mr. Ortenzio co-founded Select and served as Select's Chairman and Chief Executive Officer from February 1997 until September 2001. Mr. Ortenzio served as Select's Executive Chairman from September 2001 until December 2013, and Executive Chairman of the Company from February 2005 until December 2013. In 1986, he co-founded Continental Medical Systems, Inc., and served as its Chairman and Chief Executive Officer until July 1995. In 1979, Mr. Ortenzio founded Rehab Hospital Services Corporation, and served as its Chairman and Chief Executive Officer until June 1986. In 1969, Mr. Ortenzio founded Rehab Corporation and served as its Chairman and Chief Executive Officer until 1974. Mr. Ortenzio is the father of Robert A. Ortenzio, the Company's Executive Chairman and Co-Founder.

David S. Chernow serves as our Chief Executive Officer. Previously, he served as President and Chief Executive Officer from January 2014 to October 2023 and as President from September 2010 to January 2014. Mr. Chernow served as a director of the Company from January 2002 until February 2005 and from August 2005 until September 2010. Mr. Chernow also serves on the Board of Directors of Concentra Group Holdings Parent. From May 2007 to February 2010, Mr. Chernow served as the President and Chief Executive Officer of Oncure Medical Corp., one of the largest providers of free-standing radiation oncology care in the United States. From July 2001 to June 2007, Mr. Chernow served as the President and Chief Executive Officer of JA Worldwide, a nonprofit organization dedicated to the education of young people about business (formerly, Junior Achievement, Inc.). From 1999 to 2001, he was the President of the Physician Services Group at US Oncology, Inc. Mr. Chernow co-founded American Oncology Resources in 1992 and served as its Chief Development Officer until the time of the merger with Physician Reliance Network, Inc., which created US Oncology, Inc. in 1999.

Martin F. Jackson has served as our Senior Executive Vice President of Strategic Finance and Operations since October 2023. Previously, he was Executive Vice President and Chief Financial Officer from February 2007 to October 2023, and Senior Vice President and Chief Financial Officer from May 1999 to February 2007. Mr. Jackson also serves on the Board of Directors of Concentra Group Holdings Parent. Mr. Jackson previously served as a Managing Director in the Health Care Investment Banking Group for CIBC Oppenheimer from January 1997 to May 1999. Prior to that time, he served as Senior Vice President, Health Care Finance with McDonald & Company Securities, Inc. from January 1994 to January 1997. Prior to 1994, Mr. Jackson held senior financial positions with Van Kampen Merritt, Touche Ross, Honeywell and L'Nard Associates.

Michael F. Malatesta has served as our Executive Vice President and Chief Financial Officer since October 2023. Previously, he was Senior Vice President of Finance from November 2013 to October 2023. Before that, Mr. Malatesta held the positions of Vice President of Outpatient Finance from October 2010 to November 2013, Outpatient Controller from 2002 to 2010, and Director of Outpatient Revenue Accounting from 2000 to 2002. He began his career at the Company in 1999 as an Accounting Manager for NovaCare Rehabilitation. Prior to joining the Company, Mr. Malatesta held financial roles at Tenet Healthcare, Health Partners Insurance of Philadelphia and the Graduate Health System. He is a certified public accountant and began his career in public accounting at Deloitte & Touche LLP.

John A. Saich has served as our President since October 2023. Previously, he held the positions of Executive Vice President and Chief Administrative Officer from October 2018 to October 2023, and Executive Vice President and Chief Human Resources Officer from December 2010 to September 2018. He served as our Senior Vice President, Human Resources from February 2007 to December 2010. He served as our Vice President, Human Resources from November 1999 to January 2007. He joined the Company as Director, Human Resources and HRIS in February 1998. Previously, Mr. Saich served as Director of Benefits and Human Resources for Integrated Health Services in 1997 and as Director of Human Resources for Continental Medical Systems, Inc. from August 1993 to January 1997.

Thomas P. Mullin has served as President since October 2023. Previously, he was our Executive Vice President of Hospital Operations from August 2020 to October 2023, President of the Specialty Hospital Divisions from November 2018 to August 2020, and Chief Operating Officer of Specialty Hospitals from January 2018 to November 2018. He served as Chief Operating Officer of our CIRH Division from October 2016 to January 2018. Mr. Mullin served as Senior Vice President, Business and Market Development in our CIRH Division from July 2015 to September 2016. He served as Regional Vice President in our CIRH Division from September 2014 to July 2015. He held other positions in our CIRH Division from June 2008 to September 2014.

Michael E. Tarvin has served as our Senior Executive Vice President, General Counsel and Secretary since October 2023. Previously, he was Executive Vice President, General Counsel and Secretary from February 2007 to October 2023. Mr. Tarvin held the positions of Senior Vice President, General Counsel and Secretary from November 1999 to February 2007, and Vice President, General Counsel and Secretary from February 1997 to November 1999. He was Vice President—Senior Counsel of Continental Medical Systems from February 1993 until February 1997. Prior to that time, he was Associate Counsel of Continental Medical Systems from March 1992. Mr. Tarvin was an associate at the Philadelphia law firm of Drinker Biddle & Reath LLP from September 1985 until March 1992.

Brian R. Rusignuolo has served as our Executive Vice President and Chief Information Officer since January 2021. Previously, he was Senior Vice President and Chief Information Officer from December 2012 to January 2021. Mr. Rusignuolo held the positions of Senior Vice President, Information Security from October 2011 to December 2012, and Vice President, Information Security from January 2010 to October 2011. Prior to becoming an officer of the Company, he held a variety of leadership positions in the Company's Information Systems Department beginning in January 2001. Earlier in his career, he was an Environmental Scientist for DynCorp and a Park Ranger for the National Park Service. Mr. Rusignuolo is committed to serving others as a member and leader of professional and community organizations including, the Technology Council of Central Pennsylvania, the IT Board of Advisors of Harrisburg University of Science and Technology, and the Penn State Harrisburg IT Advisory Board.

Christopher S. Weigl is a certified public accountant who has served as our Senior Vice President, Controller & Chief Accounting Officer since March 2023. Prior to that, he served as our Senior Vice President of Corporate Accounting Services from August 2022 through February 2023. He served as the Vice President of Finance and Accounting Operations of MedStar Health Inc. from June 2016 to July 2022. Prior to that, he was employed by PricewaterhouseCoopers LLP from September 2005 to June 2016, most recently in the role of Assurance Senior Manager.

Robert G. Breighner, Jr. has served as our Senior Vice President of Compliance and Audit since October 2023. Previously, he was Vice President, Compliance and Audit Services from August 2003 to October 2023, and Director of Internal Audit from November 2001 to August 2003. Before joining the Company, Mr. Breighner was with Susquehanna Pfaltzgraff Co. where he held a variety of leadership roles, including Director of Internal Audit.

Item 1A. *Risk Factors*.

In addition to the factors discussed elsewhere in this Form 10-K, the following are important factors which could cause actual results or events to differ materially from those contained in any forward-looking statements made by or on behalf of us.

Risks Related to Our Business

If there are changes in the rates or methods of Medicare reimbursements for our services, our revenue and profitability could decline.

Revenues from providing services to patients covered under the Medicare program represented approximately 23%, 23%, and 22% of our revenue for the years ended December 31, 2021, 2022, and 2023, respectively.

In recent years, through legislative and regulatory actions, the federal government has made substantial changes to various payment systems under the Medicare program. Reforms or other changes to these payment systems, including modifications to the conditions on qualification for payment, bundling payments to cover both acute and post-acute care, or the imposition of enrollment limitations on new providers, may be proposed or could be adopted, either by Congress or CMS.

If revised regulations are adopted, the availability, methods, and rates of Medicare reimbursements for services of the type furnished at our facilities could change. Reductions in Medicare reimbursements could also adversely affect payments under some of our commercial payor contracts that follow Medicare payment methodologies. For example, the rules and regulations related to patient criteria for our critical illness recovery hospitals could become more stringent and reduce the number of patients we admit. Some of these changes and proposed changes could adversely affect our business strategy, operations, and financial results. In addition, there can be no assurance that any increases in Medicare reimbursement rates established by CMS will fully reflect increases in our operating costs.

Adverse economic conditions including an inflationary economic environment in the U.S. or globally could adversely affect us.

Our business is exposed to fluctuating market conditions, including rising interest rates. A continued economic downturn or recession, or slowing or stalled recovery therefrom, may have a material adverse effect on our business, financial condition or results of operations, as it could negatively impact our current and prospective patients, adversely affect the financial ability of health insurers to pay claims, adversely impact our ability to pay our expenses, and limit our ability to obtain financing for our operations.

Healthcare spending in the U.S. could be negatively affected in the event of a downturn in economic conditions. For example, patients who have lost their jobs or healthcare coverage may no longer be covered by an employer-sponsored health insurance plan and patients reducing their overall spending may elect to decrease the frequency of visits to our facilities or forgo elective treatments or procedures, thereby reducing demand for our services. A reduction in workforce may also lead to declines in workers' compensation claims, which may adversely affect Concentra's business. Approximately 60% of Concentra's revenue was generated from the treatment of workers' compensation claims in 2023.

Inflation has increased throughout the U.S. economy. In an inflationary environment, we may continue to experience increases in the prices of labor and other costs of doing business. Cost increases may outpace our expectations, causing us to use our cash and other liquid assets faster than forecasted. If we are unable to successfully manage the effects of inflation, our business, operating results, cash flows and financial condition may be adversely affected.

Labor shortages, increased employee turnover, increases in employee-related costs, and union activity could have adverse effects including significant increases in our operating costs.

We have experienced and may continue to experience decreased profitability due to increased employee-related costs. A number of factors contribute to increased labor costs, such as constrained staffing due to a shortage of healthcare workers, increased dependence on contract clinical workers, the cost of recruiting and training new employees, the cost of retaining existing staff, and other government regulations, which include laws and regulations related to workers' health and safety.

Our critical illness recovery hospitals and our rehabilitation hospitals are highly dependent on nurses, our outpatient rehabilitation division is highly dependent on therapists for patient care, and Concentra is highly dependent upon the ability of its affiliated professional groups to recruit and retain qualified physicians and other licensed providers to provide services to our existing occupation health centers and onsite health clinics. The market for qualified healthcare professionals is highly competitive. Difficulties in attracting and retaining qualified healthcare personnel can limit our ability to staff our facilities. It has also led us to use agency clinical staff in our facilities, which can increase our costs and lower our margins. Additionally, the cost of attracting, training, and retaining qualified healthcare personnel may be higher than historical trends and, as a result, our profitability could decline.

While we have historically experienced some level of ordinary course employee turnover, the continuing impact of the COVID-19 pandemic and its aftermath have exacerbated labor shortages and increased employee turnover. Increased employee turnover rates within our employee base can lead to decreased efficiency and increased costs, such as increased overtime to meet demand, increased compensation and bonuses to attract and retain employees, and incremental training costs.

An overall or prolonged labor shortage, lack of skilled labor, increased employee turnover or continued increase in the cost of recruiting and retaining employees could have a material adverse impact on our operations, results of operations, liquidity or cash flows.

In addition, United States healthcare providers are continuing to see an increase in the amount of union activity. Though we cannot predict the degree to which we will be affected by future union activity, there may be legislative or executive actions that could result in increased union activity.

Public health threats such as a global pandemic, or widespread outbreak of infectious disease, similar to the COVID-19 pandemic, may create uncertainties about our future operating results and financial conditions.

Public health threats, such as the ongoing effects of COVID-19 or any other pandemic, may have an impact on our business and results of operations, financial position, and cash flows. Prolonged volatility or significant disruption of global financial markets due in part to a public health threat could have a negative impact on our business and overall financial position. Other factors and uncertainties include, but are not limited to, adverse impacts on patient volumes and revenue, increased operational costs associated with operating during and after a pandemic; evolving macroeconomic factors, including general economic uncertainty, increased labor costs, and recessionary pressures; capital and other resources needed to respond to a pandemic; along with the severity and duration of a pandemic. These risks and their impacts are difficult to predict and could continue to otherwise disrupt and adversely affect our operations and our financial performance.

Our critical illness recovery hospitals and rehabilitation hospitals may continue to experience constrained staffing levels and increased operating costs resulting from increased usage of contract clinical labor due to the overwhelming need for healthcare professionals, particularly in areas that are heavily impacted by the COVID-19 pandemic. As a result of the COVID-19 pandemic and its aftermath, our hospitals have experienced and continue to experience more variable demand for its services as well as increases in costs relating to less efficient operating procedures, increased cost of supplies, and increased salaries, wages and benefits.

Unfavorable global economic conditions brought about by material global crises, military conflicts or war, geopolitical and trade disputes or other factors, may adversely affect our business and financial results.

Our business may be sensitive to global economic conditions, which can be adversely affected by political and military conflict, trade and other international disputes, significant natural disasters (including as a result of climate change) or other events that disrupt macroeconomic conditions.

For example, trade policies and geopolitical disputes (including as a result of China-Taiwan relations) and other international conflicts can result in tariffs, sanctions and other measures that restrict international trade, and may adversely affect our business. Countries may also adopt other measures, such as controls on imports or exports of goods, technology or data, that could adversely impact our operations.

Further, military conflicts or wars (such as the ongoing conflicts between Russia and Ukraine and Israel and Palestine) can cause exacerbated volatility and disruptions to various aspects of the global economy. The uncertain nature, magnitude, and duration of hostilities stemming from such conflicts, including the potential effects of sanctions and counter-sanctions, or retaliatory cyber-attacks on the world economy and markets, have contributed to increased market volatility and uncertainty, which could have an adverse impact on macroeconomic factors that affect our business and operations, such as worldwide supply chain issues. It is not possible to predict the short and long-term implications of military conflicts or wars or geopolitical tensions which could include further sanctions, uncertainty about economic and political stability, increases in inflation rate and energy prices, cyber-attacks, supply chain challenges and adverse effects on currency exchange rates and financial markets.

If Concentra loses several significant employer customers, payor partners, or relationships with workers' compensation provider networks and employer services networks, its results may be adversely affected.

Concentra has strong and longstanding relationships with major employer customers, payors, workers' compensation provider networks and third-party employer services networks. Concentra's results may decline if we lose several significant employer customers, payor relationships, or ability to participate in networks. One or more of Concentra's significant employer customers, payors, or networks could be acquired. As employer customers, payor partners and networks make strategic business decisions in response to market conditions, financial pressure, competitive pricing pressures or other reasons, they may choose to discontinue their relationship with us. The loss of several significant employer customers, payor or network relationships could cause a material decline in Concentra's profitability and operating performance.

If the frequency of workplace injuries and illnesses decline, Concentra's results may be negatively affected.

Because of improvements in workplace safety, greater access to health insurance, and the continued transition from a manufacturing-based economy to a service-based economy, workers are generally healthier and less prone to injuries. Increases in employer-sponsored wellness and health promotion programs have led to fitter and healthier employees who may be less likely to injure themselves on the job. A decline in workplace injuries and illness may cause the number of workers' compensation claims to decrease, which may adversely affect Concentra's business.

CMS finalized a record increase to the high cost outlier fixed loss amount for LTCH-PPS standard Federal payment rate cases in FY 2024 and, unless there are significant reforms, the fixed loss amount will likely increase again in FY 2025, which will result in fewer cases qualifying for high cost outlier payments and often lower payments for the cases that do qualify.

Under the LTCH-PPS, CMS makes additional payments to LTCHs for high cost outlier cases that have extraordinarily high costs relative to the costs of most discharges. Each year, CMS sets a fixed loss amount that represents the maximum loss an LTCH will incur for a case before qualifying for a high cost outlier payment. For each case, CMS determines the high cost outlier threshold, which is an amount equal to the LTCH-PPS adjusted Federal payment for the case, plus the fixed loss amount. Payments for qualifying high cost outlier cases are based on 80% of the estimated cost of the case above the high cost outlier threshold. When CMS increases the fixed loss amount, our LTCHs have fewer cases that qualify for outlier payments and often lower payments for the cases that do qualify. In the FY 2024 IPPS/LTCH Proposed Rule, CMS proposed an unprecedented increase to the fixed loss amount, from $38,518 to $94,378. In the FY 2024 IPPS/LTCH-PPS Final Rule, CMS set the fixed loss amount at $59,873 after considering comments and making some methodological changes. Although this was a lower fixed loss amount than initially proposed, it was still the largest one-year increase to the fixed loss amount for the LTCH-PPS. There are several factors that have likely caused the recent increases to the fixed loss amount, including the COVID-19 pandemic, the LTCH-PPS dual payment rate structure with the site neutral payment rate, and inflation. These factors may continue to impact the LTCH-PPS rate setting in future years, including the upcoming FY 2025 rate setting for the Federal fiscal year that begins on October 1, 2024. As a result, there is a risk that CMS will continue to increase the fixed loss amount, which would reduce the Medicare payment for many of the most costly patients treated at our LTCHs.

The effects of the COVID-19 pandemic on the dataset CMS uses for rate setting is one factor that is contributing to the recent increases to the LTCH-PPS high cost outlier fixed loss amount for standard Federal payment rate cases. The standard methodology CMS uses to calculate the fixed loss amount is based on claims data that are two years old and cost report data that are three years old. Therefore, even though the COVID-19 public health emergency ended on May 11, 2023, the data used to calculate the fixed-loss amount will continue to be affected by abnormal LTCH utilization and case-mix that occurred during the COVID-19 pandemic until June 2026. As long as CMS uses data impacted by the COVID-19 public health emergency and associated waivers, the fixed loss amount will reflect increased costs and utilization patterns that were unique to the pandemic.

Another contributing factor to the recent increases to the fixed loss amount is the dual payment rate structure of the LTCH-PPS. CMS has not accounted for the effects of the dual payment rate structure on high cost outliers. The site neutral payment rate has significantly reduced the number of standard Federal payment rate cases in the dataset used for setting the fixed loss amount and has caused some operators to close LTCHs, which further reduces the dataset. The site neutral payment rate also has led to more concentration of patients assigned to DRGs likely to meet the patient criteria. Despite these changes to the LTCH-PPS, CMS has not modified its high cost outlier rate setting process to account for their effects.

Finally, recent increases to the fixed loss amount may be attributable to rising inflation in the United States, and in the healthcare sector specifically. LTCHs have been subject to relatively large increases in labor, supply, and drug costs in recent years. However, CMS has not directly accounted for these cost increases when calculating the fixed loss amount. If CMS does not address these factors, it is likely that the fixed loss amount for FY 2025 will increase further, which will reduce the Medicare payment for high cost outlier cases.

We conduct business in a heavily regulated industry, and changes in regulations, new interpretations of existing regulations, or violations of regulations may result in increased costs or sanctions that reduce our revenue and profitability.

The healthcare industry is subject to extensive federal, state, and local laws and regulations relating to: (i) facility and professional licensure, including certificates of need; (ii) conduct of operations, including financial relationships among healthcare providers, Medicare fraud and abuse, and physician self-referral; (iii) addition of facilities and services and enrollment of newly developed facilities in the Medicare program; (iv) payment for services; and (v) safeguarding protected health information.

Both federal and state regulatory agencies inspect, survey, and audit our facilities to review our compliance with these laws and regulations. While our facilities intend to comply with existing licensing, Medicare certification requirements, and accreditation standards, there can be no assurance that these regulatory authorities will determine that all applicable requirements are fully met at any given time. A determination by any of these regulatory authorities that a facility is not in compliance with these requirements could lead to the imposition of requirements that the facility takes corrective action, assessment of fines and penalties, or loss of licensure, Medicare certification, or accreditation. These consequences could have an adverse effect on our company.

In addition, there have been heightened coordinated civil and criminal enforcement efforts by both federal and state government agencies relating to the healthcare industry. The ongoing investigations relate to, among other things, various referral practices, billing practices, and physician ownership. In the future, different interpretations or enforcement of these laws and regulations could subject us to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, and capital expenditure programs. These changes may increase our operating expenses and reduce our operating revenues. If we fail to comply with these extensive laws and government regulations, we could become ineligible to receive government program reimbursement, suffer civil or criminal penalties, or be required to make significant changes to our operations. In addition, we could be forced to expend considerable resources responding to any related investigation or other enforcement action.

If our critical illness recovery hospitals fail to maintain their certifications as LTCHs or if our facilities operated as HIHs fail to qualify as hospitals separate from their host hospitals, our revenue and profitability may decline.

As of December 31, 2023, we operated 107 critical illness recovery hospitals, all of which are currently certified by Medicare as LTCHs. LTCHs must meet certain conditions of participation to enroll in, and seek payment from, the Medicare program as an LTCH, including, among other things, maintaining an average length of stay for Medicare patients in excess of 25 days. An LTCH that fails to maintain this average length of stay for Medicare patients in excess of 25 days during a single cost reporting period is generally allowed an opportunity to show that it meets the length of stay criteria during a subsequent cure period. If the LTCH can show that it meets the length of stay criteria during this cure period, it will continue to be paid under the LTCH-PPS. If the LTCH again fails to meet the average length of stay criteria during the cure period, it will be paid under the general acute care hospital IPPS at rates generally lower than the rates under the LTCH-PPS.

CMS issued temporary waivers that exempt LTCHs from the 25 day average length of stay requirement for all cost reporting periods that include the COVID-19 pandemic public health emergency. Medicare cost reporting periods for our LTCHs that begin after May 11, 2023, will again be required to comply with this rule. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Regulatory Changes."

Similarly, our HIHs must meet conditions of participation in the Medicare program and additional criteria establishing separateness from the hospital with which the HIH shares space. If our critical illness recovery hospitals fail to meet or maintain the standards for certification as LTCHs, they will receive payment under the general acute care hospitals IPPS which is generally lower than payment under the system applicable to LTCHs. Payments at rates applicable to general acute care hospitals would result in our hospitals receiving significantly less Medicare reimbursement than they currently receive for their patient services.

Decreases in Medicare reimbursement rates received by our outpatient rehabilitation clinics may reduce our future revenue and profitability.

Our outpatient rehabilitation clinics receive payments from the Medicare program under the Medicare physician fee schedule. In the calendar year 2024 physician fee schedule final rule, CMS announced that Medicare payments for the therapy specialty are expected to decrease 3% in 2024. Congress passed the Health Extenders, Improving Access to Medicare, Medicaid, and CHIP, and Strengthening Public Health Act of 2022, which provided a one-time 2.5% increase in payments in calendar year 2023 to offset some of the 4.5% cut to payments for therapy and other services paid under the physician fee schedule that otherwise would have occurred in calendar year 2023, and a one-time 1.25% increase in payments in calendar year 2024. However, these one-time increases have only partially offset CMS's cuts to the physician fee schedule conversion factor. Even with the statutory 1.25% increase, the calendar year 2024 conversion factor is still 3.4% less than the calendar year 2023 conversion factor.

In addition, the Medicare Access and CHIP Reauthorization Act of 2015 requires that payments under the physician fee schedule be adjusted starting in 2019 based on performance in a MIPS and additional incentives for participation in APMs. The specifics of the MIPS and incentives for participation in APMs will be subject to future notice and comment rule-making. In 2019, CMS added physical and occupational therapists to the list of MIPS eligible clinicians. For these therapists in private practice, payments under the fee schedule are subject to adjustment in a later year based on their performance in MIPS according to established performance standards. Calendar year 2021 was the first year that payments were adjusted, based upon the therapist's performance under MIPS in 2019. Each year from 2019 through 2024 eligible clinicians who receive a significant share of their revenues through an advanced APM (such as accountable care organizations or bundled payment arrangements) that involves risk of financial losses and a quality measurement component will receive a 5% bonus. As required under the Consolidated Appropriations Act, 2023, the bonus payment will be 3.5% in 2025. The bonus payment for APM participation is intended to encourage participation and testing of new APMs and to promote the alignment of incentives across payors. Providers in facility-based outpatient therapy settings are excluded from MIPS eligibility and therefore not subject to this payment adjustment. It is unclear what impact, if any, the MIPS and incentives for participation in alternative payment models will have on our business and operating results, but any resulting administrative burden or decrease in payment may reduce our future revenue and profitability.

In the calendar year 2022 physician fee schedule final rule, CMS also adopted its plan to transition the MIPS program to MVPs. CMS began the transition to MVPs in 2023 with an initial set of MVPs in which reporting is voluntary. In the calendar year 2023 physician fee schedule final rule, CMS revised the initial set of MVPs and added five new MVPs. In the same final rule, CMS added five new MVPs including the Rehabilitative Support of Musculoskeletal Care MVP that will be applicable to physical therapists and occupational therapists. Beginning in 2026, multispecialty groups must form subgroups to report MVPs. CMS plans to develop more MVPs from 2024 to 2027 and is considering that MVP reporting would become mandatory in 2028. Each MVP would include population health claims-based measures and require clinicians to report on the Promoting Interoperability performance category measures. In addition, MVP participants would select certain quality measures and improvement activities and then report data for such measures and activities. At this time, it is unclear the impact that the transition to MVPs will have on our business and operating results, however, any resulting administrative burden or decrease in reimbursement rates may reduce our future revenue and profitability.

The nature of the markets that Concentra serves may constrain its ability to raise prices at rates sufficient to keep pace with the inflation of its costs.

Rates of reimbursement for work-related injury or illness visits in Concentra's occupational health services business are established through a legislative or regulatory process within each state that Concentra serves. Currently, Concentra has operations in 36 states and the District of Columbia, which have fee schedules pursuant to which all healthcare providers are uniformly reimbursed. The fee schedules are determined by each state and generally prescribe the maximum amounts that may be reimbursed for a designated procedure. In the states without fee schedules, healthcare providers are generally reimbursed based on usual, customary and reasonable rates charged in the particular state in which the services are provided. Given that Concentra does not control these processes, it may be subject to financial risks if individual jurisdictions reduce rates or do not routinely raise rates of reimbursement in a manner that keeps pace with the inflation of Concentra's costs of service.

Additionally, in Concentra's employer services business, while we can directly set the price for these services, the market rates for this portion of Concentra's business are substantially lower than the fees we receive for workers' compensation services. The average rate of reimbursement per visit could increase at rates lower than the rate of inflation in our costs and could cause us to have decreases in the rate of profitability we receive for services that are provided.

In addition to the risks we face in Concentra's occupational health services business, we also face competitive and market pressures in Concentra's onsite health clinics that may constrain our ability to raise our pricing for services in a manner that is commensurate with the increases in our costs.

If our rehabilitation hospitals fail to comply with the 60% Rule or admissions to IRFs are limited due to changes to the diagnosis codes on the presumptive compliance list, our revenue and profitability may decline.

As of December 31, 2023, we operated 33 rehabilitation hospitals, all of which were certified by Medicare as IRFs. Our rehabilitation hospitals must meet certain conditions of participation to enroll in, and seek payment from, the Medicare program as an IRF. Among other things, at least 60% of the IRF's total inpatient population must require treatment for one or more of 13 conditions specified by regulation. This requirement is now commonly referred to as the "60% Rule." Compliance with the 60% Rule is demonstrated through a two-step process. The first step is the "presumptive" method, in which patient diagnosis codes are compared to a "presumptive compliance" list. IRFs that fail to demonstrate compliance with the 60% Rule using this presumptive test may demonstrate compliance through a second step involving an audit of the facility's medical records to assess compliance.

If an IRF does not demonstrate compliance with the 60% Rule by either the presumptive method or through a review of medical records, then the facility's classification as an IRF may be terminated at the start of its next cost reporting period causing the facility to be paid as a general acute care hospital under IPPS. If our rehabilitation hospitals fail to demonstrate compliance with the 60% Rule through both methods and are classified as general acute care hospitals, our revenue and profitability may be adversely affected.

CMS issued temporary waivers in response to the COVID-19 pandemic that allowed IRFs, IRF units and hospitals and units applying to be classified as IRFs to exclude patients admitted solely to respond to the public health emergency from the 60% Rule. These waivers expired on May 11, 2023, when the COVID-19 public health emergency ended and admissions to our IRFs are once again counted for purposes of the 60% Rule. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Regulatory Changes."

As a result of post-payment reviews of claims we submit to Medicare for our services, we may incur additional costs and may be required to repay amounts already paid to us.

We are subject to regular post-payment inquiries, investigations, and audits of the claims we submit to Medicare for payment for our services. These post-payment reviews include medical necessity reviews for Medicare patients admitted to LTCHs and IRFs, and audits of Medicare claims under the Recovery Audit Contractor program. These post-payment reviews may require us to incur additional costs to respond to requests for records and to pursue the reversal of payment denials, and ultimately may require us to refund amounts paid to us by Medicare that are determined to have been overpaid.

Beginning August 21, 2023, CMS implemented a five-year review choice demonstration ("RCD") for IRF services in Alabama. CMS plans to expand RCD to Pennsylvania, Texas, and California, but the timing of this expansion is not known. We operate inpatient rehabilitation hospitals in Pennsylvania, Texas and California. CMS has announced it will expand RCD to include additional IRFs based on the Medicare Administrative Contractor to which those IRFs submit claims. Under RCD, participating IRFs have an initial choice between pre-claim or post-payment review of 100% of claims submitted to demonstrate compliance with applicable Medicare coverage and clinical documentation requirements. If a certain percentage of the claims reviewed are found to be valid, the IRF may then opt out of the 100% review. That percentage will initially be 80% or greater and eventually increase to 90% or greater in subsequent review cycles. In opting out, the IRF may elect spot prepayment reviews of samples consisting of 5% of total claims or selective post-payment review of a statistically valid random sample. RCD does not create new documentation requirements. We cannot predict the impact, if any, the RCD may have on the collectability of our Medicare claims over its five-year term and ultimately our financial position, results of operations, and cash flows.

On September 15, 2022, the HHS-OIG updated its work plan to conduct a nationwide audit of IRF claims in order to determine the extent to which CMS could clarify the Medicare IRF claim payment criteria. The HHS-OIG expects to issue a report on this in fiscal year 2024. An HHS-OIG work plan, audit or similar future efforts could result in proposed changes to the payment systems for providers or increased denials of Medicare claims for patients notwithstanding the referring physicians' judgment that treatment is appropriate.

CMS has also instructed Medicare Administrative Contractors to conduct targeted probe and educate reviews of providers, in which the contractors select providers for up to three rounds of claim reviews. The contractor provides education to the provider after each round of review regarding any identified issues. These reviews can be conducted post-payment, but the contractors can also subject providers to pre-payment review of claims. In addition to the additional costs and burdens discussed above, providers can be further subject to withholding of Medicare payments during this review process.

Most of our critical illness recovery hospitals are subject to short-term leases, and the loss of multiple leases close in time could materially and adversely affect our business, financial condition, and results of operations.

We lease most of our critical illness recovery hospitals under short-term leases with terms of less than ten years. These leases generally cannot be renewed or extended without the written consent of the landlords thereunder. If we cannot renew or extend a significant number of our existing leases, or if the terms for lease renewal or extension offered by landlords on a significant number of leases are unacceptable to us, then the loss of multiple leases close in time could materially and adversely affect our business, financial condition, and results of operations.

Our facilities are subject to extensive federal and state laws and regulations relating to the privacy of individually identifiable information.

HIPAA required the United States Department of Health and Human Services to adopt standards to protect the privacy and security of individually identifiable health information. The department released final regulations containing privacy standards in December 2000 and published revisions to the final regulations in August 2002. The privacy regulations extensively regulate the use and disclosure of individually identifiable health information. The regulations also provide patients with significant new rights related to understanding and controlling how their health information is used or disclosed. The security regulations require healthcare providers to implement administrative, physical and technical practices to protect the security of individually identifiable health information that is maintained or transmitted electronically. HITECH, which was signed into law in February 2009, enhanced the privacy, security, and enforcement provisions of HIPAA by, among other things, establishing security breach notification requirements, allowing enforcement of HIPAA by state attorneys general, and increasing penalties for HIPAA violations. Violations of HIPAA or HITECH could result in civil or criminal penalties. For example, HITECH permits HHS to conduct audits of HIPAA compliance and impose penalties even if we did not know or reasonably could not have known about the violation and increases civil monetary penalty amounts up to $50,000 per violation with a maximum of $1.5 million in a calendar year for violations of the same requirement.

In addition to HIPAA, there are numerous federal and state laws and regulations addressing patient and consumer privacy concerns, including unauthorized access, or theft of patient's identifiable health information. State statutes and regulations vary from state to state. Lawsuits, including class actions and action by state attorneys general, directed at companies that have experienced a privacy or security breach also can occur.

In the conduct of our business, we process, maintain, and transmit sensitive data, including our patient's individually identifiable health information. We have developed a comprehensive set of policies and procedures in our efforts to comply with HIPAA and other privacy laws. Our compliance officer, privacy officer, and information security officer are responsible for implementing and monitoring compliance with our privacy and security policies and procedures at our facilities. We believe that the cost of our compliance with HIPAA and other federal and state privacy laws will not have a material adverse effect on our business, financial condition, results of operations, or cash flows. However, there can be no assurance that a breach of privacy or security will not occur. If there is a breach, we may be subject to various lawsuits, penalties and damages and may be required to incur costs to mitigate the impact of the breach on affected individuals.

We may be adversely affected by a security breach of our, or our third-party vendors', information technology systems, such as a cyber attack, which may cause a violation of HIPAA or HITECH and subject us to potential legal and reputational harm.

In the normal course of business, our information technology systems hold sensitive patient information including patient demographic data, eligibility for various medical plans including Medicare and Medicaid, and protected health information, which is subject to HIPAA and HITECH. Additionally, we utilize those same systems to perform our day-to-day activities, such as receiving referrals, assigning medical teams to patients, documenting medical information, maintaining an accurate record of all transactions, processing payments, and maintaining our employee's personal information. We also contract with third-party vendors to maintain and store our patient's individually identifiable health information. Numerous state and federal laws and regulations address privacy and information security concerns resulting from our access to our patients' and employees' personal information.

Our information technology systems and those of our vendors that process, maintain, and transmit such data are subject to computer viruses, cyber attacks, or breaches. We adhere to policies and procedures reasonably designed to promote compliance with HIPAA and other applicable privacy and information security laws. Employees are required to complete annual training regarding these laws. Additionally, we perform security risk assessments of third-party vendors and continuously monitor compliance with HIPAA and other applicable privacy laws. Failure to maintain the security and functionality of our information systems and related software, or to defend a cybersecurity attack or other attempt to gain unauthorized access to our or third-party's systems, facilities, or patient health information could expose us to a number of adverse consequences, including but not limited to disruptions in our operations, regulatory and other civil and criminal penalties, reputational harm, investigations and enforcement actions (including, but not limited to, those arising from the SEC, Federal Trade Commission, the OIG or state attorneys general), fines, litigation with those affected by the data breach, loss of customers, disputes with payors, and increased operating expense, which either individually or in the aggregate could have a material adverse effect on our business, financial position, results of operations, and liquidity. Although we maintain cyber liability insurance to protect us from losses related to cyber attacks and breaches, not every risk or liability can be insured, and for risks that are insurable, our policy limits and terms of coverage may not be sufficient to cover all actual losses or liabilities incurred.

Furthermore, while our information technology systems are maintained with safeguards protecting against cyber attacks, including intrusion protection, firewalls, and malware detection, these safeguards do not ensure that a significant cyber attack could not occur. A cyber attack that bypasses our information technology security systems, or those of our third-party vendors, could cause the loss of protected health information, or other data subject to privacy laws, the loss of proprietary business information, or a material disruption to our or a third-party vendor's information technology business systems resulting in a material adverse effect on our business, financial condition, results of operations, or cash flows. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation, or release of protected health information, other confidential data or proprietary business information, operational or business delays resulting from the disruption of information technology systems and subsequent clean-up and mitigation activities, negative publicity resulting in reputation or brand damage with clients, members, or industry peers, or regulatory action taken as a result of such incident. We provide our employees with training at least annually on important measures they can take to prevent breaches and other cyber threats. We routinely identify attempts to gain unauthorized access to our systems. However, given the rapidly evolving nature and proliferation of cyber threats, there can be no assurance our training and security measures or other controls will detect, prevent, or remediate security or data breaches in a timely manner or otherwise prevent unauthorized access to, damage to, or interruption of our systems and operations. For example, it has been widely reported that many well-organized international interests, in certain cases with the backing of sovereign governments, are targeting the theft of patient information through the use of advance persistent threats. Similarly, in recent years, several hospitals have reported being the victim of ransomware attacks in which they lost access to their systems, including clinical systems, during the course of the attacks. While we are not aware of having experienced a material cyber breach or attack to date, we are likely to face attempted attacks in the future. Accordingly, we may be vulnerable to losses associated with the improper functioning, security breach, or unavailability of our information systems as well as any systems used in acquired operations.

Our acquisitions require transitions and integration of various information technology systems, and we regularly upgrade and expand our information technology systems' capabilities. If we experience difficulties with the transition and integration of these systems or are unable to implement, maintain, or expand our systems properly, we could suffer from, among other things, operational disruptions, regulatory problems, working capital disruptions, and increases in administrative expenses. While we make significant efforts to address any information security issues and vulnerabilities with respect to the companies we acquire, we may still inherit risks of security breaches or other compromises when we integrate these companies within our business.

Quality reporting requirements may negatively impact Medicare reimbursement.

The IMPACT Act requires the submission of standardized data by certain healthcare providers. Specifically, the IMPACT Act requires, among other significant activities, that LTCHs, IRFs, SNFs, and HHAs report standardized patient assessment data to CMS for cross-setting quality measures, resource use measures, and standardized patient assessment data elements. To the extent that such reporting requirements have been incorporated into the Medicare quality reporting programs, failure to report such data as required will subject providers to a 2% reduction to their annual payment update for the fiscal year that follows the reporting period. As CMS adds new measures to the Medicare quality reporting programs to implement the IMPACT Act, the burden to report data increases. Moreover, when CMS adds other measures to the quality reporting programs, provider reporting obligations become more burdensome. For example, CMS recently added a COVID-19 Vaccination Coverage Among Healthcare Personnel measure to the LTCH, IRF, and SNF quality reporting programs. The adoption of additional quality reporting measures for our hospitals to track and report will require additional time and expense and could affect reimbursement in the future. In healthcare generally, the burdens associated with collecting, recording, and reporting quality data are increasing. This includes the additional burden from the fiscal year 2023 IRF-PPS final rule to require IRFs, starting with discharges after October 1, 2024, to collect data using the IRF Patient Assessment Instrument for all IRF patients, regardless of payer. Currently, CMS only requires IRFs to complete the IRF Patient Assessment Instrument for Medicare beneficiaries (Part A and Part C).

There can be no assurance that all of our hospitals will continue to meet quality reporting requirements in the future which may result in one or more of our hospitals seeing a reduction in its Medicare reimbursements. Regardless, we, like other healthcare providers, are likely to incur additional expenses in an effort to comply with additional and changing quality reporting requirements.

CMS also adopted revised discharge planning requirements for hospitals in 2019 that focus on patients' goals and preferences and on preparing them and, as appropriate, their caregivers, to be active partners in their post-discharge care. As part of these updates to the discharge planning process, CMS began requiring that hospitals assist patients in selecting a post-acute care provider by sharing quality measure and resource use measure data from LTCHs, IRFs, SNFs, and HHAs. The collection of data for these quality and resource use measures, and the use of these data in the discharge planning process at hospitals, has the potential to affect admission patterns at our LTCHs and IRFs.

CMS has increased several quality reporting program data completion thresholds for certain provider types. Failure to meet a quality program data completion threshold may result in CMS reducing the provider's Medicare payments by 2%. The FY 2024 SNF PPS Final Rule increased the SNF QRP data completion threshold from 80% to 90% for Minimum Data Set data items beginning with the CY 2024 data collection period. The FY 2024 IPPS/LTCH Final Rule similarly increased the LTCH QRP data completion threshold for LTCH Continuity Assessment Record and Evaluation Data Set submissions from 80% to 85% effective for the CY 2024 data collection period. Increasing the data completion thresholds reduces the margin for error when submitting quality reporting program data and increases the risk of CMS applying a 2% penalty to our facilities' Medicare payments.

We may be adversely affected by negative publicity which can result in increased governmental and regulatory scrutiny and possibly adverse regulatory changes.

Negative press coverage, including about the industries in which we currently operate, can result in increased governmental and regulatory scrutiny and possibly adverse regulatory changes. Adverse publicity and increased governmental scrutiny can have a negative impact on our reputation with referral sources and patients and on the morale and performance of our employees, both of which could adversely affect our businesses and results of operations.

Current and future acquisitions may use significant resources, may be unsuccessful, and could expose us to unforeseen liabilities.

As part of our growth strategy, we may pursue acquisitions of critical illness recovery hospitals, rehabilitation hospitals, outpatient rehabilitation clinics, and other related healthcare facilities and services. These acquisitions, may involve significant cash expenditures, debt incurrence, additional operating losses and expenses, and compliance risks that could have a material adverse effect on our financial condition and results of operations.

We may not be able to successfully integrate our acquired businesses into ours, and therefore, we may not be able to realize the intended benefits from an acquisition. If we fail to successfully integrate acquisitions, our financial condition and results of operations may be materially adversely affected. These acquisitions could result in difficulties integrating acquired operations, technologies, and personnel into our business. Such difficulties may divert significant financial, operational, and managerial resources from our existing operations and make it more difficult to achieve our operating and strategic objectives. We may fail to retain employees or patients acquired through these acquisitions, which may negatively impact the integration efforts. These acquisitions could also have a negative impact on our results of operations if it is subsequently determined that goodwill or other acquired intangible assets are impaired, thus resulting in an impairment charge in a future period.

In addition, these acquisitions involve risks that the acquired businesses will not perform in accordance with expectations; that we may become liable for unforeseen financial or business liabilities of the acquired businesses, including liabilities for failure to comply with healthcare regulations; that the expected synergies associated with acquisitions will not be achieved; and that business judgments concerning the value, strengths, and weaknesses of businesses acquired will prove incorrect, which could have a material adverse effect on our financial condition and results of operations.

Future joint ventures may use significant resources, may be unsuccessful, and could expose us to unforeseen liabilities.

As part of our growth strategy, we have partnered and may partner with large healthcare systems to provide post-acute care services. These joint ventures have included and may involve significant cash expenditures, debt incurrence, additional operating losses and expenses, and compliance risks that could have a material adverse effect on our financial condition and results of operations.

A joint venture involves the combining of corporate cultures and mission. As a result, we may not be able to successfully operate a joint venture, and therefore, we may not be able to realize the intended benefits. If we fail to successfully execute a joint venture relationship, our financial condition and results of operations may be materially adversely affected. A new joint venture could result in difficulties in combining operations, technologies, and personnel. Such difficulties may divert significant financial, operational, and managerial resources from our existing operations and make it more difficult to achieve our operating and strategic objectives. We may fail to retain employees or patients as a result of the integration efforts.

A joint venture is operated through a Board of Directors that contains representatives of Select and other parties to the joint venture. We may not control the board of certain joint ventures and, as a result, such joint ventures may take certain actions that could have adverse effects on our financial condition and results of operations.

If we fail to compete effectively with other hospitals, clinics, occupational health centers, and healthcare providers in the local areas we serve, our revenue and profitability may decline.

The healthcare business is highly competitive, and we compete with other hospitals, rehabilitation clinics, occupational health centers, and other healthcare providers for patients. If we are unable to compete effectively in the critical illness recovery hospital, rehabilitation hospital, outpatient rehabilitation, and occupational health services businesses, our ability to retain customers and physicians, or maintain or increase our revenue growth, price flexibility, control over medical cost trends, and marketing expenses may be compromised and our revenue and profitability may decline.

Many of our critical illness recovery hospitals and our rehabilitation hospitals operate in geographic areas where we compete with at least one other facility that provides similar services.

Our outpatient rehabilitation clinics face competition from a variety of local and national outpatient rehabilitation providers, including physician-owned physical therapy clinics, dedicated locally owned and managed outpatient rehabilitation clinics, and hospital or university owned or affiliated ventures, as well as national and regional providers in select areas. Other competing outpatient rehabilitation clinics in local areas we serve may have greater name recognition and longer operating histories than our clinics. The managers of these competing clinics may also have stronger relationships with physicians in their communities, which could give them a competitive advantage for patient referrals. Because the barriers to entry are not substantial and current customers have the flexibility to move easily to new healthcare service providers, we believe that new outpatient physical therapy competitors can emerge relatively quickly.

Concentra's primary competitors have typically been independent physicians, hospital emergency departments, and hospital-owned or hospital-affiliated medical facilities. Because the barriers to entry in Concentra's geographic markets are not substantial and its current customers have the flexibility to move easily to new healthcare service providers, new competitors to Concentra can emerge relatively quickly. The markets for Concentra's consumer health business are also fragmented and competitive. If Concentra's competitors are better able to attract patients or expand services at their facilities than Concentra is, Concentra may experience an overall decline in revenue.

Future cost containment initiatives undertaken by private third-party payors may limit our future revenue and profitability.

Initiatives undertaken by major insurers and managed care companies to contain healthcare costs affect our profitability. These payors attempt to control healthcare costs by contracting with hospitals and other healthcare providers to obtain services on a discounted basis. We believe that this trend may continue and may limit reimbursements for healthcare services. If insurers or managed care companies from whom we receive substantial payments reduce the amounts they pay for services, our profit margins may decline, or we may lose patients if we choose not to renew our contracts with these insurers at lower rates.

If we fail to maintain established relationships with the physicians in the areas we serve, our revenue may decrease.

Our success is partially dependent upon the admissions and referral practices of the physicians in the communities our critical illness recovery hospitals, rehabilitation hospitals, and outpatient rehabilitation clinics serve, and our ability to maintain good relations with these physicians. Physicians referring patients to our hospitals and clinics are generally not our employees and, in many of the local areas that we serve, most physicians have admitting privileges at other hospitals and are free to refer their patients to other providers. If we are unable to successfully cultivate and maintain strong relationships with these physicians, our hospitals' admissions and our facilities' and clinics' businesses may decrease, and our revenue may decline.

Our business operations could be significantly disrupted if we lose key members of our management team.

Our success depends to a significant degree upon the continued contributions of our senior officers and other key employees, and our ability to retain and motivate these individuals. We currently have employment agreements in place with three executive officers and change in control agreements and/or non-competition agreements with several other officers. Many of these individuals also have significant equity ownership in our company. We do not maintain any key life insurance policies for any of our employees. The loss of the services of certain of these individuals could disrupt significant aspects of our business, could prevent us from successfully executing our business strategy, and could have a material adverse effect on our results of operations.

In conducting our business, we are required to comply with applicable laws regarding fee-splitting and the corporate practice of medicine.

Some states prohibit the "corporate practice of medicine" that restricts business corporations from practicing medicine through the direct employment of physicians or from exercising control over medical decisions by physicians. Some states similarly prohibit the "corporate practice of therapy." The laws relating to corporate practice vary from state to state and are not fully developed in each state in which we have facilities. Typically, however, professional corporations owned and controlled by licensed professionals are exempt from corporate practice restrictions and may employ physicians or therapists to furnish professional services. Also, in some states, hospitals are permitted to employ physicians.

Some states also prohibit entities from engaging in certain financial arrangements, such as fee-splitting, with physicians or therapists. The laws relating to fee-splitting also vary from state to state and are not fully developed. Generally, these laws restrict business arrangements that involve a physician or therapist sharing medical fees with a referral source, but in some states, these laws have been interpreted to extend to management agreements between physicians or therapists and business entities under some circumstances.

We believe that the Company's current and planned activities do not constitute fee-splitting or the unlawful corporate practice of medicine as contemplated by these state laws. However, there can be no assurance that future interpretations of such laws will not require structural and organizational modification of our existing relationships with the practices. If a court or regulatory body determines that we have violated these laws or if new laws are introduced that would render our arrangements illegal, we could be subject to civil or criminal penalties, our contracts could be found legally invalid and unenforceable (in whole or in part), or we could be required to restructure our contractual arrangements with our affiliated physicians and other licensed providers.

Significant legal actions could subject us to substantial uninsured liabilities.

Physicians, hospitals, and other healthcare providers have become subject to an increasing number of legal actions and claims alleging professional malpractice, general liability for property damage, personal and bodily injury, violations of federal and state employment laws, often in the form of wage and hour class action lawsuits, and liability for data breaches. Many of these actions involve large claims and significant defense costs and sometimes, as in the case of wage and hour class actions, are not covered by insurance. We are also subject to lawsuits under federal and state whistleblower statutes designed to combat fraud and abuse in the healthcare industry. These whistleblower lawsuits are not covered by insurance and can involve significant monetary damages and award bounties to private plaintiffs who successfully bring the suits. See "Item 3. Legal Proceedings." and Note 20 – Commitments and Contingencies in our audited consolidated financial statements.

We currently maintain professional malpractice liability insurance and general liability insurance coverages through a number of different programs that are dependent upon such factors as the state where we are operating and whether the operations are wholly owned or are operated through a joint venture. For our wholly owned hospital and outpatient clinic operations, we currently maintain insurance coverages under a combination of policies with a total annual aggregate limit of up to $37.0 million for professional malpractice liability insurance and $40.0 million for general liability insurance. For our Concentra center operations, we currently maintain insurance coverages under a combination of policies with a total annual aggregate limit of up to $29.0 million for professional malpractice liability and $29.0 million for general liability insurance. Our insurance for the professional liability coverage is written on a "claims-made" basis, and our commercial general liability coverage is maintained on an "occurrence" basis. These coverages apply after a self-insured retention limit is exceeded. For our joint venture operations, we have designed a separate insurance program that responds to the risks of specific joint ventures. Most of our joint ventures are insured under a master program with an annual aggregate limit of up to $80.0 million, subject to a sublimit aggregate ranging from $23.0 million to $33.0 million for most joint ventures. The policies are generally written on a "claims-made" basis. Each of these programs has either a deductible or self-insured retention limit. We also maintain additional types of liability insurance covering claims which, due to their nature or amount, are not covered by or not fully covered by the applicable professional malpractice and general liability insurance policies, including workers compensation, property and casualty, directors and officers, cyber liability insurance, and employment practices liability insurance coverages. Our insurance policies generally are silent with respect to punitive damages so coverage is available to the extent insurance under the law of any applicable jurisdiction and are subject to various deductibles and policy limits. We review our insurance program annually and may make adjustments to the amount of insurance coverage and self-insured retentions in future years. See "Business— Government Regulations—Other Healthcare Regulations"

Concentration of ownership among our existing executives and directors may prevent new investors from influencing significant corporate decisions.

Our executives and directors, beneficially own, in the aggregate, approximately 17.53% of Holdings' outstanding common stock as of February 1, 2024. As a result, these stockholders have significant control over our management and policies and are able to exercise influence over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation, and approval of significant corporate transactions. The directors elected by these stockholders are able to make decisions affecting our capital structure, including decisions to issue additional capital stock, implement stock repurchase programs, and incur indebtedness. This influence may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in their best interest.

Risks Related to Our Capital Structure

Our substantial indebtedness may limit the amount of cash flow available to invest in the ongoing needs of our business.

We have a substantial amount of indebtedness. As of December 31, 2023, we had approximately $3,658.0 million of total indebtedness. Our indebtedness could have important consequences to you. For example, it:

- requires us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, reducing the availability of our cash flow to fund working capital, capital expenditures, development activity, acquisitions, and other general corporate purposes;

- increases our vulnerability to adverse general economic or industry conditions;

- limits our flexibility in planning for, or reacting to, changes in our business or the industries in which we operate;

- makes us more vulnerable to increases in interest rates, as borrowings under our senior secured credit facilities are at variable rates, subject to our interest rate cap agreement;

- limits our ability to obtain additional financing in the future for working capital or other purposes; and

- places us at a competitive disadvantage compared to our competitors that have less indebtedness.

Any of these consequences could have a material adverse effect on our business, financial condition, results of operations, prospects, and ability to satisfy our obligations under our indebtedness. In addition, there would be a material adverse effect on our business, financial condition, results of operations, and cash flows if we were unable to service our indebtedness or obtain additional financing, as needed.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Our credit facilities and the indenture governing our 6.250% senior notes require us to comply with certain covenants and obligations, the default of which may result in the acceleration of certain of our indebtedness.

In the case of an event of default under the agreements governing our credit facilities or our Indenture (as defined below), the lenders or noteholders under such agreements could elect to declare all amounts borrowed, together with accrued and unpaid interest and other fees, to be due and payable. If we are unable to obtain a waiver from the requisite lenders or noteholders under such circumstances, these lenders or noteholders could exercise their rights, then our financial condition and results of operations could be adversely affected, and we could become bankrupt or insolvent.

Our credit agreement contains several covenants such as limitations on mergers, consolidations and dissolutions; sales of assets; investments and acquisitions; indebtedness; liens; affiliate transactions; and dividends and restricted payments. Our revolving facility also requires us to maintain a leverage ratio (based upon the ratio of indebtedness to consolidated EBITDA as defined in the agreements governing our credit facilities), which is tested quarterly. Failure to comply with any of these covenants would result in an event of default under our credit facilities.

As of December 31, 2023, we were required to maintain our leverage ratio (the ratio of total indebtedness to consolidated EBITDA for the prior four consecutive fiscal quarters) at less than 7.00 to 1.00. At December 31, 2023, our leverage ratio was 4.54 to 1.00.

Our indenture, dated August 1, 2019, by and among Select, the guarantors named therein and U.S. Bank National Association, as trustee (the "Indenture"), contains covenants that, among other things, limit our ability and the ability of certain of our subsidiaries, which unconditionally guarantee on a joint and several basis the senior notes under the Indenture, to (i) grant liens on its assets, (ii) make dividend payments, other distributions or other restricted payments, (iii) incur restrictions on the ability of Select's restricted subsidiaries to pay dividends or make other payments, (iv) enter into sale and leaseback transactions, (v) merge, consolidate, transfer or dispose of substantially all of their assets, (vi) incur additional indebtedness, (vii) make investments, (viii) sell assets, including capital stock of subsidiaries, (ix) use the proceeds from sales of assets, including capital stock of restricted subsidiaries, and (x) enter into transactions with affiliates. In addition, the Indenture requires us, among other things, to provide financial and current reports to holders of the notes or file such reports electronically with the SEC.

Our inability to comply with any of these covenants could result in a default under our credit facilities or our Indenture. In the event of any default under the credit facilities, the revolving lenders could elect to terminate borrowing commitments and declare all borrowings outstanding, together with accrued and unpaid interest and other fees, to be immediately due and payable. In the event of any default under our Indenture, the trustee or holders of 25% of the 6.250% senior notes could declare all outstanding notes immediately due and payable. A breach of a covenant under our credit agreement or Indenture could result in a default under that debt instrument and, due to cross-default provisions, could result in a default under the other debt instrument. A default under our credit facilities or our indenture could have a material adverse effect on our business, financial condition, results of operations, prospects, and may even lead to bankruptcy or insolvency.

Payment of interest on, and repayment of principal of, our indebtedness is dependent in part on cash flow generated by our subsidiaries.

Payment of interest on, and repayment of, principal of our indebtedness will be dependent in part upon cash flow generated by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment, or otherwise. Our subsidiaries may not be able to, or be permitted to, make distributions to enable us to make payments in respect of our indebtedness. Each of our subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness. In addition, any payment of interest, dividends, distributions, loans, or advances by our subsidiaries to us could be subject to restrictions on dividends or repatriation of distributions under applicable local law, monetary transfer restrictions, and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate or under arrangements with local partners. Furthermore, the ability of our subsidiaries to make such payments of interest, dividends, distributions, loans, or advances may be contested by taxing authorities in the relevant jurisdictions.

Despite our substantial level of indebtedness, we and our subsidiaries may be able to incur additional indebtedness. This could further exacerbate the risks described above, especially in the current rising interest rate environment.

We and our subsidiaries may be able to incur additional indebtedness in the future. Although our credit facilities and the Indenture contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Also, these restrictions do not prevent us or our subsidiaries from incurring obligations that do not constitute indebtedness. As of December 31, 2023, we had $434.2 million of availability under our revolving facility (as defined below) (after giving effect to $280.0 million of outstanding borrowings and $55.8 million of outstanding letters of credit). In addition, to the extent new debt is added to us and our subsidiaries' current debt levels, the substantial leverage risks described above would increase.

Further, the U.S. Federal Reserve has raised, and has indicated its intent to continue raising, certain benchmark interest rates in an effort to combat inflation. Changing interest rates may have unpredictable effects on markets, may result in heightened market volatility and may detract from our performance to the extent we are exposed to such interest rates and/or volatility. In periods of rising interest rates, such as the current interest rate environment, to the extent we borrow money subject to a floating interest rate, our operating costs would increase, which could reduce our net income.

We may be unable to refinance our debt on terms favorable to us or at all, which would negatively impact our business and financial condition.

We are subject to risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest. While we intend to refinance all of our indebtedness before it matures, there can be no assurance that we will be able to refinance any maturing indebtedness, that such refinancing will be on terms as favorable to us as the terms of the maturing indebtedness or, if the indebtedness cannot be refinanced, that we will be able to otherwise obtain funds by selling assets or raising equity to make required payments on our maturing indebtedness. Furthermore, if prevailing interest rates or other factors at the time of refinancing result in higher interest rates upon refinancing, then the interest expense relating to that refinanced indebtedness would increase. If we are unable to refinance our indebtedness at or before maturity or otherwise meet our payment obligations, our business and financial condition will be negatively impacted, and we may be in default under our indebtedness. Any default under our credit facilities would permit lenders to foreclose on our assets and would also be deemed a default under the Indenture governing our 6.250% senior notes, which may also result in the acceleration of that indebtedness.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Item 1B. *Unresolved Staff Comments.*

None.

Item 1C. *Cybersecurity.*

The proper confidentiality, integrity, and availability of the Company's information systems are critical to the business. Securing the Company's business information, customer, patient and employee data, and technology systems is essential for the continuity of its businesses, meeting applicable regulatory requirements, and maintaining the trust of its stakeholders. As part of its enterprise risk management program, the Company has processes in place to assess, identify, and manage material business, operational and legal risks from cybersecurity threats. Such risks include business disruption, fraud, extortion, reputational harm, violations of laws and regulations, litigation, and harm to employees, patients, customers and business partners.

Cybersecurity Program Overview

The Company's cybersecurity program is structured around the cybersecurity framework ("Cybersecurity Framework") of the National Institute of Standards and Technology ("NIST"), an agency of the U.S. Department of Commerce. The Cybersecurity Framework provides best practices to prevent, detect, identify, respond to, and recover from cyber-attacks. The Company's cybersecurity program involves establishing information security policies, procedures and standards, investing in and implementing information protection processes, security measures and technologies, ongoing monitoring of systems and networks on which the Company relies, assessing cybersecurity risk profiles of key third-parties, implementing cybersecurity training and collaborating with public and private organizations on cyber threat information and best practices. The Company actively monitors the current threat landscape in an effort to identify material risks arising from new and evolving cybersecurity threats. The Company engages an external third-party cybersecurity assessor to perform an annual assessment or validation of the cybersecurity program in accordance with the Cybersecurity Framework and the HIPAA Security Risk Assessment Tool of the U.S. Health and Human Services Office for Civil Rights.

Board Oversight of Cybersecurity Risks

The Board of Directors of the Company provides strategic oversight on cybersecurity matters, including risks associated with cybersecurity threats. The Company's Chief Information Officer ("CIO") and Chief Information Security Officer ("CISO") provide annual written reports and quarterly briefings on the Company's cybersecurity program to the Board of Directors. They also provide quarterly cybersecurity updates to the Audit and Compliance Committee. The reports to the Board of Directors include details and metrics on, among other things, the Company's quarterly Cybersecurity Framework assessment updates, internal and external threat intelligence, quarterly information security program progress, business associate risk assessments and ongoing monitoring, company-wide awareness training, device security compliance, routine resilience efforts including disaster recovery exercises, tabletop security incident response exercises, and cyber penetration tests.

Management's Role in Cybersecurity Risk Management

The Company's management, including the Company's CIO and CISO, is responsible for assessing and managing material risks from cybersecurity threats. The Company's CIO and CISO each have more than 20 years of experience in cybersecurity. The Company provides formalized cybersecurity training for newly-hired employees and annually for existing employees. In addition, the Company provides cybersecurity awareness training and education throughout the year. The annual cybersecurity training curriculum includes modules on information security, the employee's role in protecting Company information, recognizing different cybersecurity incidents, identifying phishing emails, understanding the appropriate personnel to approach with information or questions, and acceptance of the Company's Information Security Policy. The Company's management is informed of cybersecurity incidents through ongoing monitoring and, in some cases, through receipt of notifications from third-party service providers. The CISO maintains and annually updates a Cybersecurity Incident Response Plan, which is a guide for the Company's cybersecurity team to respond effectively to cybersecurity incidents in a coordinated manner in the interest of minimizing the risk of harm. The team works with colleagues in various departments throughout the Company, including Information Technology, Legal, Risk Management and Compliance, to prevent, mitigate and remediate cybersecurity incidents impacting the Company.

Assessment of Cybersecurity Risk

Management continuously assesses the potential impact of risks from cybersecurity threats on the Company, and regularly evaluates how such risks could materially affect the Company's business strategy, operational results, and financial condition. As noted above, an assessment of the cybersecurity program leveraging the Cybersecurity Framework is completed annually by an independent and qualified external third-party cybersecurity assessor. Additionally, Concentra receives a certified System and Organization Controls 2, Type 1 assessment, a voluntary compliance standard for ensuring that the Company properly manages and protects the sensitive data in its care, conducted by an independent and qualified external third-party assessor. The Company has not experienced a cybersecurity breach or information security breach during the past three fiscal years. The Company, from time to time, has been notified of third-party information cybersecurity breaches, but none of them has had a material impact on the Company's operations or financial results. The Company annually purchases a cybersecurity risk insurance policy to help defray the costs associated with any covered cybersecurity incident. Although the Company did not experience a material cybersecurity incident during the year ended December 31, 2023, the scope and impact of any future incident cannot be predicted.

Item 2. *Properties.*

We currently lease most of our consolidated facilities, including critical illness recovery hospitals, rehabilitation hospitals, outpatient rehabilitation clinics, occupational health centers, and our corporate headquarters. We own 21 of our critical illness recovery hospitals, nine of our rehabilitation hospitals, one of our outpatient rehabilitation clinics, and nine of our Concentra occupational health centers throughout the United States. As of December 31, 2023, we leased 86 of our critical illness recovery hospitals, 12 of our rehabilitation hospitals, 1,632 of our outpatient rehabilitation clinics, and 535 of our Concentra occupational health centers.

We lease our corporate headquarters from companies owned by a related party affiliated with us through common ownership or management. As of December 31, 2023, our corporate headquarters is approximately 292,173 square feet and is located in Mechanicsburg, Pennsylvania.

The following is a list by state of the number of facilities we operated as of December 31, 2023.

	Critical Illness Recovery Hospitals[1]	Rehabilitation Hospitals[1]	Outpatient Rehabilitation Clinics[1]	Concentra Occupational Health Centers[2]	Total Facilities
Alabama	1	—	21	—	22
Alaska	—	—	14	1	15
Arizona	4	4	61	16	85
Arkansas	2	—	1	2	5
California	1	1	100	101	203
Colorado	—	—	49	26	75
Connecticut	—	—	62	10	72
Delaware	1	—	12	3	16
District of Columbia	—	—	4	—	4
Florida	12	2	127	31	172
Georgia	4	1	70	15	90
Hawaii	—	—	—	1	1
Illinois	—	—	84	17	101
Indiana	3	1	39	14	57
Iowa	2	—	26	3	31
Kansas	2	—	15	4	21
Kentucky	2	—	71	8	81
Louisiana	—	2	2	3	7
Maine	—	—	35	7	42
Maryland	—	—	62	13	75
Massachusetts	—	—	22	2	24
Michigan	10	—	39	19	68
Minnesota	1	—	28	6	35
Mississippi	4	—	1	—	5
Missouri	3	3	108	15	129
Nebraska	1	—	2	3	6
Nevada	—	1	20	7	28
New Hampshire	—	—	7	3	10
New Jersey	3	4	170	24	201
New Mexico	—	—	—	4	4
North Carolina	2	—	45	8	55
Ohio	15	6	108	18	147
Oklahoma	2	—	30	8	40
Oregon	—	—	4	4	8
Pennsylvania	9	2	224	32	267
Rhode Island	—	—	—	2	2
South Carolina	2	—	25	5	32
South Dakota	1	—	—	—	1
Tennessee	7	—	21	9	37
Texas	3	5	152	53	213
Utah	—	—	—	6	6
Vermont	—	—	—	2	2
Virginia	3	1	45	9	58
Washington	—	—	14	16	30
West Virginia	4	—	6	—	10
Wisconsin	3	—	7	14	24
Total Company	107	33	1,933	544	2,617

_____

(1)   Includes managed critical illness recovery hospitals, rehabilitation hospitals, and outpatient rehabilitation clinics, respectively.

(2)   Our Concentra segment also had operations in New York.

Item 3. *Legal Proceedings.*

Refer to the "Litigation" section contained within Note 20 – Commitments and Contingencies of the notes to our consolidated financial statements included herein.

Item 4.   *Mine Safety Disclosures.*

None.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Market Information

Select Medical Holdings Corporation common stock is quoted on the New York Stock Exchange under the symbol "SEM."

Holders

At the close of business on February 1, 2024, Holdings had 128,361,492 shares of common stock issued and outstanding. As of that date, there were 133 registered holders of record. This does not reflect beneficial stockholders who hold their stock in nominee or "street" name through brokerage firms.

Dividend Policy

Holdings' Board of Directors declared the following dividends during the year ended December 31, 2023:

Declaration Date	Record Date	Payment Date	Dividend Per Share	Amount
				(in thousands)
February 16, 2023	March 3, 2023	March 15, 2023	$ 0.125	$ 15,897
May 3, 2023	May 18, 2023	May 31, 2023	$ 0.125	$ 15,924
August 2, 2023	August 15, 2023	September 1, 2023	$ 0.125	$ 16,035
November 2, 2023	November 15, 2023	November 28, 2023	$ 0.125	$ 16,048

There is no assurance that future dividends will be declared. The declaration and payment of dividends in the future are at the discretion of Holdings' Board of Directors after taking into account various factors, including, but not limited to, our financial condition, operating results, available cash and current and anticipated cash needs, the terms of our indebtedness, and other factors Holdings' Board of Directors may deem to be relevant. Additionally, certain contractual agreements we are party to, including our credit agreement and the indenture governing our 6.250% senior notes, restrict our capacity to pay dividends.

Securities Authorized For Issuance Under Equity Compensation Plans

For information regarding securities authorized for issuance under equity compensation plans, see Part III "Item 12—Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

Stock Performance Graph

The graph below compares the cumulative total stockholder return on $100 invested at the close of the market on December 31, 2018, with dividends being reinvested on the date paid through and including the market close on December 31, 2023, with the cumulative total return of the same time period on the same amount invested in the Standard & Poor's 500 Index (S&P 500) and the S&P Health Care Services Select Industry Index (SPSIHP). The chart below the graph sets forth the actual numbers depicted on the graph.



	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
Select Medical Holdings Corporation (SEM)	$ 100.00	$ 152.05	$ 180.20	$ 193.68	$ 166.94	$ 161.08
S&P Health Care Services Select Industry Index (SPSIHP)	$ 100.00	$ 118.40	$ 157.48	$ 172.35	$ 137.77	$ 144.10
S&P 500	$ 100.00	$ 128.88	$ 149.83	$ 190.13	$ 153.16	$ 190.27

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Holdings' Board of Directors authorized a common stock repurchase program to repurchase up to $1.0 billion worth of shares of its common stock. The program will remain in effect until December 31, 2025, unless further extended or earlier terminated by the Board of Directors. Stock repurchases under this program may be made in the open market or through privately negotiated transactions, and at times and in such amounts as Holdings deems appropriate. On August 16, 2022, Congress passed the Inflation Reduction Act of 2022, which enacted a 1% excise tax on stock repurchases that exceed $1.0 million, effective January 1, 2023.

The following table provides information regarding repurchases of our common stock during the three months ended December 31, 2023.

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under Plans or Programs
October 1 – October 31, 2023[1]	73,673	$ 22.61	—	$ 399,677,961
November 1 – November 31, 2023[1]	1,940	22.56	—	399,677,961
December 1 – December 31, 2023	—	—	—	399,677,961
Total	75,613	$ 22.61	—	$ 399,677,961

(1)   The shares purchased represent common stock surrendered to us to satisfy tax withholding obligations associated with the vesting of restricted shares issued to employees, pursuant to the provisions of our equity incentive plans.

Item 6.   [Reserved]

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

You should read this discussion together with the consolidated financial statements and accompanying notes included elsewhere herein.

This section of this 10-K generally discusses 2023 and 2022 items and year-to-year comparisons between 2023 and 2022. Discussions of 2021 items and year-to-year comparisons between 2022 and 2021 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

Overview

We began operations in 1997 and, based on number of facilities, are one of the largest operators of critical illness recovery hospitals, rehabilitation hospitals, outpatient rehabilitation clinics, and occupational health centers in the United States. As of December 31, 2023, we had operations in 46 states and the District of Columbia. We operated 107 critical illness recovery hospitals in 28 states, 33 rehabilitation hospitals in 13 states, 1,933 outpatient rehabilitation clinics in 39 states and the District of Columbia, 544 occupational health centers in 41 states, and 150 onsite clinics at employer worksites as of December 31, 2023.

Our reportable segments include the critical illness recovery hospital segment, the rehabilitation hospital segment, the outpatient rehabilitation segment, and the Concentra segment. We had revenue of $6,664.1 million for the year ended December 31, 2023. Of this total, we earned approximately 35% of our revenue from our critical illness recovery hospital segment, approximately 15% from our rehabilitation hospital segment, approximately 18% from our outpatient rehabilitation segment, and approximately 28% from our Concentra segment. Our critical illness recovery hospital segment consists of hospitals designed to serve the needs of patients recovering from critical illnesses, often with complex medical needs, and our rehabilitation hospital segment consists of hospitals designed to serve patients that require intensive physical rehabilitation care. Patients are typically admitted to our critical illness recovery hospitals and rehabilitation hospitals from general acute care hospitals. Our outpatient rehabilitation segment consists of clinics that provide physical, occupational, and speech rehabilitation services. Our Concentra segment consists of occupational health centers that provide workers' compensation injury care, physical therapy, and consumer health services as well as onsite clinics located at employer worksites that deliver occupational health services.

On January 3, 2024, the Company announced its intention to separate our Concentra segment, with the intention to create a new, publicly traded company by the end of the fiscal year 2024. The planned separation is intended to qualify as a tax-free transaction for U.S. federal income tax purposes. Completion of the potential separation will be subject to satisfaction of certain conditions, including, among others, completion of financing transactions, the receipt and continuing effectiveness and validity of the Company's private letter ruling from the Internal Revenue Service, and receipt of favorable opinions of the Company's U.S. tax advisors with respect to the tax-free nature of the transaction and final approval by our Board of Directors. There can be no assurance regarding the ultimate timing of the planned separation or that such separation will be completed.

Non-GAAP Measure

We believe that the presentation of Adjusted EBITDA, as defined below, is important to investors because Adjusted EBITDA is commonly used as an analytical indicator of performance by investors within the healthcare industry. Adjusted EBITDA is used by management to evaluate financial performance and determine resource allocation for each of our segments. Adjusted EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States of America ("GAAP"). Items excluded from Adjusted EBITDA are significant components in understanding and assessing financial performance. Adjusted EBITDA should not be considered in isolation, or as an alternative to, or substitute for, net income, income from operations, cash flows generated by operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because Adjusted EBITDA is not a measurement determined in accordance with GAAP and is thus susceptible to varying definitions, Adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies.

We define Adjusted EBITDA as earnings excluding interest, income taxes, depreciation and amortization, gain (loss) on early retirement of debt, stock compensation expense, gain (loss) on sale of businesses, and equity in earnings (losses) of unconsolidated subsidiaries. We will refer to Adjusted EBITDA throughout the remainder of Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following table reconciles net income and income from operations to Adjusted EBITDA and should be referenced when we discuss Adjusted EBITDA.

	For the Year Ended December 31,		
	2021	2022	2023
	(in thousands)		
Net income	$ 499,949	$ 198,026	$ 299,731
Income tax expense	129,773	62,553	82,625
Interest expense	135,985	169,111	198,639
Interest income	(5,350)	—	—
Gain on sale of businesses	(2,155)	—	—
Equity in earnings of unconsolidated subsidiaries	(44,428)	(26,407)	(40,813)
Loss on early retirement of debt	—	—	14,692
Income from operations	713,774	403,283	554,874
Stock compensation expense:			
Included in general and administrative	24,598	30,555	36,041
Included in cost of services	6,342	7,200	7,768
Depreciation and amortization	202,645	205,825	208,742
Adjusted EBITDA	$ 947,359	$ 646,863	$ 807,425

Summary Financial Results

Net income was $299.7 million, $198.0 million, and $499.9 million for the years ended December 31, 2023, 2022, and 2021, respectively. Net income included loss on early retirement of debt of $14.7 million during the year ended December 31, 2023, and pre-tax gain on sale of business of $2.2 million during the year ended December 31, 2021.

The following tables reconcile our segment performance measures to our consolidated operating results for the years ended December 31, 2023, 2022, and 2021:

For the Year Ended December 31, 2023

	Critical Illness Recovery Hospital	Rehabilitation Hospital	Outpatient Rehabilitation	Concentra	Other	Total
	(in thousands)					
Revenue	$ 2,299,773	$ 979,585	$ 1,188,914	$ 1,838,081	$ 357,705	$ 6,664,058
Operating expenses	(2,053,758)	(758,466)	(1,077,322)	(1,477,648)	(535,016)	(5,902,210)
Depreciation and amortization	(63,865)	(28,055)	(35,210)	(73,051)	(8,561)	(208,742)
Other operating income	—	756	276	250	486	1,768
Income (loss) from operations	182,150	193,820	76,658	287,632	(185,386)	554,874
Depreciation and amortization	63,865	28,055	35,210	73,051	8,561	208,742
Stock compensation expense	—	—	—	651	43,158	43,809
Adjusted EBITDA	$ 246,015	$ 221,875	$ 111,868	$ 361,334	$ (133,667)	$ 807,425
Adjusted EBITDA margin	10.7 %	22.6 %	9.4 %	19.7 %	N/M	12.1 %

For the Year Ended December 31, 2022

	Critical Illness Recovery Hospital	Rehabilitation Hospital	Outpatient Rehabilitation	Concentra	Other	Total
	(in thousands)					
Revenue	$ 2,234,132	$ 916,763	$ 1,125,282	$ 1,724,359	$ 333,002	$ 6,333,538
Operating expenses	(2,127,233)	(718,970)	(1,023,422)	(1,392,475)	(491,096)	(5,753,196)
Depreciation and amortization	(61,565)	(27,814)	(32,663)	(73,667)	(10,116)	(205,825)
Other operating income	4,445	241	—	312	23,768	28,766
Income (loss) from operations	49,779	170,220	69,197	258,529	(144,442)	403,283
Depreciation and amortization	61,565	27,814	32,663	73,667	10,116	205,825
Stock compensation expense	—	—	—	2,141	35,614	37,755
Adjusted EBITDA	$ 111,344	$ 198,034	$ 101,860	$ 334,337	$ (98,712)	$ 646,863
Adjusted EBITDA margin	5.0 %	21.6 %	9.1 %	19.4 %	N/M	10.2 %

For the Year Ended December 31, 2021

	Critical Illness Recovery Hospital	Rehabilitation Hospital	Outpatient Rehabilitation	Concentra	Other	Total
	(in thousands)					
Revenue	$ 2,246,772	$ 849,340	$ 1,084,361	$ 1,732,041	$ 292,001	$ 6,204,515
Operating expenses	(1,998,660)	(664,636)	(946,086)	(1,379,566)	(443,176)	(5,432,124)
Depreciation and amortization	(53,094)	(27,677)	(29,592)	(82,210)	(10,072)	(202,645)
Other operating income	19,881	—	—	34,999	89,148	144,028
Income (loss) from operations	214,899	157,027	108,683	305,264	(72,099)	713,774
Depreciation and amortization	53,094	27,677	29,592	82,210	10,072	202,645
Stock compensation expense	—	—	—	2,142	28,798	30,940
Adjusted EBITDA	$ 267,993	$ 184,704	$ 138,275	$ 389,616	$ (33,229)	$ 947,359
Adjusted EBITDA margin	11.9 %	21.7 %	12.8 %	22.5 %	N/M	15.3 %

The following tables summarize the changes in our segment performance measures for the year-to-date periods specified below.

	2023 Compared to 2022					
	Critical Illness Recovery Hospital	Rehabilitation Hospital	Outpatient Rehabilitation	Concentra	Other	Total
Change in revenue	2.9 %	6.9 %	5.7 %	6.6 %	7.4 %	5.2 %
Change in income from operations	265.9 %	13.9 %	10.8 %	11.3 %	N/M	37.6 %
Change in Adjusted EBITDA	121.0 %	12.0 %	9.8 %	8.1 %	N/M	24.8 %

	2022 Compared to 2021					
	Critical Illness Recovery Hospital	Rehabilitation Hospital	Outpatient Rehabilitation	Concentra	Other	Total
Change in revenue	(0.6)%	7.9 %	3.8 %	(0.4)%	14.0 %	2.1 %
Change in income (loss) from operations	(76.8)%	8.4 %	(36.3)%	(15.3)%	N/M	(43.5)%
Change in Adjusted EBITDA	(58.5)%	7.2 %	(26.3)%	(14.2)%	N/M	(31.7)%

_____

N/M   Not meaningful.

Regulatory Changes

The Medicare program reimburses healthcare providers for services furnished to Medicare beneficiaries, which are generally persons age 65 and older, those who are chronically disabled, and those suffering from end stage renal disease. The program is governed by the Social Security Act of 1965 and is administered primarily by the Department of Health and Human Services and CMS. Revenues from providing services to patients covered under the Medicare program represented approximately 23%, 23%, and 22% of our revenue for the years ended December 31, 2021, 2022, and 2023, respectively.

The Medicare program reimburses various types of providers using different payment methodologies. Those payment methodologies are complex and are described elsewhere in this report under "Business—Government Regulations." The following is a discussion of some of the more significant healthcare regulatory changes that have affected our financial performance in the periods covered by this report or are likely to affect our financial performance and financial condition in the future.

Federal Health Care Program Changes in Response to the COVID-19 Pandemic

On January 31, 2020, HHS declared a public health emergency under section 319 of the Public Health Service Act, 42 U.S.C. § 247d, in response to the COVID-19 outbreak in the United States. The HHS Secretary subsequently renewed the public health emergency determination for 90-day periods through May 11, 2023, the end of the public health emergency.

On March 13, 2020, President Trump declared a national emergency due to the COVID-19 pandemic and the HHS Secretary authorized the waiver or modification of certain requirements under Medicare, Medicaid, and the CHIP program pursuant to section 1135 of the Social Security Act. Under this authority, CMS issued a number of blanket waivers that excuse health care providers or suppliers from specific program requirements. The following blanket waivers, while in effect, impacted our operations:

    i.   IRFs, IRF units, and hospitals and units applying to be classified as IRFs, could exclude patients admitted solely to respond to the emergency from the calculation of the "60 percent rule" thresholds to receive payment as an IRF.

    ii.   LTCHs are exempt from the greater-than-25-day average length of stay requirement for all cost reporting periods that include the COVID-19 public health emergency period. Hospitals seeking LTCH classification could exclude patient stays from the greater-than-25-day average length of stay requirement where the patient was admitted or discharged to meet the demands of the COVID-19 public health emergency.

    iii.   Medicare expanded the types of health care professionals who can furnish telehealth services to include all those who are eligible to bill Medicare for their professional services. This allows health care professionals who were previously ineligible to furnish and bill for Medicare telehealth services, including physical therapists, occupational therapists, speech language pathologists, and others, to receive payment for Medicare telehealth services. The Health Extenders, Improving Access to Medicare, Medicaid, and CHIP, and Strengthening Public Health Act of 2022 extended this expansion of eligible practitioners for telehealth services until December 31, 2024.

    iv.   Medicare did not require out-of-state physician and non-physician practitioners to be licensed in the state where they are providing services when they are licensed in another state, subject to certain conditions and state or local licensure requirements.

    v.   Many requirements under the hospital conditions of participation ("CoPs") were waived during the emergency period to give hospitals more flexibility in treating COVID-19 patients.

    vi.   Hospitals could operate temporary expansion locations without meeting the provider-based entity requirements or certain requirements in the physical environment CoP for hospitals during the emergency. This waiver allowed hospitals to change the status of their current provider-based department locations to meet patient needs as part of the state or local pandemic plan.

    vii.   The HHS Secretary waived sanctions under the physician self-referral law (i.e., Stark law) for certain types of remuneration and referral arrangements that are related to a COVID-19 purpose. The OIG also exercised enforcement discretion to not impose administrative sanctions under the federal anti-kickback statute for many payments covered by the Stark law waivers.

Pursuant to the Coronavirus Preparedness and Response Supplemental Appropriations Act, Public Law 116-123, CMS waived Medicare telehealth payment requirements during the emergency so that beneficiaries in all areas of the country (not just rural areas) could receive telehealth services, including in their homes, beginning on March 6, 2020. In the Health Extenders, Improving Access to Medicare, Medicaid, and CHIP, and Strengthening Public Health Act of 2022, Congress extended several telehealth flexibilities that were scheduled to expire 151 days after the end of the COVID-19 public health emergency, including the expansion of permitted originating sites for telehealth, expansion of eligible practitioners for furnishing telehealth, and coverage of audio-only telehealth services. As a result, these flexibilities will remain in effect through December 31, 2024. CMS issued additional waivers to permit more than 150 additional services to be furnished by telehealth, allow physicians to monitor patient services remotely, and fulfill face-to-face requirements in IRFs.

In addition to these agency actions, the CARES Act was enacted on March 27, 2020. It provided additional waivers, reimbursement, grants and other funds to assist health care providers during the COVID-19 public health emergency. Some of the CARES Act provisions that may impact our operations include:

i. $100 billion in appropriations for the Public Health and Social Services Emergency Fund to be used for preventing, preparing, and responding to COVID-19 and for reimbursing "eligible health care providers for health care related expenses or lost revenues that are attributable to coronavirus." The Paycheck Protection Program and Health Care Enhancement Act, Public Law 116-139, added $75 billion to this fund. The Consolidated Appropriations Act, 2021, added another $3 billion to this fund. HHS began distributing these funds to providers in April 2020. HHS initially allocated funds for a general distribution to providers that received Medicare fee-for-service payments in 2019. Later general distributions required providers to submit an application to HHS. Other funding was allocated for targeted distributions for specific provider types. Recipients of payments must report data to HHS on the use of the funds via an online portal by specific deadlines established by HHS based on the date of the payment. Any funds that a provider does not apply towards expenses or lost revenue attributable to COVID-19 must be returned to HHS within 30 calendar days after the end of the applicable reporting period. All recipients of funds are subject to audit by HHS, the HHS OIG, or the Pandemic Response Accountability Committee. Audits may include examination of the accuracy of the data providers submitted to HHS in their applications for payments. Additional Public Health and Social Services Emergency Fund distributions are not expected.

ii. Expansion of the Accelerated and Advance Payment Program to advance three months of payments to Medicare providers. CMS has the ability to recoup the advanced payments through future Medicare claims. The Company received the majority of its advance payments in April 2020 and CMS began recouping a portion of the Medicare payments due to the Company beginning in April 2021. CMS recouped $241.2 million and $83.8 million of Medicare payments during the years ended December 31, 2021 and 2022. The Company does not have any unpaid advances outstanding at December 31, 2023.

iii. Temporary suspension of the 2% cut to Medicare payments due to sequestration so that, for the period of May 1, 2020, to December 31, 2020, the Medicare program would be exempt from any sequestration order. The Consolidated Appropriations Act, 2021, extended this temporary suspension of the 2% sequestration cut through March 31, 2021. The Medicare sequester relief bill, which became Public Law 117-7, extended the temporary suspension of the sequestration cut again, through December 31, 2021. To pay for the continued suspension of the sequestration cuts through December 31, 2021, Congress increased the sequestration cut that will apply in fiscal year 2030. The Protecting Medicare and American Farmers from Sequester Cuts Act, signed into law by President Biden on December 10, 2021, further extended the suspension of the sequestration cut through March 31, 2022, and reduced the sequestration cut to 1% from April 1, 2022, through June 30, 2022. The full 2% sequestration cut resumed on July 1, 2022. To pay for this relief, Congress increased the sequestration cut to Medicare payments to 2.25% for the first six months of fiscal year 2030 and to 3% for the final six months of fiscal year 2030. The same legislation defers an across-the-board 4% payment cut due to the American Rescue Plan from the FY 2022 Statutory Pay-As-You-Go ("PAYGO") scorecard to the FY 2023 PAYGO scorecard. Congress subsequently delayed the 4% PAYGO payment cut for an additional two years, through the end of 2024, in the Consolidated Appropriations Act, 2023, Public Law 117-328.

iv. Two waivers of Medicare statutory requirements regarding site neutral payment to LTCHs. The first waives the LTCH discharge payment percentage requirement (i.e., 50% rule) for the cost reporting period(s) that include the emergency period. The second waives application of the site neutral payment rate so that all LTCH cases admitted during the emergency period will be paid the LTCH-PPS standard federal rate.

v. Waiver of the IRF 3-hour rule so that IRF services provided during the public health emergency period did not need to meet the coverage requirement that patients receive at least 3 hours of therapy a day or 15 hours of therapy per week.

vi. Broader waiver authority for HHS under section 1135 of the Social Security Act to issue additional telehealth waivers.

The CARES Act also provided for a 20% increase in the payment weight for Medicare payments to hospitals paid under the IPPS for treating COVID-19 patients.

Medicare Reimbursement of LTCH Services

The following is a summary of significant regulatory changes to the Medicare prospective payment system for our critical illness recovery hospitals, which are certified by Medicare as LTCHs, which have affected our results of operations, as well as the policies and payment rates that may affect our future results of operations. Medicare payments to our critical illness recovery hospitals are made in accordance with LTCH-PPS.

Fiscal Year 2022. On August 13, 2021, CMS published the final rule updating policies and payment rates for the LTCH-PPS for fiscal year 2022 (affecting discharges and cost reporting periods beginning on or after October 1, 2021, through September 30, 2022). The standard federal rate was set at $44,714, an increase from the standard federal rate applicable during fiscal year 2021 of $43,755. The update to the standard federal rate for fiscal year 2022 included a market basket increase of 2.6%, less a productivity adjustment of 0.7%. The standard federal rate also included an area wage budget neutrality factor of 1.002848. As a result of the CARES Act, all LTCH cases were paid at the standard federal rate during the public health emergency. The fixed-loss amount for high cost outlier cases paid under LTCH-PPS was set at $33,015, an increase from the fixed-loss amount in the 2021 fiscal year of $27,195. The fixed-loss amount for high cost outlier cases paid under the site-neutral payment rate was set at $30,988, an increase from the fixed-loss amount in the 2021 fiscal year of $29,064.

Fiscal Year 2023. On August 10, 2022, CMS published the final rule updating policies and payment rates for the LTCH-PPS for fiscal year 2023 (affecting discharges and cost reporting periods beginning on or after October 1, 2022, through September 30, 2023). Certain errors in the final rule were corrected in documents published November 4, 2022, and December 13, 2022. The standard federal rate for fiscal year 2023 was set at $46,433, an increase from the standard federal rate applicable during fiscal year 2022 of $44,714. The update to the standard federal rate for fiscal year 2023 included a market basket increase of 4.1%, less a productivity adjustment of 0.3%. The standard federal rate also included an area wage budget neutrality factor of 1.0004304. As a result of the CARES Act, LTCH cases were paid at the standard federal rate during the public health emergency. With the end of the public health emergency on May 11, 2023, the site-neutral payment rate once again applies to patients admitted after that date that do not meet the LTCH patient criteria. The fixed-loss amount for high cost outlier cases paid under LTCH-PPS was set at $38,518, an increase from the fixed-loss amount in the 2022 fiscal year of $33,015. The fixed-loss amount for high cost outlier cases paid under the site-neutral payment rate was set at $38,788, an increase from the fixed-loss amount in the 2022 fiscal year of $30,988.

Fiscal Year 2024. On August 28, 2023, CMS published the final rule updating policies and payment rates for the LTCH-PPS for fiscal year 2024 (affecting discharges and cost reporting periods beginning on or after October 1, 2023, through September 30, 2024). Certain errors in the final rule were corrected in documents published October 4, 2023 and November 9, 2023. The standard federal rate for fiscal year 2024 is $48,117, an increase from the standard federal rate applicable during fiscal year 2023 of $46,433. The update to the standard federal rate for fiscal year 2024 includes a market basket increase of 3.5%, less a productivity adjustment of 0.2%. The standard federal rate also includes an area wage budget neutrality factor of 1.0031599. The fixed-loss amount for high cost outlier cases paid under LTCH-PPS is $59,873, an increase from the fixed-loss amount in the 2023 fiscal year of $38,518. The fixed-loss amount for high cost outlier cases paid under the site-neutral payment rate is $42,750, an increase from the fixed-loss amount in the 2023 fiscal year of $38,788. See high cost outlier risk factor within "Item 1A. *Risk Factors*."

Medicare Reimbursement of IRF Services

The following is a summary of significant regulatory changes to the Medicare prospective payment system for our rehabilitation hospitals, which are certified by Medicare as IRFs, which have affected our results of operations, as well as the policies and payment rates that may affect our future results of operations. Medicare payments to our rehabilitation hospitals are made in accordance with IRF-PPS.

Fiscal Year 2022. On August 4, 2021, CMS published the final rule updating policies and payment rates for the IRF-PPS for fiscal year 2022 (affecting discharges and cost reporting periods beginning on or after October 1, 2021 through September 30, 2022). The standard payment conversion factor for discharges for fiscal year 2022 was set at $17,240, an increase from the standard payment conversion factor applicable during fiscal year 2021 of $16,856. The update to the standard payment conversion factor for fiscal year 2022 included a market basket increase of 2.6%, less a productivity adjustment of 0.7%. CMS increased the outlier threshold amount for fiscal year 2022 to $9,491 from $7,906 established in the final rule for fiscal year 2021.

Fiscal Year 2023. On August 1, 2022, CMS published the final rule updating policies and payment rates for the IRF-PPS for fiscal year 2023 (affecting discharges and cost reporting periods beginning on or after October 1, 2022, through September 30, 2023). The standard payment conversion factor for discharges for fiscal year 2023 was set at $17,878, an increase from the standard payment conversion factor applicable during fiscal year 2022 of $17,240. The update to the standard payment conversion factor for fiscal year 2023 included a market basket increase of 4.2%, less a productivity adjustment of 0.3%. CMS increased the outlier threshold amount for fiscal year 2023 to $12,526 from $9,491 established in the final rule for fiscal year 2022.

Fiscal Year 2024. On August 2, 2023, CMS published the final rule updating policies and payment rates for the IRF-PPS for fiscal year 2024 (affecting discharges and cost reporting periods beginning on or after October 1, 2023, through September 30, 2024). Certain errors in the final rule were corrected in a document published on October 4, 2023. The standard payment conversion factor for discharges for fiscal year 2024 was set at $18,541, an increase from the standard payment conversion factor applicable during fiscal year 2022 of $17,878. The update to the standard payment conversion factor for fiscal year 2024 included a market basket increase of 3.6%, less a productivity adjustment of 0.2%. CMS decreased the outlier threshold amount for fiscal year 2024 to $10,423 from $12,526 established in the final rule for fiscal year 2023.

Medicare Reimbursement of Outpatient Rehabilitation Clinic Services

The Medicare program reimburses outpatient rehabilitation providers based on the MPFS. Outpatient rehabilitation providers may enroll in Medicare as institutional outpatient rehabilitation facilities (i.e., rehab agencies) or individual physical or occupational therapists in private practice. The majority of our providers are reimbursed through enrolled rehab agencies while the remaining balance of our clinicians are enrolled as individual physical or occupational therapists in private practice. The following is a summary of significant regulatory changes which have affected our results of operations as well as the policies and payment rates that may affect our future results of operations.

For calendar years 2021 and 2022,CMS's expected decreases in Medicare reimbursement were mostly offset by one-time increases in payments as a result of other legislation passed by Congress. Payments under the 2023 MPFS physician fee schedule decreased by 2%, and for calendar year 2024, CMS expects that its final policies for 2024 will result in a 3% decrease in Medicare payments for the therapy specialty.

Modifiers to Identify Services of Physical Therapy Assistants or Occupational Therapy Assistants

In the final 2020 MPFS rule, CMS clarified that when the physical therapist is involved for the entire duration of the service and the PTA provides skilled therapy alongside the physical therapist, the CQ modifier is not required. Also, when the same service (code) is furnished separately by the physical therapist and PTA, CMS applies the de minimis standard to each 15-minute unit of codes, not on the total physical therapist and PTA time of the service. For dates of service on and after January 1, 2022, CMS pays for physical therapy and occupational therapy services provided by PTAs and OTAs at 85% of the otherwise applicable Part B payment amount. CMS allows a timed service to be billed without the CQ or CO modifier when a PTA or OTA participates in providing care, but the physical therapist or occupational therapist meets the Medicare billing requirements without including the PTA's or OTA's minutes. This occurs when the physical therapist or occupational therapist provides more minutes than the 15-minute midpoint. The calendar year 2024 MPFS final rule did not contain any policy changes concerning the modifiers for services provided by physical therapy and occupational therapy assistants.

Critical Accounting Estimates

Revenue Recognition and Accounts Receivable

Our principal revenue source comes from providing healthcare services to patients. Patient service revenues are recognized at an amount equal to the consideration we expect to be entitled to in exchange for providing healthcare services to our patients. Revenue earned from these services is variable in nature, as we are required to make judgments that impact the transaction price.

We determine the transaction price for services provided to patients who are Medicare beneficiaries using Medicare's prospective payment systems and other payment methods. The expected payment is determined by the level of clinical services provided and is sensitive to the patient's length of stay. Additionally, we are paid by various other non-Medicare payor sources including, but not limited to, insurance companies (including Medicare Advantage plans), state Medicaid programs, workers' compensation programs, health maintenance organizations, preferred provider organizations, other managed care companies and employers, as well as patients themselves. The transaction price for services provided to non-Medicare patients include amounts prescribed by state and federal fee schedules, negotiated contracted amounts, or usual and customary amounts associated with the specific payor or based on the service provided. We apply a portfolio approach in determining revenues for certain homogeneous non-Medicare patient populations.

There is variability in the transaction price for services provided to our patients, as the transaction price is impacted by several factors, such as the patient's condition and length of stay, which in turn impact the payment we expect to receive for providing such services. Variable consideration included in the transaction price is inclusive of our estimates of implicit discounts and other adjustments related to timely filing and documentation denials, out of network adjustments, and medical necessity denials, which are estimated using our historical experience. We are also subject to regular post-payment inquiries, investigations, and audits of the claims we submit for services provided. Some claims can take several years for resolution and may result in adjustments to the transaction price. Management includes in its estimates of the transaction price its expectations for these types of adjustments such that the amount of cumulative revenue recognized will not be subject to significant reversal in future periods. Historically, adjustments arising from a change in the transaction price have not been significant.

Our accounts receivable is reported at an amount equal to the amount we expect to collect for providing healthcare services to our patients. Because our accounts receivable is typically paid for by highly-solvent, creditworthy payors, such as Medicare, other governmental programs, and highly-regulated commercial insurers on behalf of the patient, our credit losses are infrequent and insignificant in nature; as such, we generally do not recognize allowances for expected credit losses.

Insurance Risk Programs

Under a number of our insurance programs, which include our employee health insurance, workers' compensation, and professional malpractice liability, we are liable for a portion of our losses before we can attempt to recover from the applicable insurance carrier. We accrue for losses under an occurrence-based approach, whereby we estimate the losses that will be incurred in a respective accounting period. The estimate of losses includes actuarial loss projections of both known claims and incurred but not reported claims. These estimates are based on specific claim facts, claim frequency and severity, payment patterns for historical claims, and estimates of fees for outside counsel. In addition to the actuarial loss projections, insurance premiums and out-of-pocket expenses for the administration and analysis of claims are included in the estimate of losses accrued in a respective accounting period.

We monitor these programs quarterly and revise our estimates as necessary to take into account additional information. We recorded a liability of $192.3 million and $179.1 million for our estimated losses under these insurance programs at December 31, 2022 and 2023, respectively. We also recorded insurance proceeds receivable of $13.1 million and $11.6 million at December 31, 2022 and 2023, respectively, for liabilities which exceed our deductibles and self-insured retention limits and are recoverable through our insurance policies.

Goodwill

We operate four reporting units which include the critical illness recovery hospital reporting unit, the rehabilitation hospital reporting unit, the outpatient rehabilitation reporting unit, and the Concentra reporting unit. We assign goodwill to our reporting units based upon the specific nature of the business acquired or, when a business combination contains business components related to more than one reporting unit, goodwill is assigned to each reporting unit based upon an allocation determined by the relative fair values of the business acquired. When we dispose of a business, we allocate a portion of the reporting unit's goodwill to that business based on the relative fair values of the portion of the reporting unit being disposed of and the portion of the reporting unit remaining. We evaluate our reporting units on an annual basis and, if our reporting units are reorganized, we reassign goodwill based on the relative fair values of the new reporting units.

We have elected to perform our annual goodwill impairment assessments as of October 1. We also test goodwill for impairment when events or conditions occur that might suggest a possible impairment. These events or conditions could include a significant change in the business environment, the regulatory environment, or legal factors; a current period operating or cash flow loss combined with a history of such losses or a projection of continuing losses; or a sale or disposition of a significant portion of a reporting unit.

As of October 1, 2023, we performed a qualitative impairment assessment for the rehabilitation hospital reporting unit, the outpatient rehabilitation reporting unit, and the Concentra reporting unit. When performing the qualitative assessment, we apply judgement in determining the events and circumstances that most affect the fair value of the reporting unit and in evaluating the significance of those identified events and circumstances in order to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. As part of our qualitative assessments, we considered (i) the magnitude of the reporting unit's excess fair value over its carrying amount from the most recent quantitative impairment test, (ii) industry and market conditions, including the impacts of the interest rate environment, (iii) historical financial performance, including our revenue, earnings, and operating cash flow growth trends, (iv) our forecasts of revenue, earnings, and operating cash flows, (v) cost factors, including the effects of inflation and rising prices, (vi) the regulatory environment, including reimbursement and compliance requirements such as those that exist under the Medicare program, (vii) other factors specific to each reporting unit, such as a change in strategy, a change in management, or acquisitions and divestitures affecting the composition of the reporting unit and its future operating results, and (viii) consideration of changes in our market capitalization. Historically, each reporting unit's fair value has significantly exceeded its carrying amount.

We performed a quantitative impairment assessment for the critical illness recovery hospital reporting unit as of October 1, 2023, to assess the impact of rising interest rates and regulatory changes related to the LTCH-PPS on the estimated fair value of the reporting unit. We considered both the income and market approaches in determining the fair value of the critical illness recovery hospital reporting unit. Included in the income approach are assumptions regarding revenue growth rates, future Adjusted EBITDA margin estimates, future capital expenditure requirements, the industry's weighted average cost of capital, and industry specific, market observable implied Adjusted EBITDA multiples. We also include estimated residual values at the end of the forecast period. In establishing our assumptions, we consider current industry and market conditions; historical financial performance, including our revenue, earnings, and operating cash flow growth trends; cost factors, including the effects of inflation and rising prices; and the regulatory environment, including reimbursement and compliance requirements such as those that exist under the Medicare program. If any one of the above assumptions or judgments used to estimate the fair value of the reporting unit fails to materialize, the resulting decline in our estimated fair value could result in an impairment charge to the goodwill associated with the critical illness recovery hospital reporting unit.

Our annual assessment did not indicate that goodwill impairment was likely for any of our reporting units. We did not identify any goodwill impairment events during the quarter ended December 31, 2023.

We have recorded total goodwill of $3.5 billion at December 31, 2023, of which $1.2 billion related to our critical illness recovery hospital reporting unit, $458.3 million related to our rehabilitation hospital reporting unit, $667.3 million related to our outpatient rehabilitation reporting unit, and $1.2 billion related to the Concentra reporting unit.

Operating Statistics

The following table sets forth operating statistics for each of our segments for the periods presented. The operating statistics reflect data for the period of time we managed these operations. Our operating statistics include metrics we believe provide relevant insight about the number of facilities we operate, volume of services we provide to our patients, and average payment rates for services we provide. These metrics are utilized by management to monitor trends and performance in our businesses and therefore may be important to investors because management may assess our performance based in part on such metrics. Other healthcare providers may present similar statistics, and these statistics are susceptible to varying definitions. Our statistics as presented may not be comparable to other similarly titled statistics of other companies.

	For the Year Ended December 31,		
	2021	2022	2023
Critical illness recovery hospital data:			
Number of consolidated hospitals—start of period[1]	99	104	103
Number of hospitals acquired	6	2	2
Number of hospital start-ups	—	1	4
Number of hospitals closed/sold	(1)	(4)	(2)
Number of consolidated hospitals—end of period[1]	104	103	107
Available licensed beds[3]	4,518	4,386	4,538
Admissions[3][4]	37,921	36,594	36,225
Patient days[3][5]	1,133,039	1,127,911	1,108,492
Average length of stay (days)[3][6]	30	31	31
Revenue per patient day[3][7]	$ 1,972	$ 1,973	$ 2,067
Occupancy rate[3][8]	71 %	69 %	68 %
Percent patient days—Medicare[3][9]	38 %	39 %	38 %
Rehabilitation hospital data:			
Number of consolidated hospitals—start of period[1]	19	20	20
Number of hospitals acquired	1	—	1
Number of hospital start-ups	—	—	—
Number of hospitals closed/sold	—	—	—
Number of consolidated hospitals—end of period[1]	20	20	21
Number of unconsolidated hospitals managed—end of period[2]	10	11	12
Total number of hospitals (all)—end of period	30	31	33
Available licensed beds[3]	1,361	1,391	1,479
Admissions[3][4]	28,868	29,736	31,627
Patient days[3][5]	414,701	430,547	446,145
Average length of stay (days)[3][6]	14	15	14
Revenue per patient day[3][7]	$ 1,868	$ 1,953	$ 2,017
Occupancy rate[3][8]	83 %	85 %	85 %
Percent patient days—Medicare[3][9]	49 %	48 %	49 %
Outpatient rehabilitation data:			
Number of consolidated clinics—start of period	1,503	1,572	1,622
Number of clinics acquired	33	30	16
Number of clinic start-ups	53	44	37
Number of clinics closed/sold	(17)	(24)	(42)
Number of consolidated clinics—end of period	1,572	1,622	1,633
Number of unconsolidated clinics managed—end of period	309	306	300
Total number of clinics (all)—end of period	1,881	1,928	1,933
Number of visits[3][10]	9,193,624	9,573,980	10,657,558
Revenue per visit[3][11]	$ 102	$ 103	$ 100

	For the Year Ended December 31,		
	2021	**2022**	**2023**
Concentra data:			
Number of consolidated centers—start of period	517	518	540
Number of centers acquired	6	21	4
Number of center start-ups	2	4	3
Number of centers closed/sold	(7)	(3)	(3)
Number of consolidated centers—end of period	518	540	544
Number of onsite clinics operated—end of period	134	147	150
Number of visits[3][10]	12,052,724	12,579,468	12,777,632
Revenue per visit[3][11]	$ 125	$ 127	$ 135

(1)   Represents the number of hospitals included in our consolidated financial results at the end of each period presented.

(2)   Represents the number of hospitals which are managed by us at the end of each period presented. We have minority ownership interests in these businesses.

(3)   Data excludes locations managed by the Company. For purposes of our Concentra segment, onsite clinics are excluded.

(4)   Represents the number of patients admitted to our hospitals during the periods presented.

(5)   Each patient day represents one patient occupying one bed for one day during the periods presented.

(6)   Represents the average number of days in which patients were admitted to our hospitals. Average length of stay is calculated by dividing the number of patient days, as presented above, by the number of patients discharged from our hospitals during the periods presented.

(7)   Represents the average amount of revenue recognized for each patient day. Revenue per patient day is calculated by dividing patient service revenues, excluding revenues from certain other ancillary and outpatient services provided at our hospitals, by the total number of patient days.

(8)   Represents the portion of our hospitals being utilized for patient care during the periods presented. Occupancy rate is calculated using the number of patient days, as presented above, divided by the total number of bed days available during the period. Bed days available is derived by adding the daily number of available licensed beds for each of the periods presented.

(9)   Represents the portion of our patient days which are paid by Medicare. The Medicare patient day percentage is calculated by dividing the total number of patient days which are paid by Medicare by the total number of patient days, as presented above.

(10)   Represents the number of visits in which patients were treated at our outpatient rehabilitation clinics and Concentra centers during the periods presented. COVID-19 screening and testing services provided by our Concentra segment are not included in these figures.

(11)   Represents the average amount of revenue recognized for each patient visit. Revenue per visit is calculated by dividing patient service revenue, excluding revenues from certain other ancillary services, by the total number of visits. For purposes of this computation for our Concentra segment, patient service revenue does not include onsite clinics or revenues generated from COVID-19 screening and testing services.

Results of Operations

The following table outlines selected operating data as a percentage of revenue for the periods indicated:

	For the Year Ended December 31,		
	2021	**2022**	**2023**
Revenue	100.0 %	100.0 %	100.0 %
Costs and expenses:			
Cost of services, exclusive of depreciation and amortization[1]	85.2	88.4	86.0
General and administrative	2.4	2.4	2.6
Depreciation and amortization	3.2	3.3	3.1
Total costs and expenses	90.8	94.1	91.7
Other operating income	2.3	0.5	—
Income from operations	11.5	6.4	8.3
Loss on early retirement of debt	—	—	(0.2)
Equity in earnings of unconsolidated subsidiaries	0.7	0.4	0.6
Gain on sale of businesses	0.0	—	—
Interest income	0.1	—	—
Interest expense	(2.2)	(2.7)	(3.0)
Income before income taxes	10.1	4.1	5.7
Income tax expense	2.0	1.0	1.2
Net income	8.1	3.1	4.5
Net income attributable to non-controlling interests	1.6	0.6	0.8
Net income attributable to Select Medical Holdings Corporation	6.5 %	2.5 %	3.7 %

(1) Cost of services includes salaries, wages and benefits, operating supplies, lease and rent expense, and other operating costs.

The following table summarizes selected financial data by segment for the periods indicated:

	Year Ended December 31,			% Change 2021 – 2022	% Change 2022 – 2023
	2021	2022	2023		
	(in thousands, except percentages)				
Revenue:					
Critical illness recovery hospital	$ 2,246,772	$ 2,234,132	$ 2,299,773	(0.6)%	2.9 %
Rehabilitation hospital	849,340	916,763	979,585	7.9	6.9
Outpatient rehabilitation	1,084,361	1,125,282	1,188,914	3.8	5.7
Concentra	1,732,041	1,724,359	1,838,081	(0.4)	6.6
Other[1]	292,001	333,002	357,705	14.0	7.4
Total Company	$ 6,204,515	$ 6,333,538	$ 6,664,058	2.1 %	5.2 %
Income (loss) from operations:[2]					
Critical illness recovery hospital	$ 214,899	$ 49,779	$ 182,150	(76.8)%	265.9 %
Rehabilitation hospital	157,027	170,220	193,820	8.4	13.9
Outpatient rehabilitation	108,683	69,197	76,658	(36.3)	10.8
Concentra	305,264	258,529	287,632	(15.3)	11.3
Other[1]	(72,099)	(144,442)	(185,386)	N/M	N/M
Total Company	$ 713,774	$ 403,283	$ 554,874	(43.5)%	37.6 %
Adjusted EBITDA:[2]					
Critical illness recovery hospital	$ 267,993	$ 111,344	$ 246,015	(58.5)%	121.0 %
Rehabilitation hospital	184,704	198,034	221,875	7.2	12.0
Outpatient rehabilitation	138,275	101,860	111,868	(26.3)	9.8
Concentra	389,616	334,337	361,334	(14.2)	8.1
Other[1]	(33,229)	(98,712)	(133,667)	N/M	N/M
Total Company	$ 947,359	$ 646,863	$ 807,425	(31.7)%	24.8 %
Adjusted EBITDA margins:[2]					
Critical illness recovery hospital	11.9 %	5.0 %	10.7 %		
Rehabilitation hospital	21.7	21.6	22.6		
Outpatient rehabilitation	12.8	9.1	9.4		
Concentra	22.5	19.4	19.7		
Other[1]	N/M	N/M	N/M		
Total Company	15.3 %	10.2 %	12.1 %		
Total assets:					
Critical illness recovery hospital	$ 2,304,116	$ 2,484,542	$ 2,496,886		
Rehabilitation hospital	1,194,136	1,200,767	1,233,888		
Outpatient rehabilitation	1,348,316	1,371,123	1,380,447		
Concentra	2,275,345	2,281,647	2,330,206		
Other[1]	238,258	327,214	248,204		
Total Company	$ 7,360,171	$ 7,665,293	$ 7,689,631		
Purchases of property, equipment and other assets:					
Critical illness recovery hospital	$ 65,690	$ 79,524	$ 93,036		
Rehabilitation hospital	13,003	14,426	21,922		
Outpatient rehabilitation	36,301	40,677	38,776		
Concentra	46,787	45,983	69,340		
Other[1]	18,756	9,762	6,126		
Total Company	$ 180,537	$ 190,372	$ 229,200		

(1)   Other includes our corporate administration and shared services, as well as employee leasing services with our non-consolidating subsidiaries. Total assets include certain non-consolidating joint ventures and minority investments in other healthcare related businesses.

(2)   For the years ended December 31, 2023, 2022, and 2021, we recognized other operating income of $1.8 million, $28.8 million, and $144.0 million, respectively. The impact of this income on the operating results of our segments and other activities is outlined within the tables presented under "*Summary Financial Results.*"

N/M   Not meaningful.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

For the year ended December 31, 2023, we had revenue of $6,664.1 million and income from operations of $554.9 million, as compared to revenue of $6,333.5 million and income from operations of $403.3 million for the year ended December 31, 2022. For the year ended December 31, 2023, Adjusted EBITDA was $807.4 million, with an Adjusted EBITDA margin of 12.1%, as compared to Adjusted EBITDA of $646.9 million and an Adjusted EBITDA margin of 10.2% in the prior year.

A significant contributor to the improvement in our financial performance for the year ended December 31, 2023, as compared to the year ended December 31, 2022, was a decrease in labor costs and an increase in revenue in our critical illness recovery hospital segment, as the investments we made in recruitment, hiring, and retention of full-time staff in 2022 resulted in a significant decrease in contract labor utilization in 2023. Additionally, reduced demand in the marketplace resulted in lower contract labor rates, which further contributed to the decrease in total contract labor costs. We believe the ratio of personnel expense to net revenue for the critical illness recovery hospital segment for the year ended December 31, 2023, is indicative of a more stabilized labor environment. Revenue, Adjusted EBITDA, and Adjusted EBITDA margin increased for the year ended December 31, 2023, as compared to the year ended December 31, 2022, in each of our other operating segments. Other operating income during the year ended December 31, 2023, was $1.8 million. Other operating income during the year ended December 31, 2022, was $28.8 million, principally related to the recognition of payments received under the Provider Relief Fund for health care related expenses and lost revenues attributable to COVID-19.

Revenue

Critical Illness Recovery Hospital Segment. Revenue increased 2.9% to $2,299.8 million for the year ended December 31, 2023, compared to $2,234.1 million for the year ended December 31, 2022. The increase was due to revenue per patient day, which increased 4.8% to $2,067 for the year ended December 31, 2023, compared to $1,973 for the year ended December 31, 2022. Our patient days were 1,108,492 for the year ended December 31, 2023, compared to 1,127,911 patient days for the year ended December 31, 2022. Occupancy in our critical illness recovery hospitals was 68% for the year ended December 31, 2023, compared to 69% for the year ended December 31, 2022.

Rehabilitation Hospital Segment. Revenue increased 6.9% to $979.6 million for the year ended December 31, 2023, compared to $916.8 million for the year ended December 31, 2022. Our revenue per patient day increased 3.3% to $2,017 for the year ended December 31, 2023, compared to $1,953 for the year ended December 31, 2022. Our patient days increased 3.6% to 446,145 days for the year ended December 31, 2023, compared to 430,547 days for the year ended December 31, 2022. Occupancy in our rehabilitation hospitals was 85% for the years ended December 31, 2023 and 2022.

Outpatient Rehabilitation Segment. Revenue increased 5.7% to $1,188.9 million for the year ended December 31, 2023, compared to $1,125.3 million for the year ended December 31, 2022. The increase was due to patient visits, which increased 11.3% to 10,657,558 for the year ended December 31, 2023, compared to 9,573,980 visits for the year ended December 31, 2022. Our revenue per visit was $100 for the year ended December 31, 2023, compared to $103 for the year ended December 31, 2022, principally due to a decrease in Medicare reimbursement, changes in payor mix, and an increase in variable discounts.

Concentra Segment. Revenue increased 6.6% to $1,838.1 million for the year ended December 31, 2023, compared to $1,724.4 million for the year ended December 31, 2022. Our revenue per visit increased 6.3% to $135 for the year ended December 31, 2023, compared to $127 for the year ended December 31, 2022. Our patient visits increased 1.6% to 12,777,632 for the year ended December 31, 2023, compared to 12,579,468 visits for the year ended December 31, 2022. COVID-19 screening and testing services did not contribute to the Concentra segment's revenue during the year ended December 31, 2023, compared to $20.9 million during the year ended December 31, 2022.

Operating Expenses

Our operating expenses consist principally of cost of services and general and administrative expenses. Our operating expenses were $5,902.2 million, or 88.6% of revenue, for the year ended December 31, 2023, compared to $5,753.2 million, or 90.8% of revenue, for the year ended December 31, 2022. Our cost of services, a major component of which is labor expense, was $5,732.0 million, or 86.0% of revenue, for the year ended December 31, 2023, compared to $5,600.2 million, or 88.4% of revenue, for the year ended December 31, 2022. The decrease in our operating expenses relative to our revenue was principally due to the decreased labor costs within our critical illness recovery hospital segment, as explained further within the "*Adjusted EBITDA*" discussion. General and administrative expenses were $170.2 million, or 2.6% of revenue, for the year ended December 31, 2023, compared to $153.0 million, or 2.4% of revenue, for the year ended December 31, 2022.

Other Operating Income

For the year ended December 31, 2023, we had other operating income of $1.8 million, compared to $28.8 million for the year ended December 31, 2022. The other operating income for the year ended December 31, 2022, is included within the operating results of our other activities, and is principally related to the recognition of payments received under the Provider Relief Fund for health care related expenses and lost revenues attributable to COVID-19.

Adjusted EBITDA

Critical Illness Recovery Hospital Segment. Adjusted EBITDA increased 121.0% to $246.0 million for the year ended December 31, 2023, compared to $111.3 million for the year ended December 31, 2022. Our Adjusted EBITDA margin for the critical illness recovery hospital segment was 10.7% for the year ended December 31, 2023, compared to 5.0% for the year ended December 31, 2022. The increases in our Adjusted EBITDA and Adjusted EBITDA margin during the year ended December 31, 2023, as compared to the year ended December 31, 2022, were due to lower labor costs as well as an increase in net revenue. The decrease in labor costs resulted from our efforts in 2022 to hire additional full-time nursing staff, improve retention among our employees, and decrease our reliance on contract labor, as well as the lower contract labor rates due to reduced demand in the marketplace. Our total contract labor costs decreased by approximately 62% during the year ended December 31, 2023, as compared to the year ended December 31, 2022, which was driven by an approximate 41% decrease in utilization of contract registered nurses and an approximate 32% decrease in the rate per hour for contract registered nurses.

Rehabilitation Hospital Segment. Adjusted EBITDA increased 12.0% to $221.9 million for the year ended December 31, 2023, compared to $198.0 million for the year ended December 31, 2022. Our Adjusted EBITDA margin for the rehabilitation hospital segment was 22.6% for the year ended December 31, 2023, compared to 21.6% for the year ended December 31, 2022. The increases in Adjusted EBITDA and Adjusted EBITDA margin were principally due to an increase in revenue.

Outpatient Rehabilitation Segment. Adjusted EBITDA increased 9.8% to $111.9 million for the year ended December 31, 2023, compared to $101.9 million for the year ended December 31, 2022. Our Adjusted EBITDA margin for the outpatient rehabilitation segment was 9.4% for the year ended December 31, 2023, compared to 9.1% for the year ended December 31, 2022. The increases in Adjusted EBITDA and Adjusted EBITDA margin were principally due to an increase in revenue.

Concentra Segment. Adjusted EBITDA increased 8.1% to $361.3 million for the year ended December 31, 2023, compared to $334.3 million for the year ended December 31, 2022. Our Adjusted EBITDA margin for the Concentra segment was 19.7% for the year ended December 31, 2023, compared to 19.4% for the year ended December 31, 2022. The increases in Adjusted EBITDA and Adjusted EBITDA margin were principally due to an increase in revenue.

Depreciation and Amortization

Depreciation and amortization expense was $208.7 million for the year ended December 31, 2023, compared to $205.8 million for the year ended December 31, 2022.

Income from Operations

For the year ended December 31, 2023, we had income from operations of $554.9 million, compared to $403.3 million for the year ended December 31, 2022. The decline in labor costs and increase in revenue experienced within our critical illness recovery hospital segment was the primary cause of the increase in income from operations, as discussed above under "*Adjusted EBITDA.*" We recognized other operating income of $1.8 million during the year ended December 31, 2023, compared to $28.8 million for the year ended December 31, 2022, as described further under "*Other Operating Income.*"

Loss on Early Retirement of Debt

For the year ended December 31, 2023, we had a loss on early retirement of debt of $14.7 million related to an amendment to the Select credit agreement, as described in Note 11 - Long-Term Debt and Notes Payable.

Equity in Earnings of Unconsolidated Subsidiaries

For the year ended December 31, 2023, we had equity in earnings of unconsolidated subsidiaries of $40.8 million, compared to $26.4 million for the year ended December 31, 2022. The increase in equity in earnings is principally due to the improved operating performance of our rehabilitation businesses in which we are a minority owner.

Interest

Our term loan is subject to an interest rate cap, which limits the variable interest rate index to 1.0% on $2.0 billion of principal outstanding under the term loan. The Term SOFR rate was 5.35% at December 31, 2023, compared to the one-month LIBOR rate of 4.39% at December 31, 2022. The one-month LIBOR rate first exceeded 1.0% in June 2022 and the interest rate cap has since mitigated our exposure to increases in the one-month LIBOR and Term SOFR rates on the term loan. Interest expense was $198.6 million for the year ended December 31, 2023, compared to $169.1 million for the year ended December 31, 2022. The increase was due to higher average outstanding borrowings under our revolving facility during the year ended December 31, 2023, as well as an increase in the variable interest rate to the extent not mitigated by the interest rate cap.

Income Taxes

We recorded income tax expense of $82.6 million for the year ended December 31, 2023, which represented an effective tax rate of 21.6%. We recorded income tax expense of $62.6 million for the year ended December 31, 2022, which represented an effective tax rate of 24.0%. For the year ended December 31, 2023, the lower effective tax rate resulted from the release of a partial valuation allowance on state net operating losses as well as a benefit from the state deferred rate adjustment due to state tax rate changes.

Refer to Note 18 – Income Taxes of the notes to our consolidated financial statements included herein for the reconciliations of the statutory federal income tax rate to our effective income rate for the years ended December 31, 2023 and 2022.

Liquidity and Capital Resources

Cash Flows for the Years Ended December 31, 2021, 2022, and 2023

In the following, we discuss cash flows from operating activities, investing activities, and financing activities.

	For the Year Ended December 31,		
	2021	**2022**	**2023**
Cash flows provided by operating activities	$ 401,228	$ 284,825	$ 582,058
Cash flows used in investing activities	(256,594)	(226,339)	(268,477)
Cash flows used in financing activities	(647,385)	(34,890)	(327,481)
Net increase (decrease) in cash and cash equivalents	(502,751)	23,596	(13,900)
Cash and cash equivalents at beginning of period	577,061	74,310	97,906
Cash and cash equivalents at end of period	$ 74,310	$ 97,906	$ 84,006

Operating activities provided $582.1 million, $284.8 million, and $401.2 million of cash flows during the years ended December 31, 2023, 2022, and 2021, respectively. The increase in cash flows from operating activities for the year ended December 31, 2023, as compared to the year ended December 31, 2022, was principally due to a increase in our operating income and routine changes in net working capital. During the years ended December 31, 2022 and 2021, respectively, CMS recouped $83.8 million and $241.2 million of advance payments under the Accelerated and Advance Payment Program. During the years ended December 31, 2022 and 2021, we received $23.8 million and $43.1 million of payments under the Provider Relief Fund. The Accelerated and Advance Payment and Provider Relief Fund programs are described further in Note 21 – CARES Act.

Our days sales outstanding was 52 days at December 31, 2023, 55 days at December 31, 2022, and 52 days at December 31, 2021. Our days sales outstanding will fluctuate based upon variability in our collection cycles and patient volumes.

Investing activities used $268.5 million, $226.3 million, and $256.6 million of cash flows for the years ended December 31, 2023, 2022, and 2021, respectively. For the year ended December 31, 2023, the principal uses of cash were $229.2 million for purchases of property and equipment, and other assets, and $39.4 million for investments in and acquisitions of businesses. For the year ended December 31, 2022, the principal uses of cash were $190.4 million for purchases of property and equipment and $44.3 million for investments in and acquisitions of businesses. The cash outflows were offset in part by proceeds received from the sale of assets and business of $8.3 million. For the year ended December 31, 2021, the principal uses of cash were $180.5 million for purchases of property and equipment and $102.9 million for investments in and acquisitions of businesses. We also received proceeds from the sale of assets and business of $26.8 million.

Financing activities used $327.5 million of cash flows for the year ended December 31, 2023. The principal uses of cash were net payments of $165.0 million under our revolving facility, $63.9 million of dividend payments to common stockholders, and $63.5 million for distributions to and purchases of non-controlling interests.

Financing activities used $34.9 million of cash flows for the year ended December 31, 2022. The principal use of cash were $195.5 million for repurchases of common stock, $64.6 million of dividend payments to common stockholders, and $43.1 million for distributions to and purchases of non-controlling interests. We had net borrowings of $285.0 million under our revolving facility.

Financing activities used $647.4 million of cash flows for the year ended December 31, 2021. The principal use of cash was $660.7 million for the purchase of additional membership interests of Concentra Group Holdings Parent. Other uses of cash included $79.5 million for repurchases of common stock, $73.1 million for distributions to and purchases of non-controlling interests, and $50.6 million of dividend payments to common stockholders. We had borrowings of $160.0 million under our revolving facility.

Capital Resources

Working capital. We had net working capital of $9.2 million at December 31, 2023, compared to a net working capital of $116.2 million at December 31, 2022. The change in net working capital was due to routine working capital fluctuations.

A significant component of our net working capital is our accounts receivable. Collection of these accounts receivable is our primary source of cash and is critical to our liquidity and capital resources. Most of our patients are subject to healthcare coverage through third party payor arrangements, including Medicare and Medicaid. It is our general policy to verify healthcare coverage prior to providing services. We have credit risk associated with our accounts receivable; however, we believe there is a remote possibility of default with these payors.

Credit facilities. At December 31, 2023, Select had outstanding borrowings under its credit facilities consisting of a $2,092.5 million term loan (excluding unamortized original issue discounts and debt issuance costs of $15.3 million). At December 31, 2023, Select had $434.2 million of availability under its revolving facility after giving effect to $280.0 million of outstanding borrowings and $55.8 million of outstanding letters of credit.

Each calendar quarter, Select is required to pay each lender a commitment fee in respect of any unused commitments under the revolving facility, which is currently 0.50% per annum and subject to adjustment based on Select's leverage ratio, as specified in the credit agreement.

As of December 31, 2023, Select's leverage ratio (its ratio of total indebtedness to consolidated EBITDA for the prior four consecutive fiscal quarters), which is required to be maintained at less than 7.00 to 1.00 under the terms of the revolving facility, was 4.54 to 1.00. The Select credit agreement will require a prepayment of borrowings of 50% of excess cash flow, which will result in a payment of $79.1 million for the year ended December 31, 2023. The Company expects to have the borrowing capacity and intends to use borrowings under the Select revolving facility to make all or a portion of the required prepayment during the quarter ended March 31, 2024.

Our credit facilities also contain a number of other affirmative and restrictive covenants, including limitations on mergers, consolidations and dissolutions; sales of assets; investments and acquisitions; indebtedness; liens; affiliate transactions; and dividends and restricted payments. Our credit facilities contain events of default for non-payment of principal and interest when due (subject, as to interest, to a grace period), cross-default and cross-acceleration provisions and an event of default that would be triggered by a change of control.

6.250% senior notes. At December 31, 2023, Select had $1,225.0 million of 6.250% senior notes outstanding (excluding unamortized premium and debt issuance costs of $7.6 million).

The terms of the senior notes contains covenants that, among other things, limit Select's ability and the ability of certain of Select's subsidiaries to (i) grant liens on its assets, (ii) make dividend payments, other distributions or other restricted payments, (iii) incur restrictions on the ability of Select's restricted subsidiaries to pay dividends or make other payments, (iv) enter into sale and leaseback transactions, (v) merge, consolidate, transfer or dispose of substantially all of their assets, (vi) incur additional indebtedness, (vii) make investments, (viii) sell assets, including capital stock of subsidiaries, (ix) use the proceeds from sales of assets, including capital stock of restricted subsidiaries, and (x) enter into transactions with affiliates. These covenants are subject to a number of exceptions, limitations and qualifications.

Stock Repurchase Program. Holdings' Board of Directors has authorized a common stock repurchase program to repurchase up to $1.0 billion worth of shares of its common stock. The common stock repurchase program will remain in effect until December 31, 2025, unless further extended or earlier terminated by the Board of Directors. Stock repurchases under this program may be made in the open market or through privately negotiated transactions, and at times and in such amounts as Holdings deems appropriate. Holdings funds this program with cash on hand and borrowings under its revolving facility. During the year ended December 31, 2023, Holdings did not repurchase shares under the program. Since the inception of the program through December 31, 2023, Holdings has repurchased 48,234,823 shares at a cost of approximately $600.3 million, or $12.45 per share, which includes transaction costs. On August 16, 2022, Congress passed the Inflation Reduction Act of 2022, which enacted a 1% excise tax on stock repurchases that exceed $1.0 million, effective January 1, 2023.

Use of Capital Resources. We may from time to time pursue opportunities to develop new joint venture relationships with large, regional health systems and other healthcare providers. We also intend to open new outpatient rehabilitation clinics and occupational health centers in local areas that we currently serve where we can benefit from existing referral relationships and brand awareness to produce incremental growth. In addition to our development activities, we may grow through opportunistic acquisitions.

Liquidity

We believe our internally generated cash flows and borrowing capacity under our revolving facility will allow us to finance our operations in both the short and long term. As of December 31, 2023, we had cash and cash equivalents of $84.0 million and $434.2 million of availability under our revolving facility, after giving effect to $280.0 million of outstanding borrowings and $55.8 million of outstanding letters of credit.

Our material cash requirements from known contractual and other obligations include:

i.   *Debt payments, including finance lease payments* – Our expected principal payments total $3,665.7 million, with $70.3 million payable within the next twelve months. We intend to refinance our long-term indebtedness before it matures. Refer to Note 11 – Long-Term Debt and Notes Payable of the notes to our consolidated financial statements included herein for additional information.

ii. *Interest payments* – Our expected interest payments on the 6.250% senior notes, term loan, and revolving facility total $756.3 million, with $210.6 million payable within the next twelve months.

Interest payments for the 6.250% senior notes were calculated using the stated interest rate. Interest payments for the revolving facility were calculated using 8.1%, the interest rate in effect at December 31, 2023. Interest payments on the portion of the term loan which is subject to the provisions of our interest rate cap agreement were calculated using a rate of 4.2%. Interest payments on principal not subject to the provisions of the interest rate cap agreement were calculated using a rate of 8.3%. Our interest rate cap contract is discussed further in Item 7A. "*Quantitative and Qualitative Disclosures about Market Risk.*"

iii. *Operating lease payments* – Our expected operating lease payments total $1,670.1 million, with $313.2 million payable within the next twelve months. Refer to Note 6 – Leases of the notes to our consolidated financial statements included herein for additional information.

iv. *Purchase, construction, and other commitments* – Our expected payments related to purchase, construction, and other obligations total $225.7 million, with $120.2 million payable within the next twelve months. Our purchase obligations primarily relate to software licensing and support agreements which specify all significant contractual terms and are legally binding and enforceable. Our construction commitments are described further in Note 20 – Commitments and Contingencies.

v.   *Insurance liabilities* – Our expected payments related to our insurance liabilities, including those for workers' compensation and professional malpractice liabilities, total $179.1 million, with $73.7 million payable within the next twelve months. The amounts payable within the next twelve months are recorded in accrued other in the consolidated balance sheet as of December 31, 2023. The remaining amounts are recorded in other non-current liabilities.

vi. Other current liabilities recorded in the consolidated balance sheet as of December 31, 2023, such as accounts payable and accrued expenses, which are not specifically identified above.

We may from time to time seek to retire or purchase our outstanding debt through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions, tender offers or otherwise. Such repurchases or exchanges, if any, may be funded from operating cash flows or other sources and will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Dividend

On February 16, 2023, May 3, 2023, August 2, 2023, and November 2, 2023, our Board of Directors declared a cash dividend of $0.125 per share. On March 15, 2023, May 31, 2023, September 1, 2023, and November 28, 2023, cash dividends totaling $15.9 million, $15.9 million, $16.0 million, and $16.0 million were paid.

On February 13, 2024, our Board of Directors declared a cash dividend of $0.125 per share. The dividend will be payable on or about March 13, 2024, to stockholders of record as of the close of business on March 1, 2024.

Effects of Inflation

The healthcare industry is labor intensive and our largest expenses are labor related costs. Wage and other expenses increase during periods of inflation and when labor shortages occur in the marketplace. We have recently experienced higher labor costs related to the current inflationary environment and competitive labor market. In addition, suppliers have passed along rising costs to us in the form of higher prices. We cannot predict our ability to pass along cost increases to our customers.

Recent Accounting Pronouncements

Refer to Note 1 – Organization and Significant Accounting Policies of the notes to our consolidated financial statements included herein for information regarding recent accounting pronouncements.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk.*

We are subject to interest rate risk in connection with our variable rate long-term indebtedness. Our principal interest rate exposure relates to the loans outstanding under our credit facilities, which bear interest rates that are indexed against Term SOFR.

As of December 31, 2023, Select had outstanding borrowings under its credit facilities consisting of a $2,092.5 million term loan (excluding unamortized original issue discount and debt issuance costs of $15.3 million) and $280.0 million of borrowings under its revolving facility.

In order to mitigate our exposure to rising interest rates, we have an interest rate cap which limits the Term SOFR rate to 1.0% on $2.0 billion of principal outstanding under our term loan. The agreement applies to interest payments through September 30, 2024. The Term SOFR rate was 5.35% at December 31, 2023. As of December 31, 2023, $92.5 million of our term loan borrowings were subject to variable interest rates. Subsequent to the expiration of our interest rate cap on September 30, 2024, all of our term loan borrowings will be subject to variable interest rates.

As of December 31, 2023, a 0.25% change in market interest rates would impact the interest expense on our variable rate debt by approximately $2.2 million per year, which includes the impact of the expiration of the interest rate cap on September 30, 2024.

Item 8. *Financial Statements and Supplementary Data.*

See Consolidated Financial Statements and Notes thereto commencing at Page F-1.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered in this report. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures, including the accumulation and communication of disclosure to our principal executive officer and principal financial officer as appropriate to allow timely decisions regarding disclosure, are effective as of December 31, 2023, to provide reasonable assurance that material information required to be included in our periodic SEC reports is recorded, processed, summarized, and reported within the time periods specified in the relevant SEC rules and forms.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934) identified in connection with the evaluation required by Rule 13a-15(d) of the Securities Exchange Act of 1934 that occurred during the fourth quarter of the year ended December 31, 2023, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there is only reasonable assurance that our controls will succeed in achieving their goals under all potential future conditions.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over our financial reporting. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, management has conducted an assessment, including testing, using the criteria of "Internal Control—Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission, or "COSO," as of December 31, 2023. Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control—Integrated Framework (2013)" issued by COSO. Based on this assessment, management concludes that, as of December 31, 2023, internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. The effectiveness of the Company's internal control over financial reporting as of December 31, 2023, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm as stated in their report which appears herein.

Item 9B. *Other Information.*

Rule 10b5-1 Trading Plans

During the year ended December 31, 2023, none of our directors or executive officers adopted or terminated any contract, instruction, or written plan for the purchase or sale of our securities to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any non-Rule 10b5-1 trading arrangement.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.*

None.

Item 10. *Directors, Executive Officers and Corporate Governance.*

The information regarding directors and nominees for directors of the Company, including identification of the audit committee and audit committee financial expert, and Compliance with Section 16(a) of the Exchange Act is presented under the headings "Corporate Governance—Committees of the Board of Directors" and "Election of Directors—Directors and Nominees" in the Company's definitive proxy statement for use in connection with the 2024 Annual Meeting of Stockholders (the "Proxy Statement") to be filed within 120 days after the end of the Company's fiscal year ended December 31, 2023. The information contained under these headings is incorporated herein by reference. Information regarding the executive officers of the Company is included in this annual report on Form 10-K under Item 1 of Part I as permitted by the Instruction to Item 401 of Regulation S-K.

We have adopted a written code of business conduct and ethics, known as our Code of Conduct, which applies to all of our directors, officers, and employees, as well as a Code of Ethics applicable to our senior financial officers, including our Chief Executive Officer, our Chief Financial Officer and our Chief Accounting Officer. Our Code of Conduct and Code of Ethics for senior financial officers are available on our website, www.selectmedicalholdings.com. Our Code of Conduct and Code of Ethics for senior financial officers may also be obtained by contacting investor relations at (717) 972-1100. Any amendments to our Code of Conduct or Code of Ethics for senior financial officers or waivers from the provisions of the codes for our Chief Executive Officer, our Chief Financial Officer and our Chief Accounting Officer will be disclosed on our website promptly following the date of such amendment or waiver.

Item 11. *Executive Compensation.*

Information concerning executive compensation is presented under the headings "Executive Compensation Discussion and Analysis" and "Human Capital and Compensation Committee Report" in the Proxy Statement. The information contained under these headings is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

Information with respect to security ownership of certain beneficial owners and management is set forth under the heading "Security Ownership of Certain Beneficial Owners and Directors and Officers" in the Proxy Statement. The information contained under this heading is incorporated herein by reference.

Equity Compensation Plan Information

Set forth in the table below is a list of all of our equity compensation plans and the number of securities to be issued on exercise of equity rights, average exercise price, and number of securities that would remain available under each plan if outstanding equity rights were exercised as of December 31, 2023.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(c)
Equity compensation plans approved by security holders:			
Select Medical Holdings Corporation 2020 Equity Incentive Plan	—	—	1,477,956
Equity compensation plans not approved by security holders	—	—	—

Item 13. *Certain Relationships, Related Transactions and Director Independence.*

Information concerning related transactions is presented under the heading "Certain Relationships, Related Transactions and Director Independence" in the Proxy Statement. The information contained under this heading is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services.*

Information concerning principal accountant fees and services is presented under the heading "Ratification of Appointment of Independent Registered Public Accounting Firm" in the Proxy Statement. The information contained under this heading is incorporated herein by reference.

Item 15. *Exhibits and Financial Statement Schedules.*

a. The following documents are filed as part of this report:

   i.   Financial Statements: See Index to Financial Statements appearing on page F-1 of this report.

   ii. Financial Statement Schedule: See Schedule II—Valuation and Qualifying Accounts appearing on page F-39 of this report.

   iii. The following exhibits are filed as part of, or incorporated by reference into, this report:

Number	Description
3.1	Amended and Restated Certificate of Incorporation of Select Medical Corporation, incorporated by reference to Exhibit 3.1 of Select Medical Corporation's Form S-4 filed June 15, 2005 (Reg. No. 001-31441).
3.2	Form of Restated Certificate of Incorporation of Select Medical Holdings Corporation, incorporated by reference to Exhibit 3.3 of Select Medical Holdings Corporation's Form S-1/A filed September 21, 2009 (Reg. No. 333-152514).
3.3	Amended and Restated Bylaws of Select Medical Corporation, incorporated herein by reference to Exhibit 3.2 of the Quarterly Report on Form 10-Q of Select Medical Holdings Corporation and Select Medical Corporation filed on October 30, 2014 (Reg. Nos. 001-34465 and 001-31441).
3.4	Amended and Restated Bylaws of Select Medical Holdings Corporation, as amended, incorporated herein by reference to Exhibit 3.4 of the Annual Report on Form 10-K of Select Medical Holdings Corporation and Select Medical Corporation filed on February 26, 2016 (Reg. Nos. 001-34465 and 001-31441).
4.1	Indenture, dated as of August 1, 2019, by and among Select Medical Corporation, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated herein by reference to Exhibit 4.1 of the Current Report on Form 8-K of Select Medical Holdings Corporation on August 1, 2019 (Reg. No. 001-34465).
4.2	Forms of 6.250% Senior Notes due 2026, incorporated herein by reference to Exhibit 4.1 of the Current Report on Form 8-K of Select Medical Holdings Corporation on August 1, 2019 (Reg. No. 001-34465).
4.3	Description of Registrant's Securities, incorporated herein by reference to Exhibit 4.3 of Select Medical Holdings Corporation's Annual Report on Form 10-K for the fiscal year December 31, 2019, filed on February 20, 2020 (Reg. No. 001-34465).
10.1	Employment Agreement, dated as of March 1, 2000, between Select Medical Corporation and Rocco A. Ortenzio, incorporated by reference to Exhibit 10.16 of Select Medical Corporation's Registration Statement on Form S-1 filed October 27, 2000 (Reg. No. 333-48856).
10.2	Amendment No. 1 to Employment Agreement, dated as of August 8, 2000, between Select Medical Corporation and Rocco A. Ortenzio, incorporated by reference to Exhibit 10.17 of Select Medical Corporation's Registration Statement on Form S-1 filed October 27, 2000 (Reg. No. 333-48856).
10.3	Amendment No. 2 to Employment Agreement, dated as of February 23, 2001, between Select Medical Corporation and Rocco A. Ortenzio, incorporated by reference to Exhibit 10.47 of Select Medical Corporation's Registration Statement on Form S-1 March 30, 2001 (Reg. No. 333-48856).
10.4	Amendment No. 3 to Employment Agreement, dated as of April 24, 2001, between Select Medical Corporation and Rocco A. Ortenzio, incorporated by reference to Exhibit 10.50 of Select Medical Corporation's Registration Statement on Form S-4 filed June 26, 2001 (Reg. No. 333-63828).
10.5	Amendment No. 4 to Employment Agreement, dated as of September 17, 2001, between Select Medical Corporation and Rocco A. Ortenzio, incorporated by reference to Exhibit 10.52 of Select Medical Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (Reg. No. 000-32499).
10.6	Amendment No. 5 to Employment Agreement, dated as of February 24, 2005, between Select Medical Corporation and Rocco A. Ortenzio, incorporated by reference to Exhibit 10.10 of Select Medical Corporation's Form S-4 filed June 16, 2005 (Reg. No. 333-125846).
10.7	Employment Agreement, dated as of March 1, 2000, between Select Medical Corporation and Robert A. Ortenzio, incorporated by reference to Exhibit 10.14 of Select Medical Corporation's Registration Statement on Form S-1 filed October 27, 2000 (Reg. No. 333-48856).
10.8	Amendment No. 1 to Employment Agreement, dated as of August 8, 2000, between Select Medical Corporation and Robert A. Ortenzio, incorporated by reference to Exhibit 10.15 of Select Medical Corporation's Registration Statement on Form S-1 filed October 27, 2000 (Reg. No. 333-48856).
10.9	Amendment No. 2 to Employment Agreement, dated as of February 23, 2001, between Select Medical Corporation and Robert A. Ortenzio, incorporated by reference to Exhibit 10.48 of Select Medical Corporation's Registration Statement on Form S-1 filed March 30, 2001 (Reg. No. 333-48856).
10.10	Amendment No. 3 to Employment Agreement, dated as of September 17, 2001, between Select Medical Corporation and Robert A. Ortenzio, incorporated by reference to Exhibit 10.53 of Select Medical Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (Reg. No. 000-32499).

Number	Description
10.11	Amendment No. 4 to Employment Agreement, dated as of December 10, 2004, between Select Medical Corporation and Robert A. Ortenzio, incorporated by reference to Exhibit 99.3 of Select Medical Corporation's Current Report on Form 8-K filed December 16, 2004 (Reg. No. 001-31441).
10.12	Amendment No. 5 to Employment Agreement, dated as of February 24, 2005, between Select Medical Corporation and Robert A. Ortenzio, incorporated by reference to Exhibit 10.16 of Select Medical Corporation's Form S-4 filed June 16, 2005 (Reg. No. 333-125846).
10.13	Change of Control Agreement, dated as of March 1, 2000, between Select Medical Corporation and Martin F. Jackson, incorporated by reference to Exhibit 10.11 of Select Medical Corporation's Registration Statement on Form S-1 filed October 27, 2000 (Reg. No. 333-48856).
10.14	Amendment to Change of Control Agreement, dated as of February 23, 2001, between Select Medical Corporation and Martin F. Jackson, incorporated by reference to Exhibit 10.52 of Select Medical Corporation's Registration Statement on Form S-1 filed March 30, 2001 (Reg. No. 333-48856).
10.15	Second Amendment to Change of Control Agreement, dated as of February 24, 2005, between Select Medical Corporation and Martin F. Jackson, incorporated by reference to Exhibit 10.24 of Select Medical Corporation's Form S-4 filed June 16, 2005 (Reg. No. 333-125846).
10.16	Change of Control Agreement, dated as of March 1, 2000, between Select Medical Corporation and Michael E. Tarvin, incorporated by reference to Exhibit 10.22 of Select Medical Corporation's Registration Statement on Form S-1 filed October 27, 2000 (Reg. No. 333-48856).
10.17	Amendment to Change of Control Agreement, dated as of February 23, 2001, between Select Medical Corporation and Michael E. Tarvin, incorporated by reference to Exhibit 10.54 of Select Medical Corporation's Registration Statement on Form S-1 filed March 30, 2001 (Reg. No. 333-48856).
10.18	Second Amendment to Change of Control Agreement, dated as of February 24, 2005, between Select Medical Corporation and Michael E. Tarvin, incorporated by reference to Exhibit 10.39 of Select Medical Corporation's Form S-4 filed June 16, 2005 (Reg. No. 333-125846).
10.19	Office Lease Agreement, dated as of June 17, 1999, between Select Medical Corporation and Old Gettysburg Associates III, incorporated by reference to Exhibit 10.27 of Select Medical Corporation's Registration Statement on Form S-1 filed October 27, 2000 (Reg. No. 333-48856).
10.20	First Addendum to Lease Agreement, dated as of April 25, 2008, between Old Gettysburg Associates III and Select Medical Corporation, incorporated by reference to Exhibit 10.65 of Select Medical Holdings Corporation's Form S-1 filed July 24, 2008 (Reg. No. 333-152514).
10.21	Second Addendum to Lease Agreement, dated as of November 1, 2012, between Old Gettysburg Associates III LP and Select Medical Corporation, incorporated by reference to Exhibit 10.37 of the Annual Report on Form 10-K of Select Medical Holdings Corporation and Select Medical Corporation filed on February 26, 2013 (Reg. Nos. 001-34465 and 001-31441).
10.22	Office Lease Agreement, dated August 25, 2006, between Old Gettysburg Associates IV, L.P. and Select Medical Corporation, incorporated by reference to Exhibit 10.1 of Select Medical Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (Reg. No. 001-31441).
10.23	First Addendum to Lease Agreement, dated as of November 1, 2012, between Old Gettysburg Associates IV LP and Select Medical Corporation, incorporated by reference to Exhibit 10.39 of the Annual Report on Form 10-K of Select Medical Holdings Corporation and Select Medical Corporation filed on February 26, 2013 (Reg. Nos. 001-34465 and 001-31441).
10.24	Office Lease Agreement, dated November 1, 2012, by and between Select Medical Corporation and Old Gettysburg Associates, incorporated by reference to Exhibit 10.40 of the Annual Report on Form 10-K of Select Medical Holdings Corporation and Select Medical Corporation filed on February 26, 2013 (Reg. Nos. 001-34465 and 001-31441).
10.25	Office Lease Agreement, dated November 1, 2012, by and between Select Medical Corporation and Old Gettysburg Associates II, LP, incorporated by reference to Exhibit 10.41 of the Annual Report on Form 10-K of Select Medical Holdings Corporation and Select Medical Corporation filed on February 26, 2013 (Reg. Nos. 001-34465 and 001-31441).
10.26	Amendment No. 6 to Employment Agreement between Select Medical Corporation and Rocco A. Ortenzio, incorporated by reference to Exhibit 10.95 of Select Medical Holdings Corporation's Form S-1/A filed June 18, 2009 (Reg. No. 333-152514).
10.27	Amendment No. 6 to Employment Agreement between Select Medical Corporation and Robert A. Ortenzio, incorporated by reference to Exhibit 10.96 of Select Medical Holdings Corporation's Form S-1/A filed June 18, 2009 (Reg. No. 333-152514).
10.28	Third Amendment to Change of Control Agreement between Select Medical Corporation and Michael E. Tarvin, incorporated by reference to Exhibit 10.100 of Select Medical Holdings Corporation's Form S-1/A filed June 18, 2009 (Reg. No. 333-152514).
10.29	Third Amendment to Change of Control Agreement between Select Medical Corporation and Martin F. Jackson, incorporated by reference to Exhibit 10.103 of Select Medical Holdings Corporation's Form S-1/A filed June 18, 2009 (Reg. No. 333-152514).

Number	Description
10.30	Employment Agreement, dated September 13, 2010, by and between Select Medical Corporation and David S. Chernow, incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K of Select Medical Holdings Corporation and Select Medical Corporation filed on September 15, 2010. (Reg. Nos. 001-34465 and 001-31441).
10.31	Amendment No. 1 to Employment Agreement, dated March 21, 2011, between Select Medical Corporation and David S. Chernow, incorporated herein by reference to Exhibit 10.8 of the Quarterly Report on Form 10-Q of Select Medical Holdings Corporation and Select Medical Corporation filed on May 5, 2011. (Reg. Nos. 001-34465 and 001-31441).
10.32	Amendment No. 7 to Employment Agreement, dated November 10, 2010, by and between Select Medical Corporation and Rocco A. Ortenzio, incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K of Select Medical Holdings Corporation and Select filed on November 15, 2010. (Reg. Nos. 001-34465 and 001-31441).
10.33	Amendment No. 7 to Employment Agreement, dated November 10, 2010, by and between Select Medical Corporation and Robert A. Ortenzio, incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K of Select Medical Holdings Corporation and Select filed on November 15, 2010. (Reg. Nos. 001-34465 and 001-31441).
10.34	Fourth Amendment to Change of Control Agreement, dated March 8, 2011, between Select Medical Corporation and Martin F. Jackson, incorporated herein by reference to Exhibit 10.111 of the Annual Report on Form 10-K of Select Medical Holdings Corporation and Select Medical Corporation filed on March 9, 2011 (Reg. Nos. 001-34465 and 001-31441).
10.35	Amendment No. 8 to Employment Agreement, dated March 8, 2011, between Select Medical Corporation and Robert A. Ortenzio, incorporated herein by reference to Exhibit 10.112 of the Annual Report on Form 10-K of Select Medical Holdings Corporation and Select Medical Corporation filed on March 9, 2011 (Reg. Nos. 001-34465 and 001-31441).
10.36	Amendment No. 8 to Employment Agreement, dated March 8, 2011, between Select Medical Corporation and Rocco A. Ortenzio, incorporated herein by reference to Exhibit 10.113 of the Annual Report on Form 10-K of Select Medical Holdings Corporation and Select Medical Corporation filed on March 9, 2011 (Reg. Nos. 001-34465 and 001-31441).
10.37	Fourth Amendment to Change of Control Agreement, dated March 8, 2011, between Select Medical Corporation and Michael E. Tarvin, incorporated herein by reference to Exhibit 10.117 of the Annual Report on Form 10-K of Select Medical Holdings Corporation and Select Medical Corporation filed on March 9, 2011 (Reg. Nos. 001-34465 and 001-31441).
10.38	Office Lease Agreement, dated October 30, 2014, between Century Park Investments, L.P. and Select Medical Corporation, incorporated herein by reference to Exhibit 10.80 of the Annual Report on Form 10-K of Select Medical Holdings Corporation and Select Medical Corporation filed on February 25, 2015 (Reg. Nos. 001-34465 and 001-31441).
10.39	First Amendment to Lease Agreement, dated February 24, 2016, between Old Gettysburg II, LP and Select Medical Corporation, incorporated herein by reference to Exhibit 10.82 of the Annual Report on Form 10-K of Select Medical Holdings Corporation and Select Medical Corporation filed February 26, 2016 (Reg. Nos. 001-34465 and 001-31441).
10.40	Second Amendment to the Lease Agreement, dated June 1, 2016, between Old Gettysburg II, LP and Select Medical Corporation, incorporated herein by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q of Select Medical Holdings Corporation and Select Medical Corporation filed August 4, 2016 (Reg. Nos. 001-34465 and 001-31441).
10.41	Third Amendment to the Lease Agreement, dated September 19, 2016, between Old Gettysburg II, LP and Select Medical Corporation, incorporated herein by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q of Select Medical Holdings Corporation and Select Medical Corporation filed November 3, 2016 (Reg. Nos. 001-34465 and 001-31441).
10.42	Office Lease Agreement, dated October 28, 2016, between Select Medical Corporation and Old Gettysburg Associates V, L.P., incorporated herein by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q of Select Medical Holdings Corporation and Select Medical Corporation filed November 3, 2016 (Reg. Nos. 001-34465 and 001-31441).
10.43	First Amendment to the Lease Agreement, dated November 15, 2016, between Old Gettysburg Associates and Select Medical Corporation, incorporated herein by reference to Exhibit 10.75 of the Annual Report on Form 10-K of Select Medical Holdings Corporation and Select Medical Corporation filed February 23, 2017 (Reg. Nos. 001-34465 and 001-31441).
10.44	Select Medical Holdings Corporation 2016 Equity Incentive Plan, incorporated herein by reference to Appendix A of the Definitive Proxy Statement on Schedule 14A of Select Medical Holdings Corporation filed March 3, 2016 (Reg. No. 001-34465).

Number	Description
10.45	Form of Restricted Stock Award Agreement under the Select Medical Holdings Corporation 2016 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.77 of the Annual Report on Form 10-K of Select Medical Holdings Corporation and Select Medical Corporation filed February 23, 2017 (Reg. Nos. 001-34465 and 001-31441).
10.46	Credit Agreement, dated as of March 6, 2017, among Select Medical Holdings Corporation, Select Medical Corporation, JPMorgan Chase Bank, N.A., as Administrative and Collateral Agent, Wells Fargo Securities, LLC and Deutsche Bank Securities Inc., as CoSyndication Agents and RBC Capital Markets, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs Bank USA, PNC Bank, National Association and Morgan Stanley Senior Funding, Inc., as Co-Documentation Agents and the other lenders and issuing banks party thereto, incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K of Select Medical Holdings Corporation and Select Medical Corporation filed on March 7, 2017 (Reg. Nos. 001- 34465 and 001-31441).
10.47	Change of Control Agreement, dated February 16, 2017, between Select Medical Corporation and John A. Saich, incorporated herein by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q of Select Medical Holdings Corporation and Select Medical Corporation filed May 4, 2017 (Reg. Nos. 001- 34465 and 001-31441).
10.48	Second Amendment to Lease Agreement, dated as of May 30, 2017, between Old Gettysburg Associates and Select Medical Corporation, incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q of Select Medical Holdings Corporation and Select Medical Corporation filed August 3, 2017 (Reg. Nos. 001-34465 and 001-31441).
10.49	Amendment No. 1, dated March 22, 2018, to the Credit Agreement, dated March 6, 2017, by and among Select Medical Holdings Corporation, Select Medical Corporation, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, and the other lenders and issuing banks party thereto, incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K of Select Medical Holdings Corporation and Select Medical Corporation filed March 23, 2018 (Reg. Nos. 001-34465 and 001-31441).
10.50	Amendment No. 2, dated October 26, 2018, to the Credit Agreement, dated March 6, 2017, by and among Select Medical Holdings Corporation, Select Medical Corporation, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, and the other lenders and issuing banks party thereto, as amended by Amendment No. 1, dated as of March 22, 2018, incorporated herein by reference to Exhibit 10.1 of Current Report on Form 8-K of Select Medical Holdings Corporation and Select Medical Corporation filed October 31, 2018 (Reg. Nos. 001-34465 and 001-31441).
10.51	Office Lease Agreement, dated as of October 24, 2018, between 207 Associates and Independence Avenue Investments, LLC and Select Medical Corporation, incorporated herein by reference to Exhibit 10.71 of the Annual Report on Form 10-K of Select Medical Holdings Corporation and Select Medical Corporation filed on February 21, 2019 (Reg. Nos. 001-34465 and 001-31441).
10.52	Amendment No. 3, dated August 1, 2019, to the Credit Agreement, dated March 6, 2017, by and among Select Medical Holdings Corporation, Select Medical Corporation, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, and the other lenders and issuing banks party thereto, as amended by Amendment No. 1, dated as of March 22, 2018, and Amendment No. 2, dated as of October 26, 2018, incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K of Select Medical Holdings Corporation filed August 1, 2019 (Reg. No. 001-34465).
10.53	First Lien Term Loan Credit Agreement, dated December 10, 2019, by and among Select Medical Corporation, Concentra Inc. and Concentra Holdings, Inc., incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K of Select Medical Holdings Corporation filed December 11, 2019 (Reg. No. 001-34465).
10.54	Select Medical Holdings Corporation 2020 Equity Incentive Plan, incorporated herein by reference to Appendix A of the Definitive Proxy Statement on Schedule 14A of Select Medical Holdings Corporation filed March 4, 2020 (Reg. No. 001-34465).
10.55	Form of Restricted Stock Award Agreement under the Select Medical Holdings Corporation 2020 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.71 of the Annual Report on Form 10-K of Select Medical Holdings Corporation filed on February 25, 2021 (Reg. No. 001-34465).
10.56	First Amendment to Lease Agreement, dated as of April 24, 2020, between 225 Grandview Investors, LLC and Select Medical Corporation, incorporated herein by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q of Select Medical Holdings Corporation filed on July 30, 2020 (Reg. No. 001-34465).
10.57	Third Addendum to Lease Agreement, dated as of May 5, 2020, between Old Gettysburg Associates III, LP and Select Medical Corporation, incorporated herein by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q of Select Medical Holdings Corporation filed on July 30, 2020 (Reg. No. 001-34465).
10.58	Change of Control Agreement, dated February 18, 2021, between Select Medical Corporation and Thomas P. Mullin, incorporated herein by reference to Exhibit 10.75 of the Annual Report on Form 10-K of Select Medical Holdings Corporation filed on February 25, 2021 (Reg. No. 001-34465).
10.59	Amendment No. 5, dated June 2, 2021, to the Credit Agreement, dated March 6, 2017, by and among Select Medical Holdings Corporation, Select Medical Corporation, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, and the other lenders and issuing banks party thereto, as amended by Amendment No. 1, dated as of March 22, 2018, Amendment No. 2, dated as of October 26, 2018, Amendment No. 3, dated as of August 1, 2019 and Amendment No. 4, dated as of December 10, 2019, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, filed on June 4, 2021 (Reg. No. 001-34465).

Number	Description
10.60	First Addendum to Lease Agreement, dated as of July 21, 2021, between Old Gettysburg Associates V, LP and Select Medical Corporation, incorporated herein by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q of Select Medical Holdings Corporation filed on November 4, 2021 (Reg. No. 001-34465).
10.61	Letter Agreement, dated August 6, 2021, between Robert A. Ortenzio and Select Medical Corporation, incorporated herein by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q of Select Medical Holdings Corporation filed on November 4, 2021 (Reg. No. 001-34465).
10.62	First Amendment to Lease Agreement, dated as of August 9, 2021, between Century Park Investments, LP and Select Medical Corporation, incorporated herein by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q of Select Medical Holdings Corporation filed on November 4, 2021 (Reg. No. 001-34465).
10.63	Fourth Amendment to Lease Agreement, dated as of December 28, 2021, between Old Gettysburg Associates II, LP and Select Medical Corporation incorporated herein by reference to Exhibit 10.81 of the Annual Report on Form 10-K of Select Medical Holdings Corporation filed on February 24, 2022 (Reg. No. 001-34465).
10.64	Second Addendum to Lease Agreement, dated as of December 1, 2022, between Old Gettysburg Associates IV LP and Select Medical Corporation, incorporated herein by reference to Exhibit 10.69 of the Annual Report on Form 10-K of Select Medical Holdings Corporation filed on February 23, 2023 (Reg No. 001-34465).
10.65	Third Amendment to Lease Agreement, dated as of December 1, 2022, between Old Gettysburg Associates and Select Medical Corporation, incorporated herein by reference to Exhibit 10.70 of the Annual Report on Form 10-K of Select Medical Holdings Corporation filed on February 23, 2023 (Reg. No. 001-34465).
10.66	Fifth Amendment to Lease Agreement, dated as of December 1, 2022, between Old Gettysburg Associates II, LP and Select Medical Corporation, incorporated herein by reference to Exhibit 10.71 of the Annual Report on Form 10-K of Select Medical Holdings Corporation filed on February 23, 2023 (Reg No. 001-34465).
10.67	Fourth Addendum to Lease Agreement, dated as of December 1, 2022, between Old Gettysburg Associates III, LP and Select Medical Corporation, incorporated herein by reference to Exhibit 10.72 of the Annual Report on Form 10-K of Select Medical Holdings Corporation filed on February 23, 2023 (Reg. No. 001-34465).
10.68	Amendment No. 6, dated February 21, 2023, to the Credit Agreement, dated March 6, 2017, by and among Select Medical Holdings Corporation, Select Medical Corporation, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, and the other lenders and issuing banks party thereto, as amended by Amendment No. 1, dated as of March 22, 2018, Amendment No. 2 dated as of October 26, 2018, Amendment No. 3, dated as of August 1, 2019, Amendment No. 4, dated as of December 10, 2019 and Amendment No. 5, dated as of June 2, 2021, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, filed on February 22, 2023 (Reg. No. 001-34465).
10.69	Amendment No. 7, dated May 31, 2023, to the Credit Agreement, dated March 6, 2017, by and among Select Medical Holdings Corporation, Select Medical Corporation, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, and the other lenders and issuing banks party thereto, as amended by Amendment No. 1, dated as of March 22, 2018, Amendment No. 2 dated as of October 26, 2018, Amendment No. 3, dated as of August 1, 2019, Amendment No. 4, dated as of December 10, 2019, Amendment No. 5, dated as of June 2, 2021 and Amendment No. 6, dated as of February 21, 2023, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, filed on June 6, 2023 (Reg. No. 001-34465).
10.70	Amendment No. 8, dated July 31, 2023, to the Credit Agreement, dated March 6, 2017, by and among Select Medical Holdings Corporation, Select Medical Corporation, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, and the other lenders and issuing banks party thereto, as amended by Amendment No. 1, dated as of March 22, 2018, Amendment No. 2 dated as of October 26, 2018, Amendment No. 3, dated as of August 1, 2019, Amendment No. 4, dated as of December 10, 2019, Amendment No. 5, dated as of June 2, 2021, Amendment No. 6, dated as of February 21, 2023 and Amendment No. 7, dated as of May 31, 2023, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, filed on August 1, 2023 (Reg. No. 001-34465).
10.71	Amendment No. 9, dated August 31, 2023, to the Credit Agreement, dated March 6, 2017, by and among Select Medical Holdings Corporation, Select Medical Corporation, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, and the other lenders and issuing banks party thereto, as amended by Amendment No. 1, dated as of March 22, 2018, Amendment No. 2 dated as of October 26, 2018, Amendment No. 3, dated as of August 1, 2019, Amendment No. 4, dated as of December 10, 2019, Amendment No. 5, dated as of June 2, 2021, Amendment No. 6, dated as of February 21, 2023, Amendment No. 7, dated as of May 31, 2023 and Amendment No. 8, dated as of July 31, 2023, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, filed on September 1, 2023 (Reg. No. 001-34465).
10.72	Offer Letter, by and between Select and Christopher S. Weigl, dated April 22, 2022, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, filed on March 1, 2023 (Reg. No. 001-34465).
10.73	Change of Control Agreement, dated as of November 6, 2023, between Select Medical Corporation and Michael F. Malatesta.
21.1	Subsidiaries of Select Medical Holdings Corporation.
23	Consent of PricewaterhouseCoopers LLP.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Executive Vice President and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer, and Executive Vice President and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Select Medical Holdings Corporation Compensation Recovery Policy.
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

The representations, warranties, and covenants contained in the agreements set forth in this Exhibit Index were made only as of specified dates for the purposes of the applicable agreement, were made solely for the benefit of the parties to such agreement, and may be subject to qualifications and limitations agreed upon by the parties. In particular, the representations, warranties, and covenants contained in such agreement were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts, and may have been qualified by confidential disclosures. Such representations, warranties, and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and to reports and documents filed with the SEC. Accordingly, investors should not rely on such representations, warranties, and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties, and covenants may change after the date of such agreement, which subsequent information may or may not be fully reflected in the parties' public disclosures.

Item 16. *Form 10-K Summary.*

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


SELECT MEDICAL HOLDINGS CORPORATION

By: /s/ MICHAEL E. TARVIN
Michael E. Tarvin
(Senior Executive Vice President, General Counsel and Secretary)


Date: February 22, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated as of February 22, 2024.

/s/ ROCCO A. ORTENZIO Rocco A. Ortenzio *Director, Vice Chairman and Co-Founder*	/s/ ROBERT A. ORTENZIO Robert A. Ortenzio *Director, Executive Chairman and Co-Founder*
/s/ DAVID S. CHERNOW David S. Chernow *Chief Executive Officer* *(principal executive officer)*	/s/ MICHAEL F. MALATESTA Michael F. Malatesta *Executive Vice President, Chief Financial Officer* *(principal financial officer)*
/s/ CHRISTOPHER S. WEIGL Christopher S. Weigl *Senior Vice President, Controller & Chief Accounting Officer* *(principal accounting officer)*	/s/ RUSSELL L. CARSON Russell L. Carson *Director*
/s/ WILLIAM H. FRIST, M.D. William H. Frist, M.D. *Director*	/s/ JAMES S. ELY III James S. Ely III *Director*
/s/ DANIEL J. THOMAS Daniel J. Thomas *Director*	/s/ THOMAS A. SCULLY Thomas A. Scully *Director*
/s/ KATHERINE R. DAVISSON Katherine R. Davisson *Director*	/s/ MARILYN B. TAVENNER Marilyn B. Tavenner *Director*
/s/ PARVINDERJIT S. KHANUJA Parvinderjit S. Khanuja *Director*	

(This page has been left blank intentionally.)

SELECT MEDICAL HOLDINGS CORPORATION

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Select Medical Holdings Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Select Medical Holdings Corporation and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations, of comprehensive income, of changes in equity and income and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)(ii) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of patient accounts receivable

As described in Note 1 to the consolidated financial statements, substantially all of the Company's accounts receivable is related to providing healthcare services to patients. These services are paid for primarily by federal and state governmental authorities, managed care health plans, commercial insurance companies, workers' compensation programs, and employer-directed programs. As of December 31, 2023, accounts receivable of the Company totaled approximately $940.3 million. As disclosed by management, accounts receivable is reported at an amount equal to the amount management expects to collect for providing healthcare services to its patients. This amount is inclusive of management's estimate of factors such as implicit discounts and other adjustments, which are estimated using historical experience.

The principal considerations for our determination that performing procedures relating to the valuation of patient accounts receivable is a critical audit matter are the significant judgment by management in estimating accounts receivable at an amount equal to the consideration management expects to receive, which in turn led to a high degree of auditor judgment, subjectivity and audit effort in performing procedures and evaluating the audit evidence obtained in relation to the valuation of patient accounts receivable.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's valuation of patient accounts receivable, including controls over management's valuation approach, assumptions and data used to estimate patient accounts receivable. These procedures also included, among others: (i) evaluating management's process for developing its estimate of patient accounts receivable; (ii) testing the completeness, accuracy, and relevance of the underlying data used to estimate patient accounts receivable, including historical billing and reimbursement data; (iii) evaluating the historical accuracy of management's process for developing the estimate of the amount which management expects to collect by comparing actual cash receipts related to patient accounts receivable balances which existed as of the prior period balance sheet date; and (iv) for the Outpatient Rehabilitation segment, developing an independent expectation of the net accounts receivable balance. Developing an independent expectation involved calculating the percentage of cash collections as compared to the corresponding revenue transactions either throughout the year or as of the end of the prior year, applying those calculated percentages to the recorded accounts receivable balance as of December 31, 2023, and comparing the calculated balance to management's estimate of the Outpatient Rehabilitation net accounts receivable balance.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 22, 2024

We have served as the Company's auditor since 2005.

PART I FINANCIAL INFORMATION

ITEM 1. CONSOLIDATED FINANCIAL STATEMENTS

Select Medical Holdings Corporation

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	December 31, 2022	December 31, 2023
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 97,906	$ 84,006
Accounts receivable	941,312	940,335
Prepaid income taxes	31,868	22,726
Current portion of interest rate cap contract	74,857	58,962
Other current assets	125,370	151,617
Total Current Assets	1,271,313	1,257,646
Operating lease right-of-use assets	1,169,740	1,188,616
Property and equipment, net	1,001,440	1,023,561
Goodwill	3,484,200	3,513,170
Identifiable intangible assets, net	351,662	329,916
Interest rate cap contract, net of current portion	45,200	—
Other assets	341,738	376,722
Total Assets	$ 7,665,293	$ 7,689,631
LIABILITIES AND EQUITY		
Current Liabilities:		
Overdrafts	$ 31,961	$ 30,274
Current operating lease liabilities	236,784	245,400
Current portion of long-term debt and notes payable	44,351	70,329
Accounts payable	186,729	174,312
Accrued payroll	209,789	238,768
Accrued vacation	150,695	157,748
Accrued interest	29,837	32,472
Accrued other	264,525	297,663
Income taxes payable	480	1,499
Total Current Liabilities	1,155,151	1,248,465
Non-current operating lease liabilities	1,008,394	1,025,867
Long-term debt, net of current portion	3,835,211	3,587,675
Non-current deferred tax liability	169,793	143,306
Other non-current liabilities	106,137	110,303
Total Liabilities	6,274,686	6,115,616
Commitments and contingencies (Note 20)		
Redeemable non-controlling interests	34,043	26,297
Stockholders' Equity:		
Common stock, $0.001 par value, 700,000,000 shares authorized, 127,173,871 and 128,369,492 shares issued and outstanding at 2022 and 2023, respectively	127	128
Capital in excess of par	452,183	493,413
Retained earnings	581,010	751,856
Accumulated other comprehensive income	88,602	42,907
Total Stockholders' Equity	1,121,922	1,288,304
Non-controlling interests	234,642	259,414
Total Equity	1,356,564	1,547,718
Total Liabilities and Equity	$ 7,665,293	$ 7,689,631

The accompanying notes are an integral part of these consolidated financial statements.

Select Medical Holdings Corporation
Consolidated Statements of Operations
(in thousands, except per share amounts)

	For the Year Ended December 31,		
	2021	2022	2023
Revenue	$ 6,204,515	$ 6,333,538	$ 6,664,058
Costs and expenses:			
Cost of services, exclusive of depreciation and amortization	5,285,149	5,600,161	5,732,017
General and administrative	146,975	153,035	170,193
Depreciation and amortization	202,645	205,825	208,742
Total costs and expenses	5,634,769	5,959,021	6,110,952
Other operating income	144,028	28,766	1,768
Income from operations	713,774	403,283	554,874
Other income and expense:			
Loss on early retirement of debt	—	—	(14,692)
Equity in earnings of unconsolidated subsidiaries	44,428	26,407	40,813
Gain on sale of businesses	2,155	—	—
Interest income	5,350	—	—
Interest expense	(135,985)	(169,111)	(198,639)
Income before income taxes	629,722	260,579	382,356
Income tax expense	129,773	62,553	82,625
Net income	499,949	198,026	299,731
Less: Net income attributable to non-controlling interests	97,724	39,032	56,240
Net income attributable to Select Medical Holdings Corporation	$ 402,225	$ 158,994	$ 243,491
Earnings per common share (Note 19):			
Basic and diluted	$ 2.98	$ 1.23	$ 1.91

The accompanying notes are an integral part of these consolidated financial statements.

Select Medical Holdings Corporation
Consolidated Statements of Comprehensive Income
(in thousands)

	For the Year Ended December 31,		
	2021	2022	2023
Net income	$ 499,949	$ 198,026	$ 299,731
Other comprehensive income (loss), net of tax:			
Gain on interest rate cap contract	14,270	90,730	15,783
Reclassification adjustment for (gains) losses included in net income	39	(14,410)	(61,478)
Net change, net of tax expense of $(4,799), $(24,658) and $(15,202)	14,309	76,320	(45,695)
Comprehensive income	514,258	274,346	254,036
Less: Comprehensive income attributable to non-controlling interests	97,724	39,032	56,240
Comprehensive income attributable to Select Medical Holdings Corporation	$ 416,534	$ 235,314	$ 197,796

The accompanying notes are an integral part of these consolidated financial statements.

Select Medical Holdings Corporation
Consolidated Statements of Changes in Equity and Income
(in thousands)

	Common Stock Issued	Common Stock Par Value	Capital in Excess of Par	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Non-controlling Interests	Total Equity
					Total Stockholders' Equity			
Balance at December 31, 2020	134,850	$ 135	$ 509,128	$ 553,244	$ (2,027)	$ 1,060,480	$ 192,493	$ 1,252,973
Net income attributable to Select Medical Holdings Corporation				402,225		402,225		402,225
Net income attributable to non-controlling interests						—	47,571	47,571
Cash dividends declared for common stockholders ($0.375 per share)				(50,600)		(50,600)		(50,600)
Issuance of restricted stock	1,363	1	(1)			—		—
Forfeitures of unvested restricted stock	(18)	0	0			—		—
Vesting of restricted stock			28,798			28,798		28,798
Repurchase of common shares	(2,311)	(2)	(33,322)	(46,152)		(79,476)		(79,476)
Issuance of non-controlling interests			3,646			3,646	17,540	21,186
Non-controlling interests acquired in business combination						—	11,153	11,153
Distributions to and purchases of non-controlling interests			(3,757)	(15,440)		(19,197)	(52,961)	(72,158)
Redemption value adjustment on non-controlling interests				(250,083)		(250,083)		(250,083)
Other comprehensive income					14,309	14,309		14,309
Other			(178)	57		(121)	125	4
Balance at December 31, 2021	133,884	$ 134	$ 504,314	$ 593,251	$ 12,282	$ 1,109,981	$ 215,921	$ 1,325,902
Net income attributable to Select Medical Holdings Corporation				158,994		158,994		158,994
Net income attributable to non-controlling interests						—	31,460	31,460
Cash dividends declared for common stockholders ($0.50 per share)				(64,589)		(64,589)		(64,589)
Issuance of restricted stock	1,642	1	(1)			—		—
Forfeitures of unvested restricted stock	(98)	0	0	64		64		64
Vesting of restricted stock			35,550			35,550		35,550
Repurchase of common shares	(8,255)	(8)	(87,838)	(107,682)		(195,528)		(195,528)
Issuance of non-controlling interests			665			665	9,505	10,170
Non-controlling interests acquired in business combination, measurement period adjustment						—	12,463	12,463
Distributions to and purchases of non-controlling interests			(507)	(2,450)		(2,957)	(34,707)	(37,664)
Redemption value adjustment on non-controlling interests				3,385		3,385		3,385
Other comprehensive income					76,320	76,320		76,320
Other				37		37		37
Balance at December 31, 2022	127,173	$ 127	$ 452,183	$ 581,010	$ 88,602	$ 1,121,922	$ 234,642	$ 1,356,564
Net income attributable to Select Medical Holdings Corporation				243,491		243,491		243,491
Net income attributable to non-controlling interests						—	48,153	48,153
Cash dividends declared for common stockholders ($0.50 per share)				(63,904)		(63,904)		(63,904)
Issuance of restricted stock	1,651	1	(1)			—		—
Forfeitures of unvested restricted stock	(12)	0	0	12		12		12
Vesting of restricted stock			43,619			43,619		43,619
Repurchase of common shares	(443)	0	(5,184)	(7,575)		(12,759)		(12,759)
Issuance of non-controlling interests			1,870			1,870	21,181	23,051
Non-controlling interests acquired in business combination						—	9,007	9,007
Distributions to and purchases of non-controlling interests			927	(2,672)		(1,745)	(53,569)	(55,314)
Redemption value adjustment on non-controlling interests				1,527		1,527		1,527
Other comprehensive income					(45,695)	(45,695)		(45,695)
Other			(1)	(33)		(34)		(34)
Balance at December 31, 2023	128,369	$ 128	$ 493,413	$ 751,856	$ 42,907	$ 1,288,304	$ 259,414	$ 1,547,718

The accompanying notes are an integral part of these consolidated financial statements.

Select Medical Holdings Corporation
Consolidated Statements of Cash Flows
(in thousands)

	For the Year Ended December 31,		
	2021	2022	2023
Operating activities			
Net income	$ 499,949	$ 198,026	$ 299,731
Adjustments to reconcile net income to net cash provided by operating activities:			
Distributions from unconsolidated subsidiaries	37,002	21,911	23,417
Depreciation and amortization	202,645	205,825	208,742
Provision for expected credit losses	236	174	1,030
Equity in earnings of unconsolidated subsidiaries	(44,428)	(26,407)	(40,813)
Loss on extinguishment of debt	—	—	175
Gain on sale of assets and businesses	(2,409)	(2,714)	(57)
Stock compensation expense	30,940	37,755	43,809
Amortization of debt discount, premium and issuance costs	2,217	2,272	2,647
Deferred income taxes	5,055	7,521	(16,119)
Changes in operating assets and liabilities, net of effects of business combinations:			
Accounts receivable	23,101	(52,183)	1,156
Other current assets	(2,418)	(4,866)	(29,374)
Other assets	(7,196)	16,491	10,031
Accounts payable	53,392	(48,042)	(6,412)
Accrued expenses	(73,159)	12,839	84,095
Government advances	(241,185)	(83,790)	—
Unearned government assistance	(82,514)	13	—
Net cash provided by operating activities	401,228	284,825	582,058
Investing activities			
Business combinations, net of cash acquired	(81,911)	(26,987)	(29,567)
Purchases of property, equipment, and other assets	(180,537)	(190,372)	(229,200)
Investment in businesses	(20,967)	(17,323)	(9,873)
Proceeds from sale of assets and businesses	26,821	8,343	163
Net cash used in investing activities	(256,594)	(226,339)	(268,477)
Financing activities			
Borrowings on revolving facilities	160,000	1,120,000	905,000
Payments on revolving facilities	—	(835,000)	(1,070,000)
Proceeds from term loans	—	—	2,092,232
Payments on term loans	—	—	(2,113,952)
Borrowings of other debt	33,013	25,666	31,399
Principal payments on other debt	(39,668)	(35,594)	(46,946)
Dividends paid to common stockholders	(50,600)	(64,589)	(63,904)
Repurchase of common stock	(79,476)	(195,528)	(12,759)
Increase (decrease) in overdrafts	42,353	(10,392)	(1,687)
Proceeds from issuance of non-controlling interests	20,732	9,530	22,935
Distributions to and purchases of non-controlling interests	(73,081)	(43,107)	(63,531)
Purchase of membership interests of Concentra Group Holdings Parent (Note 2)	(660,658)	(5,876)	(6,268)
Net cash used in financing activities	(647,385)	(34,890)	(327,481)
Net increase (decrease) in cash and cash equivalents	(502,751)	23,596	(13,900)
Cash and cash equivalents at beginning of period	577,061	74,310	97,906
Cash and cash equivalents at end of period	$ 74,310	$ 97,906	$ 84,006
Supplemental information:			
Cash paid for interest, excluding amounts received of $19,584 and $82,818 under the interest rate cap contract for the years ended December 31, 2022 and 2023, respectively.	$ 132,203	$ 183,453	$ 272,261
Cash paid for taxes	181,184	32,290	88,510
Non-cash investing and financing activities:			
Liabilities for purchases of property and equipment	$ 23,441	$ 51,529	$ 18,403

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Significant Accounting Policies

Business Description

The consolidated financial statements of Select Medical Holdings Corporation ("Holdings") include the accounts of its wholly owned subsidiary, Select Medical Corporation ("Select"). Holdings conducts substantially all of its business through Select and its subsidiaries. Holdings and Select and its subsidiaries are collectively referred to as the "Company."

The Company is, based on number of facilities, one of the largest operators of critical illness recovery hospitals, rehabilitation hospitals, outpatient rehabilitation clinics, and occupational health centers in the United States. As of December 31, 2023, the Company had operations in 46 states and the District of Columbia. As of December 31, 2023, the Company operated 107 critical illness recovery hospitals, 33 rehabilitation hospitals, 1,933 outpatient rehabilitation clinics, 544 occupational health centers, and 150 onsite clinics at employer worksites.

The Company operates through four business segments: the critical illness recovery hospital segment, the rehabilitation hospital segment, the outpatient rehabilitation segment, and the Concentra segment. The Company's critical illness recovery hospital segment consists of hospitals designed to serve the needs of patients recovering from critical illnesses, often with complex medical needs, and the rehabilitation hospital segment consists of hospitals designed to serve patients that require intensive physical rehabilitation care. Patients are typically admitted to the Company's critical illness recovery hospitals and rehabilitation hospitals from general acute care hospitals. The Company's outpatient rehabilitation segment consists of clinics that provide physical, occupational, and speech rehabilitation services. The Company's Concentra segment consists of occupational health centers that provide workers' compensation injury care, physical therapy, and consumer health services and onsite clinics located at employer worksites that deliver occupational health services.

Recent Accounting Guidance Not Yet Adopted

Leases

In March 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-01, *Leases (Topic 842): Common Control Arrangements*, which requires companies to amortize leasehold improvements associated with related party leases under common control over the useful life of the leasehold improvement to the common control group. The ASU is effective for annual reporting periods beginning on or after December 15, 2023; however, early adoption is permitted. The ASU can either be applied prospectively or retrospectively.

The Company will adopt this ASU using the prospective method of transition as of January 1, 2024. ASU 2023-01 will not have a material impact on the Company's consolidated financial statements upon adoption.

Segment Reporting

In November 2023, FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which is intended to improve disclosure of segment information so that investors can better understand an entity's overall performance. The ASU requires entities to quantitatively disclose significant segment expenses that are regularly provided to the chief operating decision maker for each reportable segment, as well as the amount of other segment items for each reportable segment and a description of what the other segment items are comprised. Disclosure of multiple measures of profit or loss will be permitted by the ASU.

The ASU is effective for annual reporting periods beginning on or after December 15, 2023, and interim periods with fiscal years beginning after December 15, 2024; however, early adoption is permitted. The ASU is required to be applied retrospectively to all periods presented in the financial statements. The Company is currently reviewing the impact that ASU 2023-07 will have on the disclosures in our consolidated financial statements.

1.   Organization and Significant Accounting Policies (Continued)

Income Taxes

In December 2023, FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which is intended to improve the transparency and decision usefulness of income tax disclosures. The ASU includes enhanced requirements on the rate reconciliation, including specific categories that must be disclosed, and provides a threshold over which reconciling items must be disclosed. The amendments in the update also require annual disclosure of income taxes paid, disaggregated by federal, state, and foreign taxes, as well as any individual jurisdictions in which income taxes paid is greater than 5% of total income taxes paid.

The ASU is effective for annual periods beginning after December 15, 2023; however early adoption is permitted. The ASU can be applied either prospectively or retrospectively. The Company is currently reviewing the impact that ASU 2023-09 will have on the disclosures in our consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Estimates and assumptions are used for, but not limited to: revenue recognition, allowances for expected credit losses, estimated useful lives of assets, the fair value of goodwill and intangible assets, the fair value of derivatives, amounts payable for self-insured losses, and the computation of income taxes. Future events and their effects cannot be predicted with certainty; accordingly, the Company's accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of the financial statements will change as new events occur, as more experience is acquired, as additional information is obtained, and as the Company's operating environment changes. The Company's management evaluates and updates assumptions and estimates on an ongoing basis. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of Holdings, Select, and the subsidiaries and variable interest entities in which the Company has a controlling financial interest. All intercompany balances and transactions are eliminated in consolidation.

Variable Interest Entities

Certain states prohibit the "corporate practice of medicine," which restricts the Company from owning medical practices which directly employ physicians and from exercising control over medical decisions by physicians. In these states, the Company enters into long-term management agreements with medical practices that are owned by licensed physicians which, in turn, employ or contract with physicians who provide professional medical services in certain of its occupational health centers and clinics. The agreements provide for the Company to direct the transfer of ownership of the medical practices to new licensed physicians at any time. Based on the provisions of the management agreements, the medical practices are variable interest entities for which the Company is the primary beneficiary.

Non-Controlling Interests

The ownership interests held by outside parties in subsidiaries controlled by the Company are classified as non-controlling interests. Net income or loss is attributed to the Company's non-controlling interests. Some of the Company's non-controlling ownership interests consist of outside parties that have certain redemption rights that, if exercised, require the Company to purchase the parties' ownership interests. These interests are classified and reported as redeemable non-controlling interests and have been adjusted to their approximate redemption values, after the attribution of net income or loss.

1. Organization and Significant Accounting Policies (Continued)

Earnings per Share

The Company's capital structure includes common stock and unvested restricted stock awards. To compute earnings per share ("EPS"), the Company applies the two-class method because the Company's unvested restricted stock awards are participating securities which are entitled to participate equally with the Company's common stock in undistributed earnings. Application of the Company's two-class method is as follows:

(i) Net income attributable to the Company is reduced by the amount of dividends declared and by the contractual amount of dividends that must be paid for the current period for each class of stock, if any.

(ii) The remaining undistributed net income of the Company is then equally allocated to its common stock and unvested restricted stock awards, as if all of the earnings for the period had been distributed. The total net income allocated to each security is determined by adding both distributed and undistributed net income for the period.

(iii) The net income allocated to each security is then divided by the weighted average number of outstanding shares for the period to determine the EPS for each security considered in the two-class method.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are stated at cost which approximates fair value.

Accounts Receivable

Substantially all of the Company's accounts receivable is related to providing healthcare services to patients. These services are paid for primarily by federal and state governmental authorities, managed care health plans, commercial insurance companies, workers' compensation programs, and employer-directed programs. The Company's general policy is to verify insurance coverage prior to the date of admission for patients admitted to its critical illness recovery hospitals and rehabilitation hospitals. Within the Company's outpatient rehabilitation clinics, insurance coverage is verified prior to the patient's visit. Within the Company's Concentra centers, insurance coverage is verified or an authorization is received from the patient's employer prior to the patient's visit.

The Company performs periodic assessments to determine if an allowance for expected credit losses is necessary. The Company considers its incurred loss experience and adjusts for known and expected events and other circumstances. In estimating its expected credit losses, the Company may consider changes in the length of time its receivables have been outstanding, changes in credit ratings for its payors, requests from payors to alter payment terms due to financial difficulty, and notices of payor bankruptcies or payors entering receivership. Because the Company's accounts receivable is typically paid for by highly-solvent, creditworthy payors, such as Medicare, other governmental programs, and highly-regulated commercial insurers on behalf of the patient, the Company's credit losses have been infrequent and insignificant in nature. Amounts recognized for allowances for expected credit losses are immaterial to the consolidated financial statements.

Leases

The Company evaluates whether a contract is or contains a lease at the inception of the contract. Upon lease commencement, the date on which a lessor makes the underlying asset available to the Company for use, the Company classifies the lease as either an operating or finance lease. Most of the Company's facility leases are classified as operating leases.

A right-of-use asset represents the Company's right to use an underlying asset for the lease term while the lease liability represents an obligation to make lease payments arising from a lease. Right-of-use assets and lease liabilities are measured at the present value of the remaining fixed lease payments at lease commencement. As most of the Company's leases do not specify an implicit rate, the Company uses its incremental borrowing rate, which coincides with the lease term at the commencement of a lease, in determining the present value of its remaining lease payments. The Company's leases may also specify extension or termination clauses; these options are factored into the measurement of the lease liability when it is reasonably certain that the Company will exercise the option. Right-of-use assets also include any prepaid lease payments and initial direct costs, less any lease incentive received, at the lease commencement date.

1.   Organization and Significant Accounting Policies (Continued)

The Company has elected to account for lease and non-lease components, such as common area maintenance, as a single lease component for its facility leases. As a result, the fixed payments that would otherwise be allocated to the non-lease components are accounted for as lease payments and are included in the measurement of the Company's right-of-use asset and lease liability.

For the Company's operating leases, lease expense, a component of cost of services and general and administrative expense in the consolidated statements of operations, is recognized on a straight-line basis over the lease term. For the Company's finance leases, interest expense on the lease liability is recognized using the effective interest method and amortization expense related to the right-of-use asset is recognized on a straight-line basis over the shorter of the estimated useful life of the asset or the lease term. The Company also makes variable lease payments which are expensed as incurred. These payments relate to changes in indexes or rates after the lease commencement date, as well as property taxes, insurance, and common area maintenance which were not fixed at lease commencement. This expense is a component of cost of services and general and administrative expense in the consolidated statements of operations.

The Company may enter into arrangements to sublease portions of its facilities and the Company typically retains the obligation to the lessor under these arrangements. The Company's subleases are classified as operating leases; accordingly, the Company continues to account for the original leases as it did prior to commencement of the subleases. Sublease income, a component of cost of services in the consolidated statements of operations, is recognized on a straight-line basis, as a reduction to lease expense, over the term of the sublease.

The Company elected the short-term lease exemption for equipment leases; accordingly, equipment leases with terms of 12 months or less are not recorded in the consolidated balance sheets. For these leases, the Company recognizes lease payments on a straight-line basis over the lease term and lease payments are expensed as incurred. These expenses are included as components of cost of services in the consolidated statements of operations.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Maintenance and repairs of property and equipment are expensed as incurred. Improvements that increase the estimated useful life of an asset are capitalized. Direct internal and external costs of developing software for internal use, including programming and enhancements, are capitalized and depreciated over the estimated useful lives once the software is placed in service. Capitalized software costs are included within furniture and equipment. Software training costs, maintenance, and repairs are expensed as incurred. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the term of the lease, as appropriate. The general range of useful lives is as follows:

Land improvements	5 – 25 years
Leasehold improvements	1 – 20 years
Buildings	40 years
Building improvements	5 – 40 years
Furniture and equipment	1 – 20 years

The Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets or asset groups may not be recoverable. If the expected undiscounted future cash flows are less than the carrying amount of such assets or asset groups, the Company recognizes an impairment loss to the extent the carrying amount exceeds its estimated fair value.

1. **Organization and Significant Accounting Policies (Continued)**

Intangible Assets

Goodwill and indefinite-lived identifiable intangible assets

Goodwill and other indefinite-lived intangible assets are recognized primarily as the result of business combinations. Goodwill is assigned to reporting units based upon the specific nature of the business acquired or, when a business combination contains business components related to more than one reporting unit, goodwill is assigned to each reporting unit based upon an allocation determined by the relative fair values of the business acquired. When the Company disposes of a business, the Company allocates a portion of the reporting unit's goodwill to that business based on the relative fair values of the portion of the reporting unit being disposed of and the portion of the reporting unit remaining. If the Company's reporting units are reorganized, the Company reassigns goodwill based on the relative fair values of the new reporting units.

Goodwill and other indefinite-lived intangible assets are not amortized, but instead are subject to periodic impairment evaluations. The Company has elected to perform its annual impairment tests as of October 1. The Company also tests for impairment when events or conditions indicate that goodwill may be impaired. Events or conditions which might suggest impairment could include a significant change in the business environment, the regulatory environment, or legal factors; a current period operating or cash flow loss combined with a history of such losses or a projection of continuing losses; or a sale or disposition of a significant portion of a reporting unit.

The Company may assess qualitatively whether goodwill is more likely than not impaired or perform a quantitative impairment test. When performing a qualitative assessment, the Company considers relevant events or circumstances that affect the fair value or carrying amount of a reporting unit. If goodwill is more likely than not impaired, the Company must then complete a quantitative analysis. When performing a quantitative impairment test, the Company considers both the income and market approach in estimating the fair values of its reporting units. If the carrying value of a reporting unit exceeds its fair value, an impairment charge is recognized equal to the difference between the carrying amount of the reporting unit and its fair value, not to exceed the carrying value of goodwill of the reporting unit.

At December 31, 2023, the Company's other indefinite-lived intangible assets consist of trademarks, certificates of need, and accreditations. To determine the fair values of its trademarks, the Company uses a relief from royalty income approach. For the Company's certificates of need and accreditations, the Company performs qualitative assessments. As part of these assessments, the Company evaluates the current business environment, regulatory environment, legal and other company-specific factors. If it is more likely than not that the fair values are less than the carrying values, the Company will then perform a quantitative impairment assessment.

The Company's most recent impairment assessments were completed as of October 1, 2023. The Company did not identify any instances of impairment with respect to goodwill or other indefinite-lived intangible assets.

Finite-lived identifiable intangible assets

Finite-lived intangible assets are amortized based on the pattern in which the economic benefits are consumed or otherwise depleted. If such a pattern cannot be reliably determined, finite-lived intangible assets are amortized on a straight-line basis over their estimated lives. Management believes that the below estimated useful lives are reasonable based on the economic factors applicable to each class of finite-lived intangible asset. The general range of useful lives is as follows:

Customer relationships	5 – 15 years
Non-compete agreements	1 – 15 years

The Company's finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets or asset groups may not be recoverable. If the expected undiscounted future cash flows are less than the carrying amount of such assets or asset groups, the Company recognizes an impairment loss to the extent the carrying amount exceeds its estimated fair value.

1. Organization and Significant Accounting Policies (Continued)

Equity Method Investments

The Company applies the equity method of accounting for investments in which the Company has the ability to exercise significant influence over the operating and financial policies of the investee, but does not possess a controlling financial interest in the investee. These investments are recorded at their original cost and adjusted periodically to recognize the Company's share of the investees' net income or losses after the date of investment. Generally, the Company will discontinue applying the equity method when its share of net losses from the investee exceed the carrying amount of the Company's investment. In these instances, the Company resumes accounting for the investment under the equity method if the investee subsequently reports net income and the Company's share of that net income exceeds the share of the net losses not recognized during the period the equity method was suspended. The Company evaluates its equity method investments for impairment when events or circumstances suggest that the carrying amount of the investment may not be recoverable. If the Company determines that an equity method investment is other than temporarily impaired, it records an impairment charge equal to the difference between the investment's carrying amount and its fair value.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements. Deferred tax assets and liabilities are determined on the basis of the differences between the book and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company also recognizes the future tax benefits from net operating loss carryforwards as deferred tax assets. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company evaluates the realizability of deferred tax assets and reduces those assets using a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Among the factors used to assess the likelihood of realization are projections of future taxable income streams, the expected timing of the reversals of existing temporary differences, and the impact of tax planning strategies that could be implemented to avoid the potential loss of future tax benefits.

Reserves for uncertain tax positions are established for exposure items related to various federal and state tax matters. Income tax reserves are recorded when an exposure is identified and when, in the opinion of management, it is more likely than not that a tax position will not be sustained and the amount of the liability can be estimated.

Insurance Risk Programs

Under a number of the Company's insurance programs, which include the Company's employee health insurance, workers' compensation, and professional malpractice liability insurance programs, the Company is liable for a portion of its losses before it can attempt to recover from the applicable insurance carrier. The Company accrues for losses under an occurrence-based approach whereby the Company estimates the losses that will be incurred in a respective accounting period and accrues that estimated liability using actuarial methods. These programs are monitored quarterly and estimates are revised as necessary to take into account additional information. The Company also records insurance proceeds receivable for liabilities which exceed the Company's deductibles and self-insured retention limits and are recoverable through its insurance policies.

Revenue Recognition

Patient Service Revenues

Patient service revenues are recognized at an amount equal to the consideration the Company expects to be entitled to in exchange for providing healthcare services to its patients. Amounts owed for services provided are the obligations of the Company's patients and can be paid for by third-party payors, including health insurers, government programs, and other payors on the patient's behalf. Most of the Company's patients are subject to healthcare coverage through a third-party payor arrangement. Given the nature and extent of third-party payor arrangements, the Company disaggregates its revenue by the following payor categories:

1. Organization and Significant Accounting Policies (Continued)

Medicare: Medicare is a federal program that provides medical insurance benefits to persons age 65 and over, some disabled persons, and persons with end stage renal disease. The Company determines the transaction price for services provided to patients who are Medicare beneficiaries using Medicare's prospective payment systems and other payment methods. The expected payment is determined by the level of clinical services provided and is sensitive to the patient's length of stay.

Non-Medicare: Non-Medicare payor sources include, but are not limited to, insurance companies (including Medicare Advantage plans), state Medicaid programs, workers' compensation programs, health maintenance organizations, preferred provider organizations, other managed care companies and employers, as well as patients themselves. The transaction price for services provided to non-Medicare patients includes amounts prescribed by state and federal fee schedules, negotiated contract amounts, or usual and customary amounts associated with the specific payor or based on the service provided. The Company applies the portfolio approach in determining revenues for certain homogeneous non-Medicare patient populations.

The Company's principal revenue source comes from providing healthcare services to patients. For patients treated within the Company's outpatient rehabilitation clinics and Concentra centers, performance obligations are generally satisfied upon completion of the patient's visit. For patients treated within the Company's critical illness recovery and rehabilitation hospitals, the Company's performance obligation is satisfied over the duration of the patient's stay. As such, the Company recognizes revenue over the patient's stay in amounts which are commensurate with the level of services provided to the patient. Any differences between the Company's estimates of the transaction price, which may be impacted by various factors as described further below, and the payment received upon a patient's discharge would be recognized as revenue in the period in which this change becomes known; such adjustments are not significant. The Company has an obligation to continue delivering treatment to patients admitted in the Company's critical illness recovery and rehabilitation hospitals at the end of each reporting period. These performance obligations are typically satisfied in the subsequent month following the reporting period. The Company has elected the optional exemption which allows for the exclusion of disclosures regarding the transaction price allocated to unsatisfied performance obligations of contracts with a duration of less than one year.

Revenue earned from providing services to patients is variable in nature, as the Company is required to make judgments which impact the transaction price, such as a patient's condition and length of stay. These factors, among others, impact the payment the Company expects to receive for providing services. Variable consideration included in the transaction price is inclusive of the Company's estimates of implicit discounts and other adjustments related to timely filing and documentation denials, out of network adjustments, and medical necessity denials, which are estimated using the Company's historical experience. The Company is also subject to regular post-payment inquiries, investigations, and audits of the claims it submits for services provided. Some claims can take several years for resolution and may result in adjustments to the transaction price. Management includes in its estimates of the transaction price its expectations for these types of adjustments such that the amount of cumulative revenue recognized will not be subject to significant reversal in future periods. Historically, adjustments arising from a change in the transaction price have not been significant.

Other Revenues

The Company recognizes revenue for other services it provides, which principally consist of management and employee leasing services provided under contractual arrangements with related parties affiliated with the Company and non-affiliated healthcare institutions. The Company accounts for management and employee leasing services as single performance obligations satisfied over time. The transaction price is variable in nature and the Company recognizes revenue in amounts which are commensurate with the level of services provided during the period. The Company's transaction price is determined such that the amount of cumulative revenue recognized will not be subject to significant reversal in future periods.

2. Redeemable Non-Controlling Interests

The Company's redeemable non-controlling interests are comprised of common shares held by equity holders other than the Company in eight less than wholly owned subsidiaries. These shares are subject to redemption rights.

Prior to December 31, 2022, the Company's redeemable non-controlling interests were primarily comprised of the voting membership interests held by equity holders other than the Company in Concentra Group Holdings Parent. During the years ended December 31, 2021, 2022, and 2023, Select and members of Concentra Group Holdings Parent entered into agreements pursuant to which Select acquired additional outstanding membership interests of Concentra Group Holdings Parent for $660.7 million, $5.9 million, and $6.3 million respectively. As of December 31, 2021, Select owned 100.0% of the outstanding voting membership interests of Concentra Group Holdings Parent. As of December 31, 2023, Concentra Group Holdings Parent is wholly owned by Select.

The changes in redeemable non-controlling interests are as follows:

	For the Year Ended December 31,		
	2021	**2022**	**2023**
	(in thousands)		
Balance as of January 1	$ 398,171	$ 39,033	$ 34,043
Net income attributable to redeemable non-controlling interests	50,153	7,572	8,087
Distributions to and purchases of redeemable non-controlling interests	(911)	(5,443)	(8,217)
Redemption value adjustment on redeemable non-controlling interests	250,083	(3,385)	(1,527)
Purchase of membership interests of Concentra Group Holdings Parent	(660,658)	(5,876)	(6,268)
Other	2,195	2,142	179
Balance as of December 31	$ 39,033	$ 34,043	$ 26,297

3. Credit Risk and Payor Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash balances and accounts receivable. The Company's excess cash is held with large financial institutions. The Company grants unsecured credit to its patients, most of whom reside in the service area of the Company's facilities and are insured under third-party payor agreements.

Because of the diversity in the Company's non-governmental third-party payor base, as well as their geographic dispersion, accounts receivable due from the Medicare program represent the Company's only significant concentration of credit risk. Approximately 19% and 17% of the Company's accounts receivable is due from Medicare at December 31, 2022 and 2023, respectively.

Revenues from providing services to patients covered under the Medicare program represented approximately 23%, 23%, and 22% of the Company's total revenue for the years ended December 31, 2021, 2022, and 2023, respectively. As a provider of services under the Medicare program, the Company is subject to extensive regulations. The inability of any of the Company's critical illness recovery hospitals, rehabilitation hospitals, or outpatient rehabilitation clinics to comply with Medicare regulations can result in the Company receiving significantly less Medicare payments than the Company currently receives for the services it provides to its patients.

4. Acquisitions

During the year ended December 31, 2021, the Company made acquisitions consisting of critical illness recovery hospital, rehabilitation hospital, outpatient rehabilitation, and Concentra businesses. The consideration given for these acquired businesses consisted principally of $89.7 million of cash and the issuance of $23.6 million of non-controlling interests. The Company allocated the purchase price of these acquired businesses to assets acquired, principally cash, accounts receivable, property and equipment, and operating lease right-of-use assets, and liabilities assumed based on their estimated fair values. The Company recognized goodwill of $59.9 million, $9.4 million, $7.7 million, and $8.6 million in our critical illness recovery hospital, rehabilitation hospital, outpatient rehabilitation, and Concentra reporting units, respectively.

4.   **Acquisitions (Continued)**

During the year ended December 31, 2022, the Company made acquisitions consisting of critical illness recovery hospital, outpatient rehabilitation, and Concentra businesses. The consideration given for these acquired businesses consisted principally of $27.0 million of cash. The Company allocated the purchase price of these acquired businesses to assets acquired and liabilities assumed, principally property and equipment and operating lease right-of-use assets and lease liabilities, based on their estimated fair values. The Company recognized goodwill of $6.5 million, $10.9 million, and $4.7 million in our critical illness recovery hospital, outpatient rehabilitation, and Concentra reporting units, respectively.

During the year ended December 31, 2023, the Company made acquisitions consisting of critical illness recovery hospital, rehabilitation hospital, outpatient rehabilitation, and Concentra businesses. The consideration given for these acquired businesses consisted principally of $29.6 million of cash and the issuance of $9.0 million of non-controlling interests. The Company allocated the purchase price of these acquired businesses to assets acquired and liabilities assumed, principally property and equipment and operating lease right-of-use assets and lease liabilities, based on their estimated fair values. The Company recognized goodwill of $6.6 million, $16.2 million, $2.3 million, and $3.9 million in our critical illness recovery hospital, rehabilitation hospital, outpatient rehabilitation, and Concentra reporting units, respectively.

5.   **Variable Interest Entities**

As of December 31, 2022 and 2023, the total assets of the Company's variable interest entities were $232.1 million and $246.4 million, respectively, and are principally comprised of accounts receivable. As of December 31, 2022 and 2023, the total liabilities of the Company's variable interest entities were $78.8 million and $84.3 million, respectively, and are principally comprised of accounts payable and accrued expenses. These variable interest entities have obligations payable for services received under their management agreements with the Company of $158.3 million and $161.8 million as of December 31, 2022 and 2023, respectively; these intercompany balances are eliminated in consolidation.

6. Leases

The Company has operating and finance leases for its facilities. The Company leases its corporate office space from related parties. The Company's critical illness recovery hospitals, rehabilitation hospitals, and Concentra centers generally have lease terms of 10 years with two, five year renewal options. These renewal options vary for hospitals which operate as a hospital within a hospital, or "HIH." The Company's outpatient rehabilitation clinics generally have lease terms of five years with two, three to five year renewal options.

The Company's total lease cost is as follows:

	For the Year Ended December 31,								
	2021			**2022**			**2023**		
	Unrelated Parties	**Related Parties**	**Total**	**Unrelated Parties**	**Related Parties**	**Total**	**Unrelated Parties**	**Related Parties**	**Total**
	(in thousands)								
Operating lease cost	$ 283,595	$ 7,186	$ 290,781	$ 299,077	$ 7,245	$ 306,322	$ 310,000	$ 7,335	$ 317,335
Finance lease cost:									
Amortization of right-of-use assets	647	—	647	1,488	—	1,488	1,572	—	1,572
Interest on lease liabilities	1,142	—	1,142	1,335	—	1,335	1,405	—	1,405
Short-term lease cost	269	—	269	74	—	74	—	—	—
Variable lease cost	52,666	426	53,092	57,335	462	57,797	64,920	84	65,004
Sublease income	(8,955)	—	(8,955)	(7,803)	—	(7,803)	(6,725)	—	(6,725)
Total lease cost	$ 329,364	$ 7,612	$ 336,976	$ 351,506	$ 7,707	$ 359,213	$ 371,172	$ 7,419	$ 378,591

Supplemental cash flow information related to leases is as follows:

	For the Year Ended December 31,		
	2021	**2022**	**2023**
	(in thousands)		
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows for operating leases	$ 294,576	$ 308,085	$ 317,256
Operating cash flows for finance leases	1,142	1,335	1,239
Financing cash flows for finance leases	616	1,472	1,617
Right-of-use assets obtained in exchange for lease liabilities:			
Operating leases	284,657	340,845	270,153
Finance leases	4,545	495	—

Supplemental balance sheet information related to leases is as follows:

	December 31,					
	2022			**2023**		
	Unrelated Parties	**Related Parties**	**Total**	**Unrelated Parties**	**Related Parties**	**Total**
Operating Leases	(in thousands)					
Operating lease right-of-use assets	$ 1,136,014	$ 33,726	$ 1,169,740	$ 1,159,025	$ 29,591	$ 1,188,616
Current operating lease liabilities	$ 231,595	$ 5,189	$ 236,784	$ 239,807	$ 5,593	$ 245,400
Non-current operating lease liabilities	977,645	30,749	1,008,394	1,000,583	25,284	1,025,867
Total operating lease liabilities	$ 1,209,240	$ 35,938	$ 1,245,178	$ 1,240,390	$ 30,877	$ 1,271,267

6. Leases (Continued)

	December 31,					
	2022			**2023**		
	Unrelated Parties	**Related Parties**	**Total**	**Unrelated Parties**	**Related Parties**	**Total**
Finance Leases	(in thousands)					
Property and equipment, net	$ 7,563	$ —	$ 7,563	$ 6,035	$ —	$ 6,035
Current portion of long-term debt and notes payable	$ 1,628	$ —	$ 1,628	$ 1,385	$ —	$ 1,385
Long-term debt, net of current portion	15,478	—	15,478	14,103	—	14,103
Total finance lease liabilities	$ 17,106	$ —	$ 17,106	$ 15,488	$ —	$ 15,488

The weighted average remaining lease terms and discount rates are as follows:

	December 31,	
	2022	**2023**
Weighted average remaining lease term (in years):		
Operating leases	7.8	7.7
Finance leases	24.8	25.9
Weighted average discount rate:		
Operating leases	5.8 %	6.1 %
Finance leases	7.4 %	7.4 %

As of December 31, 2023, maturities of lease liabilities are approximately as follows:

	Operating Leases	Finance Leases
	(in thousands)	
2024	$ 313,222	$ 2,499
2025	270,654	2,227
2026	235,529	2,157
2027	187,853	1,641
2028	138,320	1,272
Thereafter	524,516	25,387
Total undiscounted cash flows	1,670,094	35,183
Less: Imputed interest	398,827	19,695
Total discounted lease liabilities	$ 1,271,267	$ 15,488

7. Property and Equipment

The Company's property and equipment consists of the following:

	December 31,	
	2022	**2023**
	(in thousands)	
Land	$ 96,630	$ 96,492
Leasehold improvements	726,165	824,986
Buildings	579,223	589,690
Furniture and equipment	790,410	879,429
Construction-in-progress	88,932	58,102
Total property and equipment	2,281,360	2,448,699
Accumulated depreciation	(1,279,920)	(1,425,138)
Property and equipment, net	$ 1,001,440	$ 1,023,561

Depreciation expense was $173.2 million, $174.8 million, and $177.1 million for the years ended December 31, 2021, 2022, and 2023, respectively.

8. Intangible Assets

Goodwill

The following table shows changes in the carrying amounts of goodwill by reporting unit for the years ended December 31, 2022 and 2023:

	Critical Illness Recovery Hospital	Rehabilitation Hospital	Outpatient Rehabilitation	Concentra	Total
	(in thousands)				
Balance as of January 1, 2022	$ 1,131,440	$ 442,155	$ 654,125	$ 1,221,192	$ 3,448,912
Acquisition of businesses	6,505	—	10,853	4,679	22,037
Measurement period adjustment	13,251	—	—	—	13,251
Balance as of December 31, 2022	1,151,196	442,155	664,978	1,225,871	3,484,200
Acquisition of businesses	6,606	16,185	2,305	3,874	28,970
Balance as of December 31, 2023	$ 1,157,802	$ 458,340	$ 667,283	$ 1,229,745	$ 3,513,170

8.   **Intangible Assets (Continued)**

Identifiable Intangible Assets

The following table provides the gross carrying amounts, accumulated amortization, and net carrying amounts for the Company's identifiable intangible assets:

| | | December 31, | | | | |
| | 2022 | | | 2023 | | |
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in thousands)					
Indefinite-lived intangible assets:						
Trademarks	$ 166,698	$ —	$ 166,698	$ 166,698	$ —	$ 166,698
Certificates of need	22,827	—	22,827	26,183	—	26,183
Accreditations	1,836	—	1,836	1,836	—	1,836
Finite-lived intangible assets:						
Trademarks	5,000	(5,000)	—	5,000	(5,000)	—
Customer relationships	310,279	(170,265)	140,014	317,571	(200,312)	117,259
Non-compete agreements	36,729	(16,442)	20,287	38,262	(20,322)	17,940
Total identifiable intangible assets	$ 543,369	$ (191,707)	$ 351,662	$ 555,550	$ (225,634)	$ 329,916

The Company's accreditations and trademarks have renewal terms and the costs to renew these intangible assets are expensed as incurred. At December 31, 2023, the accreditations and trademarks have a weighted average time until next renewal of 1.5 years and 5.7 years, respectively.

The Company's finite-lived intangible assets amortize over their estimated useful lives. Amortization expense was $29.5 million, $31.0 million, and $31.7 million for the years ended December 31, 2021, 2022, and 2023, respectively.

Estimated amortization expense of the Company's finite-lived intangible assets for each of the five succeeding years is as follows:

	2024	2025	2026	2027	2028
	(in thousands)				
Amortization expense	$ 23,249	$ 16,535	$ 15,385	$ 14,441	$ 13,337

9.   **Equity Method Investments**

The Company's equity method investments consist principally of minority ownership interests in rehabilitation businesses. Equity method investments of $292.6 million and $316.0 million are presented as part of other assets in the consolidated balance sheets as of December 31, 2022 and 2023, respectively. At December 31, 2023, these businesses primarily consist of the following ownership interests:

BIR JV, LLP	49.0 %
OHRH, LLC	49.0 %
GlobalRehab—Scottsdale, LLC	49.0 %
ES Rehabilitation, LLC	49.0 %
BHSM Rehabilitation, LLC	49.0 %
RSH Property Ventures, LLC	50.0 %

9. Equity Method Investments (Continued)

The Company provides contracted services, principally employee leasing services, and charges management fees to related parties affiliated through its equity method investments. Revenue generated from contracted services provided and management fees charged to related parties affiliated through the Company's equity method investments was $332.0 million, $374.1 million, and $402.8 million for the years ended December 31, 2021, 2022, and 2023, respectively.

The Company had receivables from related parties affiliated through its equity method investments of $16.3 million and $4.3 million, which are included as part of other current assets and other assets in the consolidated balance sheet, respectively, as of December 31, 2022. The Company has receivables from related parties of $18.2 million and $4.5 million, which are included as part of other current assets and other assets in the consolidated balance sheet, respectively, as of December 31, 2023.

The Company had liabilities for the operating cash it holds on behalf of certain rehabilitation businesses in which it has an equity method investment. These liabilities were $37.0 million and $66.3 million as of December 31, 2022 and 2023, respectively, and are included as part of accrued other in the consolidated balance sheets.

Summarized combined financial information of the rehabilitation businesses in which the Company has a minority ownership interest is as follows:

	December 31,	
	2022	**2023**
	(in thousands)	
Current assets	$ 195,712	$ 229,920
Non-current assets	381,533	523,762
Total assets	$ 577,245	$ 753,682
Current liabilities	$ 82,626	$ 91,614
Non-current liabilities	108,629	225,209
Equity	385,990	436,859
Total liabilities and equity	$ 577,245	$ 753,682

	For the Year Ended December 31,		
	2021	**2022**	**2023**
	(in thousands)		
Revenues	$ 587,445	$ 624,348	$ 702,040
Cost of services and other operating expenses	503,880	566,014	621,107
Net income	87,528	57,811	81,122

10. Insurance Risk Programs

Under a number of the Company's insurance programs, which include the Company's employee health insurance, workers' compensation, and professional malpractice liability insurance programs, the Company is liable for a portion of its losses before it can attempt to recover from the applicable insurance carrier. The Company accrues for losses under an occurrence-based approach whereby the Company estimates the losses that will be incurred in a respective accounting period and accrues that estimated liability using actuarial methods. At December 31, 2022 and 2023, provisions for losses for professional liability risks retained by the Company have been discounted at 3%.

The Company recorded a liability of $192.3 million and $179.1 million related to these programs at December 31, 2022 and 2023, respectively. If the Company did not discount the provisions for losses for professional liability risks, the aggregate liability for all of the insurance risk programs would be approximately $197.2 million and $183.7 million at December 31, 2022 and 2023, respectively. At December 31, 2022 and 2023, the Company recorded insurance proceeds receivable of $13.1 million and $11.6 million, respectively, for liabilities which exceeded its deductibles and self-insured retention limits and are recoverable through its insurance policies.

11. Long-Term Debt and Notes Payable

As of December 31, 2023, the Company's long-term debt and notes payable are as follows:

	Principal Outstanding	Unamortized Premium (Discount)	Unamortized Issuance Costs	Carrying Value	Fair Value
			(in thousands)		
6.250% senior notes	$ 1,225,000	$ 15,533	$ (7,937)	$ 1,232,596	$ 1,228,063
Credit facilities:					
Revolving facility	280,000	—	—	280,000	278,600
Term loan	2,092,485	(12,040)	(3,229)	2,077,216	2,092,485
Other debt, including finance leases	68,255	—	(63)	68,192	68,192
Total debt	$ 3,665,740	$ 3,493	$ (11,229)	$ 3,658,004	$ 3,667,340

Principal maturities of the Company's long-term debt and notes payable are approximately as follows:

	2024	2025	2026	2027	2028	Thereafter	Total
				(in thousands)			
6.250% senior notes	$ —	$ —	$ 1,225,000	$ —	$ —	$ —	$ 1,225,000
Credit facilities:							
Revolving facility	—	—	—	280,000	—	—	280,000
Term loan	21,030	21,030	21,030	2,029,395	—	—	2,092,485
Other debt, including finance leases	49,299	2,594	2,461	1,942	1,620	10,339	68,255
Total debt	$ 70,329	$ 23,624	$ 1,248,491	$ 2,311,337	$ 1,620	$ 10,339	$ 3,665,740

As of December 31, 2022, the Company's long-term debt and notes payable are as follows:

	Principal Outstanding	Unamortized Premium (Discount)	Unamortized Issuance Costs	Carrying Value	Fair Value
			(in thousands)		
6.250% senior notes	$ 1,225,000	$ 21,555	$ (10,948)	$ 1,235,607	$ 1,163,689
Credit facilities:					
Revolving facility	445,000	—	—	445,000	443,331
Term loan	2,103,437	(4,376)	(4,771)	2,094,290	2,056,110
Other debt, including finance leases	104,800	—	(135)	104,665	104,665
Total debt	$ 3,878,237	$ 17,179	$ (15,854)	$ 3,879,562	$ 3,767,795

11. Long-Term Debt and Notes Payable (Continued)

Credit Facilities

On March 6, 2017, Select entered into a senior secured credit agreement (the "credit agreement"). On February 21, 2023, the Company entered into Amendment No. 6 to the credit agreement, which extended the maturity date on $530.0 million of the total borrowing capacity of $650.0 million under the revolving credit facility (the "revolving facility" and, together with the term loan, the "credit facilities") to March 6, 2025. On May 31, 2023, Select entered into Amendment No. 7 to the credit agreement. Amendment No 7. replaced the interest rate based on LIBOR and LIBOR-based mechanics applicable to borrowings under the credit agreement with an interest rate based on Adjusted Term SOFR (as defined in the credit agreement). The Adjusted Term SOFR Rate includes a credit spread adjustment of 0.10%. On July 31, 2023, the Company entered into Amendment No. 8 to the credit agreement, which provided a new tranche of term loans in an aggregate principal amount of $2,103.0 million to replace the existing term loans and a $710.0 million new revolving facility to replace the existing revolving facility. The term loans and the extended revolving facility will mature on March 6, 2027, with an early springing maturity 90 days prior to the senior notes maturity, triggered if more than $300 million of senior notes remain outstanding on May 15, 2026. The amendment also removed the credit spread adjustment of 0.10% for the term loan such that the term loan has an interest rate based on Term SOFR. The interest rate for the revolving facility continues to be based on Adjusted Term SOFR, which includes the credit spread adjustment of 0.10%. On August 31, 2023, the Company entered into Amendment No. 9 to the credit agreement, which increased the revolving facility commitments from $710.0 million to $770.0 million. During the year-ended December 31, 2023, the Company recognized a $14.7 million loss on early retirement of debt as a result of Amendment No. 8 to the Select credit agreement.

At December 31, 2023, Select had $434.2 million of availability under the revolving facility after giving effect to $280.0 million of outstanding borrowings and $55.8 million of outstanding letters of credit.

The interest rate on the term loan is equal to Term SOFR plus a percentage ranging from 2.75% to 3.00%, or the Alternative Base Rate (as defined in the credit agreement) plus a percentage ranging from 1.75% to 2.00%, in each case subject to a specified leverage ratio. The interest rate on the revolving facility is equal to Adjusted Term SOFR plus a percentage ranging from 2.25% to 2.50%, or the Alternative Base Rate (as defined in the credit agreement) plus a percentage ranging from 1.25% to 1.50%, in each case subject to a specified leverage ratio. As of December 31, 2023, the term loan borrowings bear interest at a rate that is indexed to one-month Term SOFR plus 3.00%. As of December 31, 2023, the revolving facility borrowings bear interest either at a rate indexed to one-month Adjusted Term SOFR plus 2.50% or the Alternative Base Rate plus 1.50%.

The revolving facility requires Select to maintain a leverage ratio, as specified in the credit agreement, not to exceed 7.00 to 1.00. As of December 31, 2023, Select's leverage ratio was 4.54 to 1.00.

Borrowings under the credit facilities are guaranteed by Holdings and substantially all of Select's current domestic subsidiaries, other than certain non-guarantor subsidiaries, and will be guaranteed by substantially all of Select's future domestic subsidiaries. Borrowings under the credit facilities are secured by substantially all of Select's existing and future property and assets and by a pledge of Select's capital stock, the capital stock of Select's domestic subsidiaries, other than certain non-guarantor subsidiaries, and up to 65% of the capital stock of Select's foreign subsidiaries held directly by Select or a domestic subsidiary.

Prepayment of Borrowings

Select will be required to prepay borrowings under the credit facilities with (i) the net cash proceeds received from non-ordinary course asset sales or other dispositions, or as a result of a casualty or condemnation, subject to reinvestment provisions and other customary carveouts and, to the extent required, the payment of certain indebtedness secured by liens having priority over the debt under the credit facilities or subject to a first lien intercreditor agreement, (ii) the net cash proceeds received from the issuance of debt obligations other than certain permitted debt obligations, and (iii) a percentage of excess cash flow (as defined in the credit agreement) based on Select's leverage ratio, as specified in the credit agreement.

11. Long-Term Debt and Notes Payable (Continued)

For the year ended December 31, 2023, the Select credit agreement will require a prepayment of borrowings of 50% of excess cash flow, which will result in a payment of $79.1 million. The Company expects to use borrowings under the revolving facility to make all or a portion of the required prepayment during the quarter ended March 31, 2024; accordingly, the prepayment is reflected in long-term debt, net of the current portion reflected on the consolidated balance sheet as of December 31, 2023. Upon prepayment, Select will not be required to make the quarterly amortization payments on the Select term loan, as specified in the credit agreement, through the maturity of the revolving facility.

6.250% Senior Notes

On August 1, 2019, Select issued and sold $550.0 million aggregate principal amount of 6.250% senior notes due August 15, 2026. On December 10, 2019, Select issued and sold $675.0 million aggregate principal amount of 6.250% senior notes, due August 15, 2026, as additional notes under the indenture pursuant to which it previously issued $550.0 million aggregate principal amount of senior notes. The additional senior notes were issued at 106.00% of the aggregate principal amount. Interest on the senior notes accrues at the rate of 6.250% per annum and is payable semi-annually in arrears on February 15 and August 15 of each year.

The senior notes are Select's senior unsecured obligations which are subordinated to all of Select's existing and future secured indebtedness, including its credit facilities. The senior notes rank equally in right of payment with all of Select's other existing and future senior unsecured indebtedness and senior in right of payment to all of Select's existing and future subordinated indebtedness. The senior notes are unconditionally guaranteed on a joint and several basis by each of Select's direct or indirect existing and future domestic restricted subsidiaries, other than certain non-guarantor subsidiaries.

Select is able to redeem some or all of the notes prior to maturity. The prices which would be paid if redeemed during the twelve-month period beginning on August 15 of the years indicated below are as follows:

Year	Percentage
2023	102.083%
2024	101.042%
2025	100.000%

Select is obligated to offer to repurchase the senior notes at a price of 101% of their principal amount plus accrued and unpaid interest, if any, as a result of certain change of control events. These restrictions and prohibitions are subject to certain qualifications and exceptions.

12. Interest Rate Cap

The Company is subject to market risk exposure arising from changes in interest rates on its term loan, which bears interest at a rate that is indexed to one-month Term SOFR, as discussed further in Note 11 – Long-Term Debt and Notes Payable. The Company's objective in using an interest rate derivative is to mitigate its exposure to increases in interest rates. The interest rate cap limits the Company's exposure to increases in the variable rate index to 1.0% on $2.0 billion of principal outstanding under the term loan, as the interest rate cap provides for payments from the counterparty when interest rates rise above 1.0%. The interest rate cap has a $2.0 billion notional amount and became effective March 31, 2021 for the monthly periods from and including April 30, 2021 through September 30, 2024. The Company pays a monthly premium for the interest rate cap over the term of the agreement. The annual premium is equal to 0.0916% on the notional amount, or approximately $1.8 million.

The interest rate cap has been designated as a cash flow hedge and is highly effective at offsetting the changes in cash outflows when the variable rate index exceeds 1.0%. Changes in the fair value of the interest rate cap, net of tax, are recognized in other comprehensive income and are reclassified out of accumulated other comprehensive income or loss and into interest expense when the hedged interest obligations affect earnings.

12. Interest Rate Cap (Continued)

The following table outlines the changes in accumulated other comprehensive income (loss), net of tax, during the periods presented:

	For the Year Ended December 31,					
	2021		**2022**		**2023**	
	(in thousands)					
Balance as of January 1	$	(2,027)	$	12,282	$	88,602
Gain on interest rate cap contract		14,270		90,730		15,783
Amounts reclassified from accumulated other comprehensive income (loss)		39		(14,410)		(61,478)
Balance as of December 31	$	12,282	$	88,602	$	42,907

The effects on net income of amounts reclassified from accumulated other comprehensive income (loss) are as follows:

	For the Year Ended December 31,					
Statement of Operations	**2021**		**2022**		**2023**	
	(in thousands)					
Gains (losses) included in interest expense	$	(51)	$	19,086	$	80,766
Income tax benefit (expense)		12		(4,676)		(19,288)
Amounts reclassified from accumulated other comprehensive income (loss)	$	(39)	$	14,410	$	61,478

The Company expects that approximately $56.4 million of estimated pre-tax gains will be reclassified from accumulated other comprehensive income into interest expense within the next twelve months.

Refer to Note 13 – Fair Value of Financial Instruments for information on the fair value of the Company's interest rate cap contract and its balance sheet classification. Refer to Note 1 – Organization and Significant Accounting Policies for the Company's considerations regarding reference rate reform and the impact to its interest rate cap contract.

13. Fair Value of Financial Instruments

Financial instruments which are measured at fair value, or for which a fair value is disclosed, are classified in the fair value hierarchy, as outlined below, on the basis of the observability of the inputs used in the fair value measurement:

- Level 1 – inputs are based upon quoted prices for identical instruments in active markets.

- Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant inputs are observable in the market or can be corroborated by observable market data.

- Level 3 – inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the instrument.

The Company's interest rate cap contract is recorded at its fair value in the consolidated balance sheets on a recurring basis. The fair value of the interest rate cap contract is based upon a model-derived valuation using observable market inputs, such as interest rates and interest rate volatility, and the strike price.

			December 31,			
Financial Instrument	**Balance Sheet Classification**	**Level**	**2022**		**2023**	
			(in thousands)			
Asset:						
Interest rate cap contract, current portion	Current portion of interest rate cap contract	Level 2	$	74,857	$	58,962
Interest rate cap contract, non-current portion	Interest rate cap contract, net of current portion	Level 2		45,200		—

13. Fair Value of Financial Instruments (Continued)

The Company does not measure its indebtedness at fair value in its consolidated balance sheets. The fair value of the credit facilities is based on quoted market prices for this debt in the syndicated loan market. The fair value of the senior notes is based on quoted market prices. The carrying value of the Company's other debt, as disclosed in Note 11 – Long-Term Debt and Notes Payable, approximates fair value.

Financial Instrument	Level	December 31, 2022		December 31, 2023	
		Carrying Value	Fair Value	Carrying Value	Fair Value
		(in thousands)			
6.250% senior notes	Level 2	$ 1,235,607	$ 1,163,689	$ 1,232,596	$ 1,228,063
Credit facilities:					
Revolving facility	Level 2	445,000	443,331	280,000	278,600
Term loan	Level 2	2,094,290	2,056,110	2,077,216	2,092,485

The Company's other financial instruments, which primarily consist of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value because of the short-term maturities of these instruments.

14. Stock Repurchase Program

Holdings' Board of Directors has authorized a common stock repurchase program to repurchase up to $1.0 billion worth of shares of its common stock. The program is in effect until December 31, 2025, unless extended or earlier terminated by the Board of Directors. Stock repurchases under this program may be made in the open market or through privately negotiated transactions, and at times and in such amounts as Holdings deems appropriate. Holdings is funding this program with cash on hand and borrowings under the revolving facility. The common stock repurchase program has available capacity of $399.7 million as of December 31, 2023. On August 16, 2022, Congress passed the Inflation Reduction Act of 2022, which enacted a 1% excise tax on stock repurchases that exceed $1.0 million, effective January 1, 2023.

The share repurchases and the cost associated with those repurchases are as follows:

	For the Year Ended December 31,		
	2021	2022	2023
Shares repurchased	1,770,720	7,883,195	—
Cost of shares repurchased (in thousands)	$ 58,598	$ 185,119	$ —

15. Segment Information

The Company identifies its segments according to how the chief operating decision maker evaluates financial performance and allocates resources. The Company's reportable segments consist of the critical illness recovery hospital segment, rehabilitation hospital segment, outpatient rehabilitation segment, and Concentra segment. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Other activities include the Company's corporate shared services, certain investments, and employee leasing services provided to related parties affiliated through the Company's equity method investments. For the years ended December 31, 2021 and 2022, the Company's other activities also include other operating income related to the recognition of payments received under the Provider Relief Fund for health care related expenses and loss of revenue attributable to the coronavirus disease 2019 ("COVID-19"). Refer to Note 21 – CARES Act for further information.

The Company evaluates the performance of its segments based on Adjusted EBITDA. Adjusted EBITDA is defined as earnings excluding interest, income taxes, depreciation and amortization, gain (loss) on early retirement of debt, stock compensation expense, gain (loss) on sale of businesses, and equity in earnings (losses) of unconsolidated subsidiaries. The Company has provided additional information regarding its reportable segments, such as total assets, which contributes to the understanding of the Company and provides useful information to the users of the consolidated financial statements.

15. Segment Information (Continued)

The following tables summarize selected financial data for the Company's reportable segments.

	For the Year Ended December 31, 2021					
	Critical Illness Recovery Hospital	Rehabilitation Hospital	Outpatient Rehabilitation	Concentra	Other	Total
	(in thousands)					
Revenue	$ 2,246,772	$ 849,340	$ 1,084,361	$ 1,732,041	$ 292,001	$ 6,204,515
Adjusted EBITDA	267,993	184,704	138,275	389,616	(33,229)	947,359
Total assets	2,304,116	1,194,136	1,348,316	2,275,345	238,258	7,360,171
Capital expenditures	65,690	13,003	36,301	46,787	18,756	180,537

	For the Year Ended December 31, 2022					
	Critical Illness Recovery Hospital	Rehabilitation Hospital	Outpatient Rehabilitation	Concentra	Other	Total
	(in thousands)					
Revenue	$ 2,234,132	$ 916,763	$ 1,125,282	$ 1,724,359	$ 333,002	$ 6,333,538
Adjusted EBITDA	111,344	198,034	101,860	334,337	(98,712)	646,863
Total assets	2,484,542	1,200,767	1,371,123	2,281,647	327,214	7,665,293
Capital expenditures	79,524	14,426	40,677	45,983	9,762	190,372

	For the Year Ended December 31, 2023					
	Critical Illness Recovery Hospitals	Rehabilitation Hospitals	Outpatient Rehabilitation	Concentra	Other	Total
	(in thousands)					
Revenue	$ 2,299,773	$ 979,585	$ 1,188,914	$ 1,838,081	$ 357,705	$ 6,664,058
Adjusted EBITDA	246,015	221,875	111,868	361,334	(133,667)	807,425
Total assets	2,496,886	1,233,888	1,380,447	2,330,206	248,204	7,689,631
Capital expenditures	93,036	21,922	38,776	69,340	6,126	229,200

A reconciliation of Adjusted EBITDA to income before income taxes is as follows:

	For the Year Ended December 31, 2021					
	Critical Illness Recovery Hospital	Rehabilitation Hospital	Outpatient Rehabilitation	Concentra	Other	Total
	(in thousands)					
Adjusted EBITDA	$ 267,993	$ 184,704	$ 138,275	$ 389,616	$ (33,229)	
Depreciation and amortization	(53,094)	(27,677)	(29,592)	(82,210)	(10,072)	
Stock compensation expense	—	—	—	(2,142)	(28,798)	
Income (loss) from operations	$ 214,899	$ 157,027	$ 108,683	$ 305,264	$ (72,099)	$ 713,774
Equity in earnings of unconsolidated subsidiaries						44,428
Gain on sale of businesses						2,155
Interest income						5,350
Interest expense						(135,985)
Income before income taxes						$ 629,722

15. Segment Information (Continued)

	For the Year Ended December 31, 2022					
	Critical Illness Recovery Hospital	Rehabilitation Hospital	Outpatient Rehabilitation	Concentra	Other	Total
	(in thousands)					
Adjusted EBITDA	$ 111,344	$ 198,034	$ 101,860	$ 334,337	$ (98,712)	
Depreciation and amortization	(61,565)	(27,814)	(32,663)	(73,667)	(10,116)	
Stock compensation expense	—	—	—	(2,141)	(35,614)	
Income (loss) from operations	$ 49,779	$ 170,220	$ 69,197	$ 258,529	$ (144,442)	$ 403,283
Equity in earnings of unconsolidated subsidiaries						26,407
Interest expense						(169,111)
Income before income taxes						$ 260,579

	For the Year Ended December 31, 2023					
	Critical Illness Recovery Hospital	Rehabilitation Hospital	Outpatient Rehabilitation	Concentra	Other	Total
	(in thousands)					
Adjusted EBITDA	$ 246,015	$ 221,875	$ 111,868	$ 361,334	$ (133,667)	
Depreciation and amortization	(63,865)	(28,055)	(35,210)	(73,051)	(8,561)	
Stock compensation expense	—	—	—	(651)	(43,158)	
Income (loss) from operations	$ 182,150	$ 193,820	$ 76,658	$ 287,632	$ (185,386)	$ 554,874
Loss on early retirement of debt						(14,692)
Equity in earnings of unconsolidated subsidiaries						40,813
Interest expense						(198,639)
Income before income taxes						$ 382,356

16. Revenue from Contracts with Customers

The following tables disaggregate the Company's revenue:

	For the Year Ended December 31, 2021					
	Critical Illness Recovery Hospital	Rehabilitation Hospital	Outpatient Rehabilitation	Concentra	Other	Total
	(in thousands)					
Patient service revenue:						
Medicare	$ 833,387	$ 412,440	$ 172,064	$ 1,079	$ —	$ 1,418,970
Non-Medicare	1,401,414	394,809	843,803	1,723,804	—	4,363,830
Total patient services revenue	2,234,801	807,249	1,015,867	1,724,883	—	5,782,800
Other revenue	11,971	42,091	68,494	7,158	292,001	421,715
Total revenue	$ 2,246,772	$ 849,340	$ 1,084,361	$ 1,732,041	$ 292,001	$ 6,204,515

16. Revenue from Contracts with Customers (Continued)

	For the Year Ended December 31, 2022					
	Critical Illness Recovery Hospital	Rehabilitation Hospital	Outpatient Rehabilitation	Concentra	Other	Total
	(in thousands)					
Patient service revenue:						
Medicare	$ 848,706	$ 423,739	$ 175,252	$ 849	$ —	$ 1,448,546
Non-Medicare	1,376,269	448,467	878,979	1,718,300	—	4,422,015
Total patient services revenue	2,224,975	872,206	1,054,231	1,719,149	—	5,870,561
Other revenue	9,157	44,557	71,051	5,210	333,002	462,977
Total revenue	$ 2,234,132	$ 916,763	$ 1,125,282	$ 1,724,359	$ 333,002	$ 6,333,538

	For the Year Ended December 31, 2023					
	Critical Illness Recovery Hospital	Rehabilitation Hospital	Outpatient Rehabilitation	Concentra	Other	Total
	(in thousands)					
Patient service revenue:						
Medicare	$ 840,187	$ 462,476	$ 182,346	$ 1,067	$ —	$ 1,486,076
Non-Medicare	1,455,772	468,439	931,124	1,831,008	—	4,686,343
Total patient services revenue	2,295,959	930,915	1,113,470	1,832,075	—	6,172,419
Other revenue	3,814	48,670	75,444	6,006	357,705	491,639
Total revenue	$ 2,299,773	$ 979,585	$ 1,188,914	$ 1,838,081	$ 357,705	$ 6,664,058

17. Stock-based Compensation

Holdings' equity incentive plan provides for the issuance of various stock-based awards. Under its current plan, Holdings has issued restricted stock awards. The equity plan currently allows for the issuance of 7,612,000 awards, as adjusted for cancelled or forfeited awards through December 31, 2023. As of December 31, 2023, Holdings has capacity to issue 1,477,956 stock-based awards under its equity plan. The equity plan allows for authorized but previously unissued shares or shares previously issued and outstanding and reacquired by Holdings to satisfy these awards.

The Company measures the compensation costs of stock-based compensation arrangements based on the grant-date fair value and recognizes the costs over the period during which employees are required to provide services. Restricted stock awards are valued using the closing market price of Holdings' stock on the date of grant. The restricted stock awards generally vest over three to four years. Forfeitures are recognized as they occur.

Transactions related to restricted stock awards are as follows:

	Shares	Weighted Average Grant Date Fair Value
	(share amounts in thousands)	
Unvested balance, January 1, 2023	4,622	$ 26.99
Granted	1,651	29.06
Vested	(1,750)	19.36
Forfeited	(12)	26.75
Unvested balance, December 31, 2023	4,511	$ 30.71

For the years ended December 31, 2021, 2022, and 2023, the weighted average grant date fair values of restricted stock awards granted were $38.59, $28.41, and $29.06, respectively. For the years ended December 31, 2021, 2022, and 2023, the fair values of restricted stock awards vested were $27.6 million, $24.6 million, and $33.9 million, respectively.

17. Stock-based Compensation (Continued)

Stock compensation expense recognized by the Company is as follows:

	For the Year Ended December 31,		
	2021	2022	2023
	(in thousands)		
Stock compensation expense:			
Included in general and administrative	$ 24,598	$ 30,555	$ 36,041
Included in cost of services	6,342	7,200	7,768
Total	$ 30,940	$ 37,755	$ 43,809

Future stock compensation expense based on current stock-based awards is estimated to be as follows:

	2024	2025	2026	2027
	(in thousands)			
Stock compensation expense	$ 40,830	$ 25,019	$ 10,884	$ 1,418

18. Income Taxes

The components of the Company's income tax expense for the years ended December 31, 2021, 2022, and 2023, are as follows:

	For the Year Ended December 31,		
	2021	2022	2023
	(in thousands)		
Current income tax expense:			
Federal	$ 99,254	$ 42,000	$ 76,878
State and local	25,464	13,032	21,866
Total current income tax expense	124,718	55,032	98,744
Deferred income tax expense (benefit)	5,055	7,521	(16,119)
Total income tax expense	$ 129,773	$ 62,553	$ 82,625

Reconciliations of the statutory federal income tax rate to the effective income tax rate are as follows:

	For the Year Ended December 31,		
	2021	2022	2023
Federal income tax at statutory rate	21.0 %	21.0 %	21.0 %
State and local income taxes, less federal income tax benefit	4.2	5.0	4.9
Permanent differences	0.5	0.7	0.7
Deferred income taxes — state income tax rate adjustment	(1.2)	0.6	(1.0)
Valuation allowance	0.2	1.7	(0.7)
Limitation on officers' compensation	0.9	2.0	2.0
Tax credits	(0.4)	(1.6)	(1.1)
Stock-based compensation	(1.7)	(0.8)	(0.7)
Non-controlling interest	(1.9)	(4.2)	(3.7)
Other	(1.0)	(0.4)	0.2
Effective income tax rate	20.6 %	24.0 %	21.6 %

18. Income Taxes (Continued)

The Company's deferred tax assets and liabilities are as follows:

		December 31,		
		2022		2023
		(in thousands)		
Deferred tax assets				
Implicit discounts and adjustments	$	13,345	$	15,794
Compensation and benefit-related accruals		57,669		58,176
Professional malpractice liability insurance		21,885		21,447
Federal and state net operating loss and state tax credit carryforwards		32,940		28,766
Interest limitation carryforward		13,554		17,683
Stock awards		5,608		7,150
Equity investments		5,073		4,724
Operating lease liabilities		251,058		254,972
Research and experimental expenditures		9,022		21,049
Other		2,380		2,995
Deferred tax assets	$	412,534	$	432,756
Valuation allowance		(20,444)		(17,427)
Deferred tax assets, net of valuation allowance	$	392,090	$	415,329
Deferred tax liabilities				
Investment in unconsolidated affiliates	$	(16,370)	$	(16,788)
Depreciation and amortization		(260,237)		(264,715)
Deferred financing costs		(2,425)		(1,483)
Operating lease right-of-use assets		(233,188)		(236,243)
Derivatives		(28,739)		(14,151)
Other		(3,936)		(4,167)
Deferred tax liabilities	$	(544,895)	$	(537,547)
Deferred tax liabilities, net of deferred tax assets	$	(152,805)	$	(122,218)

The Company's deferred tax assets and liabilities are included in the consolidated balance sheet captions as follows:

		December 31,		
		2022		2023
		(in thousands)		
Other assets	$	16,988	$	21,088
Non-current deferred tax liability		(169,793)		(143,306)
	$	(152,805)	$	(122,218)

As of December 31, 2022 and 2023, the Company's valuation allowance is primarily attributable to the uncertainty regarding the realization of state net operating losses and other net deferred tax assets of loss entities.

For the year ended December 31, 2022, the Company recorded a net valuation allowance increase of $2.7 million. These changes resulted from net changes in state net operating losses. For the year ended December 31, 2023, the Company recorded a net valuation allowance decrease of $3.0 million. The changes in the Company's valuation allowance were recognized as a result of management's reassessment of the amount of its deferred tax assets that are more likely than not to be realized.

18.   Income Taxes (Continued)

At December 31, 2022 and 2023, the Company's net deferred tax liabilities of approximately $152.8 million and $122.2 million, respectively, consist of items which have been recognized for tax reporting purposes, but which will increase tax on returns to be filed in the future. The Company has performed an assessment of positive and negative evidence regarding the realization of the net deferred tax assets. This assessment included a review of legal entities with three years of cumulative losses, estimates of projected future taxable income, the effect on future taxable income resulting from the reversal of existing deferred tax liabilities in future periods, and the impact of tax planning strategies that management would and could implement in order to keep deferred tax assets from expiring unused. Although realization is not assured, based on the Company's assessment, it has concluded that it is more likely than not that such assets, net of the determined valuation allowance, will be realized.

The total state net operating losses are approximately $628.3 million. State net operating loss carryforwards expire and are subject to valuation allowances as follows:

	State Net Operating Losses	Gross Valuation Allowance
	(in thousands)	
2024	$ 32,944	$ 30,882
2025	48,074	46,793
2026	26,643	24,809
2027	40,677	39,094
Thereafter through 2042	479,960	336,985

19. Earnings per Share

The following table sets forth the net income attributable to the Company, its common shares outstanding, and its participating securities outstanding. There were no contractual dividends paid for the years ended December 31, 2021, 2022, and 2023.

	Basic and Diluted EPS		
	For the Year Ended December 31,		
	2021	2022	2023
	(in thousands)		
Net income	$ 499,949	$ 198,026	$ 299,731
Less: net income attributable to non-controlling interests	97,724	39,032	56,240
Net income attributable to the Company	402,225	158,994	243,491
Less: Distributed and undistributed income attributable to participating securities	13,435	5,609	8,773
Distributed and undistributed income attributable to common shares	$ 388,790	$ 153,385	$ 234,718

The following tables set forth the computation of EPS under the two-class method:

	For the Year Ended December 31, 2021		
	Net Income Allocation	Shares[1]	Basic and Diluted EPS
	(in thousands, except for per share amounts)		
Common shares	$ 388,790	130,249	$ 2.98
Participating securities	13,435	4,501	2.98
Total Company	$ 402,225		

	For the Year Ended December 31, 2022		
	Net Income Allocation	Shares[1]	Basic and Diluted EPS
	(in thousands, except for per share amounts)		
Common shares	$ 153,385	124,628	$ 1.23
Participating securities	5,609	4,557	1.23
Total Company	$ 158,994		

	For the Year Ended December 31, 2023		
	Net Income Allocation	Shares[1]	Basic and Diluted EPS
	(in thousands, except for per share amounts)		
Common shares	$ 234,718	123,105	$ 1.91
Participating securities	8,773	4,601	$ 1.91
Total Company	$ 243,491		

_____
(1)   Represents the weighted average share count outstanding during the period.

20. Commitments and Contingencies

Construction Commitments

At December 31, 2023, the Company had outstanding commitments under construction contracts related to new construction, improvements, and renovations totaling approximately $16.4 million.

Litigation

The Company is a party to various legal actions, proceedings, and claims (some of which are not insured), and regulatory and other governmental audits and investigations in the ordinary course of its business. The Company cannot predict the ultimate outcome of pending litigation, proceedings, and regulatory and other governmental audits and investigations. These matters could potentially subject the Company to sanctions, damages, recoupments, fines, and other penalties. The Department of Justice, Centers for Medicare & Medicaid Services ("CMS"), or other federal and state enforcement and regulatory agencies may conduct additional investigations related to the Company's businesses in the future that may, either individually or in the aggregate, have a material adverse effect on the Company's business, financial position, results of operations, and liquidity.

To address claims arising out of the Company's operations, the Company maintains professional malpractice liability insurance and general liability insurance coverages through a number of different programs that are dependent upon such factors as the state where the Company is operating and whether the operations are wholly owned or are operated through a joint venture. For the Company's wholly owned hospital and outpatient clinic operations, the Company currently maintains insurance coverages under a combination of policies with a total annual aggregate limit of up to $37.0 million for professional malpractice liability insurance and $40.0 million for general liability insurance. For the Company's Concentra center operations, the Company currently maintains insurance coverages under a combination of policies with a total annual aggregate limit of up to $29.0 million for professional malpractice liability insurance and $29.0 million for general liability insurance. The Company's insurance for the professional liability coverage is written on a "claims-made" basis, and its commercial general liability coverage is maintained on an "occurrence" basis. These coverages apply after a self-insured retention limit is exceeded. For the Company's joint venture operations, the Company has designed a separate insurance program that responds to the risks of specific joint ventures. Most of the Company's joint ventures are insured under a master program with an annual aggregate limit of up to $80.0 million, subject to a sublimit aggregate ranging from $23.0 million to $33.0 million for most joint ventures. The policies are generally written on a "claims-made" basis. Each of these programs has either a deductible or self-insured retention limit. The Company also maintains additional types of liability insurance covering claims which, due to their nature or amount, are not covered by or not fully covered by the applicable professional malpractice and general liability insurance policies, including workers compensation, property and casualty, directors and officers, cyber liability insurance, and employment practices liability insurance coverages. Our insurance policies generally are silent with respect to punitive damages so coverage is available to the extent insurable under the law of any applicable jurisdiction, and are subject to various deductibles and policy limits. The Company reviews its insurance program annually and may make adjustments to the amount of insurance coverage and self-insured retentions in future years. Significant legal actions, as well as the cost and possible lack of available insurance, could subject the Company to substantial uninsured liabilities. In the Company's opinion, the outcome of these actions, individually or in the aggregate, will not have a material adverse effect on its financial position, results of operations, or cash flows.

Healthcare providers are subject to lawsuits under the qui tam provisions of the federal False Claims Act. Qui tam lawsuits typically remain under seal (hence, usually unknown to the defendant) for some time while the government decides whether or not to intervene on behalf of a private qui tam plaintiff (known as a relator) and take the lead in the litigation. These lawsuits can involve significant monetary damages and penalties and award bounties to private plaintiffs who successfully bring the suits. The Company is and has been a defendant in these cases in the past, and may be named as a defendant in similar cases from time to time in the future.

20.   Commitments and Contingencies (Continued)

Oklahoma City Investigation. On August 24, 2020, the Company and Select Specialty Hospital – Oklahoma City, Inc. ("SSH–Oklahoma City") received civil investigative demands ("CIDs") from the U.S. Attorney's Office for the Western District of Oklahoma seeking responses to interrogatories and the production of various documents principally relating to the documentation, billing and reviews of medical services furnished to patients at SSH-Oklahoma City. The Company understands that the investigation arose from a qui tam lawsuit alleging billing fraud related to charges for respiratory therapy services at SSH–Oklahoma City and Select Specialty Hospital – Wichita, Inc. The Company has produced documents in response to the CIDs and is fully cooperating with this investigation. At this time, the Company is unable to predict the timing and outcome of this matter.

Physical Therapy Billing. On October 7, 2021, the Company received a letter from a Trial Attorney at the U.S. Department of Justice, Civil Division, Commercial Litigation Branch, Fraud Section ("DOJ") stating that the DOJ, in conjunction with the U.S. Department of Health and Human Services ("HHS"), is investigating the Company in connection with potential violations of the False Claims Act, 31 U.S.C. § 3729, *et seq*. The letter specified that the investigation relates to the Company's billing for physical therapy services, and indicated that the DOJ would be requesting certain records from the Company. In October and December 2021, the DOJ requested, and the Company furnished, records relating to six of the Company's outpatient therapy clinics in Florida. In 2022 and 2023, the DOJ requested certain data relating to all of the Company's outpatient therapy clinics nationwide, and sought information about the Company's ability to produce additional data relating to the physical therapy services furnished by the Company's outpatient therapy clinics and Concentra. The Company has produced data and other documents requested by the DOJ and is fully cooperating on this investigation. At this time, the Company is unable to predict the timing and outcome of this matter.

California Department of Insurance Investigation. On February 5, 2024, Concentra received a subpoena from the California Department of Insurance relating to an investigation under the California Insurance Frauds Prevention Act ("IFPA"), Cal. Ins. Code § 1871.7 *et seq*., which allows a whistleblower to file a false claims lawsuit based on the submission of false or fraudulent claims to insurance companies. The subpoena seeks documentation relating mainly to Concentra's billing and coding for physical therapy claims submitted to commercial insurers and workers compensation carriers located or doing business in California. The Company intends to produce the requested documents and to cooperate on this investigation. At this time, the Company is unable to predict the timing and outcome of this matter.

Perry Johnson & Associates, Inc. Data Breach. On November 10, 2023, Perry Johnson & Associates, Inc., a third-party vendor of health information technology solutions that provides medical transcription services ("PJ&A"), notified Concentra Health Services, Inc. ("Concentra") that certain information related to particular Concentra patients was potentially affected by a cybersecurity event. This event occurred solely at PJ&A and was not the result of any activities or inaction on Concentra's part. In February 2024, Concentra sent notices to almost four million patients who may have been impacted by the data breach. On February 20, 2024, Concentra became aware of a class action lawsuit filed in the U.S. District Court for the Eastern District of Michigan on February 19, 2024 against PJ&A and Concentra. The lawsuit was brought by Elliot Curry, individually and on behalf of all others similarly situated. Plaintiff alleges, among other things, that he became the victim of identity theft as a result of the PJ&A data breach and that Concentra had lax data security policies. The Company is working with its cybersecurity risk insurance policy carrier and does not believe that the data breach or the lawsuit will have a material impact on its operations or financial performance. However, at this time, the Company is unable to predict the timing and outcome of this matter.

Medicare Dual-Eligible Litigation

The Company's critical illness recovery hospitals pursued claims against CMS involving denied Medicare bad debt reimbursement for copayments and deductibles of dual-eligible Medicaid beneficiaries for cost reporting periods ending in 2005 through 2010. A U.S. District Court ruled in favor of the Company and ordered CMS to pay the Medicare bad debt reimbursement plus interest and, during the year ended December 31, 2021, the Company received reimbursement proceeds of $19.9 million plus accrued interest of $5.4 million. These amounts were recognized as other operating income and interest income, respectively, during the year ended December 31, 2021.

21. **CARES Act**

Provider Relief Funds

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted. Since the enactment of the CARES Act, the Company's consolidated subsidiaries have received approximately $239.7 million of payments from the Public Health and Social Services Emergency Fund, also referred to as the Provider Relief Fund. The Company was able to use payments received under the Provider Relief Fund for "health care related expenses or lost revenues that are attributable to coronavirus." The Provider Relief Fund payments were first applied against health care related expenses attributable to COVID-19. Provider Relief Fund payments not fully expended on health care related expenses attributable to COVID-19 were then applied to lost revenues. The provisions of the Provider Relief Fund payments permit a parent organization to allocate all or a portion of its general and targeted distributions among its subsidiaries which are eligible health care providers.

As part of the terms and conditions of the Provider Relief Fund program, the Company must adhere to certain reporting requirements associated with payments received from the Provider Relief Fund. Recipients must report to HHS on their use of Provider Relief Fund payments by specified deadlines; these deadlines differ depending on when the payments were received by the recipient. The Company has adhered with these reporting requirements and will complete any remaining reporting obligations as the reporting comes due.

In the absence of specific guidance for government grants under U.S. GAAP, the Company accounted for the payments it received in accordance with International Accounting Standard ("IAS") 20, *Accounting for Government Grants and Disclosure of Government Assistanc*e. Under the Company's accounting policy, payments are recognized as other operating income when it is probable that it has complied with the terms and conditions of the payments. The Company assessed its eligibility to utilize certain Provider Relief Fund payments and whether those payments were used in accordance with the terms and conditions set forth by HHS and within the Coronavirus Response and Relief Supplemental Appropriations Act of 2021. Based on the Company's assessments, during the years ended December 31, 2020, 2021, and 2022, the Company determined that it complied with the terms and conditions associated with the Provider Relief Fund payments and was eligible to recognize approximately $90.0 million, $123.8 million, and $23.8 million, respectively, of Provider Relief Fund payments as other operating income. We did not receive any payments or recognize any payments from the Provider Relief Fund as other operating income during the year ended December 31, 2023. The Company had $0.1 million of unearned Provider Relief Funds at December 31, 2023, which is included within Accrued other on the Consolidated Balance Sheet.

Medicare Accelerated and Advance Payments Program

The Company's consolidated subsidiaries received approximately $325.0 million of advance payments under CMS's Accelerated and Advance Payment Program, which was temporarily expanded by the CARES Act during the year ended December 31, 2020. The Company received the majority of its advance payments in April 2020 and CMS began recouping a portion of the Medicare payments due to the Company beginning in April 2021. CMS recouped $241.2 million and $83.8 million of Medicare payments during the years ended December 31, 2021 and 2022. The Company does not have any unpaid advances outstanding at December 31, 2023.

Employer Payroll Tax Deferral

From April 2020 through December 31, 2020, the Company deferred payment on $106.2 million payroll taxes owed, as allowed by the CARES Act. The Company repaid $53.2 million and $53.0 million of payroll taxes during the years ended December 31, 2021 and 2022.

22. **Subsequent Events**

On January 3, 2024, the Company announced its intention to separate the Company's Concentra business, with the intention to create a new, publicly traded company by the end of the fiscal year 2024.

On February 13, 2024, the Company's Board of Directors declared a cash dividend of $0.125 per share. The dividend will be payable on or about March 13, 2024, to stockholders of record as of the close of business on March 1, 2024.

The following Financial Statement Schedule along with the report thereon of PricewaterhouseCoopers LLP dated February 22, 2024, should be read in conjunction with the consolidated financial statements. Financial Statement Schedules not included in this filing have been omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

Schedule II—Valuation and Qualifying Accounts

	Balance at Beginning of Year	Charged to Cost and Expenses	Acquisitions[1]	Deductions[2]	Balance at End of Year
			(in thousands)		
Income Tax Valuation Allowance					
Year ended December 31, 2023	$ 20,444	$ (3,017)	$ —	$ —	$ 17,427
Year ended December 31, 2022	$ 17,773	$ 2,671	$ —	$ —	$ 20,444
Year ended December 31, 2021	$ 17,339	$ 434	$ —	$ —	$ 17,773

_____

(1)   Includes valuation allowance reserves resulting from business combinations.

(2)   Valuation allowance deductions relate to the disposition of certain subsidiaries.

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BOARD *of* DIRECTORS

Robert A. Ortenzio
Executive Chairman & Co-Founder
Select Medical Holdings Corporation

Rocco A. Ortenzio
Vice Chairman & Co-Founder
Select Medical Holdings Corporation

Russell L. Carson
Co-Founder
Welsh, Carson, Anderson & Stowe

Katherine R. Davisson
Financial Services Executive

James S. Ely III
Founder & Chief Executive Officer
PriCap Advisors, LLC

William H. Frist
Former Majority Leader of
the United States Senate
Partner, Cressey & Company

Parvinderjit Singh Khanuja
Founder and Managing Partner of
Ironwood Physicians, PC

Thomas A. Scully
General Partner
Welsh, Carson, Anderson & Stowe

Marilyn B. Tavenner
Former Administrator of Centers for
Medicare & Medicaid Services

Daniel J. Thomas
Former Healthcare Executive

EXECUTIVE OFFICERS

Robert A. Ortenzio
Executive Chairman & Co-Founder

Rocco A. Ortenzio
Vice Chairman & Co-Founder

David S. Chernow
Chief Executive Officer

John A. Saich
President

Thomas P. Mullin
President

Martin F. Jackson
Senior Executive Vice President of
Strategic Finance & Operations

Michael E. Tarvin
Senior Executive Vice President,
General Counsel & Secretary

Michael F. Malatesta
Executive Vice President
& Chief Financial Officer

Christopher S. Weigl
Senior Vice President, Controller
& Chief Accounting Officer

Brian R. Rusignuolo
Executive Vice President
& Chief Information Officer

Robert G. Breighner, Jr.
Senior Vice President of
Compliance & Audit

CORPORATE INFORMATION

Corporate Headquarters
Select Medical Holdings Corporation
4714 Gettysburg Road
Mechanicsburg, PA 17055-5036
717.972.1100

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
Two Commerce Square
2001 Market Street, Suite 1800
Philadelphia, PA 19103-7042

Stockholder Inquiries
Joel T. Veit
Senior Vice President & Treasurer
4714 Gettysburg Road
Mechanicsburg, PA 17055-5036
717.972.1100 | ir@selectmedical.com

Stock Exchange
NYSE
Symbol: SEM

Corporate Website
selectmedicalholdings.com

Register & Stock Transfer Agent
Stockholder correspondence should be mailed to:
Computershare
P.O. Box 43078
Providence, RI 02940-3078

Overnight correspondence should be mailed to:
Computershare
150 Royall Street, Suite 101
Canton, MA 02021-1031










Our Mission

SELECT MEDICAL WILL PROVIDE AN EXCEPTIONAL PATIENT CARE EXPERIENCE THAT PROMOTES HEALING AND RECOVERY IN A COMPASSIONATE ENVIRONMENT.

LEARN MORE AT >> **SELECTMEDICALHOLDINGS.COM**



Select MEDICAL
Improving Quality of Life

4714 GETTYSBURG ROAD,
MECHANICSBURG, PA 17055